08043032

First Midwest Bancorp, Inc.

First Midwest Bancorp, Inc.

Company Profile

First Midwest Bancorp, Inc. is a bank holding company headquartered in the Chicago suburb of Itasca, Illinois with operations throughout the greater Chicago suburban area, as well as operating centers in central and western Illinois.

Our principal subsidiary is First Midwest Bank, which provides a broad range of commercial and retail banking services to consumer, commercial and industrial, and public or governmental customers. First Midwest Bank has approximately $8.0 billion in assets and over $4.3 billion in trust assets under management.

We are one of the Chicago metropolitan area's largest independent bank holding companies, providing business, retail banking, and trust and investment management services through 101 offices located in 62 communities.

We are committed to meeting the financial needs of the people and businesses in the communities where we live and work by providing customized banking solutions, quality products, and innovative services that truly fulfill those financial needs.

First Midwest was recently recognized by the Alfred P. Sloan Awards for Business Excellence in Workforce Flexibility in the greater Chicago Area.

Additional Information

Visit the Investor Relations section of our website, **www.firstmidwest.com**, for stock and dividend information, quarterly earnings and news releases, on-line annual report, links to SEC filings, and other Company information.

Stockholders Letter

4.4.2008



John M. O'Meara
Chairman of the Board and
Chief Executive Officer
First Midwest Bancorp, Inc.

Dear Stockholders:

The financial headline result for First Midwest Bancorp, Inc. for 2008 was dominated by a non-cash charge to earnings to reduce the carrying value of a portion of our securities portfolio. Lack of liquidity in the marketplace drove the indicated values of these securities down in sympathy with similar markdowns which have punctuated the national capital markets in the last half of 2007 and continuing into 2008. Following this writedown, First Midwest Bancorp, Inc. remains well-capitalized and fully capable of executing a robust operating strategy for 2008 and beyond. In the absence of this charge, First Midwest's operating performance was outstanding. We significantly outstripped peer bank performance on both an earnings and asset quality basis. We fully expect that our underlying performance will remain on trend notwithstanding the continued uncertainty in the national markets. The basis for this belief is rooted in our reliance upon the traditional strengths of our business plan. They are:

- Our Mission
- Our People
- Our Marketplace
- Our Credit Culture
- Our Performance

Mission

First adopted in 1991, our strategic mission has centered us on value creation for our clients. Needs fulfillment has always taken precedence over product sales. Relationships which are forged on these principles are strengthened in the responses which we make to clients in these current economic conditions.

People

Nearly 2,000 First Midwest bankers report to work everyday. In a recent poll they voted First Midwest one of the top twenty-five employers in Chicagoland. Their incumbency with First Midwest far outstrips their counterparts at our competitor institutions. In addition, the continuity of our directorate and senior management has served to hone our strategic direction over more than twenty years.

Marketplace

The Chicagoland marketplace is among the most diverse in the country. Its absolute size, its dynamism, its wealth and its capacity make it an ideal place to do our business. The opportunities which are presented to us are significant. Our strong performance and our longevity in the market stands us well to exploit those potentials.

Credit Culture

The credit culture at First Midwest begins with the selection of businesses we fund, the geography we cover and the granularity of the individual exposures we underwrite. Confidence in the strength of our marketplace has resulted in a nearly ninety-six percent in-market loan origination. Our credit administration group is staffed by senior experienced credit officers and backstopped by deeply entrenched loan review and credit administration personnel. This has allowed us to manage credit costs at peer surpassing levels over a growing number of years.

Performance

Outstanding operating performance has been a hallmark of First Midwest for sixteen straight years. Measured by return on equity or return on assets, we far outstrip local Chicago and national peer banks. Solid interest margins, controlled credit costs and careful expense management allowed us to be ranked as the twenty-second most profitable among the top 150 banking companies in the country as reported in Bank Director Magazine in its January 2008 issue.

2008 Forecast

The prospects for First Midwest Bancorp, Inc. for the year ahead are full of opportunity. It is truly a time when our fundamental strengths outlined above will serve us well. Competitively, we should have an advantage over a number of our industry peers by virtue of our clear focus on the marketplace and our clients. The available client prospect pool should be in flux due to merger activity on the one hand and the demonstrated operating performance problems of several local competitors on the other hand.

We should be able to take advantage of this situation in expanded client relationships and line of business penetration across the board. We are forecasting expanded loan and deposit totals as well as continued expansion of our trust and advisory services, and other fee-based businesses.

National Market Impacts

Recession, reflation, deflation, monetary policy, fiscal policy, credit pricing and illiquidity all represent threats to the marketplace where our company operates. Most of these variables are far beyond our ability to control. The things which we do control are our strengths: Mission, People, Marketplace, Credit Culture and Performance. Keeping our focus here should deliver a solid 2008 performance no matter what the larger economic environment manifests.

Welcome

We welcome John F. Chlebowski, Jr. to our Board of Directors and Audit Committee. John's deep background in an array of businesses has served us well already. We look forward to even larger contributions as he becomes more fully acclimated to First Midwest Bancorp, Inc.

Thank you

My personal gratitude is extended to you for your continued confidence and support.

John M. O'Meara
Chairman of the Board and
Chief Executive Officer

Board of Directors

Vernon A. Brunner [2]
President and Chief Executive Officer
Brunner Marketing Solutions, LLC
(Consumer Products Marketing Consultant)

Bruce S. Chelberg [1, 3]
Retired Chairman and Chief Executive Officer
Whitman Corporation
(Diversified, Multinational Holding Company)

John F. Chlebowski, Jr. [1]
Retired President and Chief Executive Officer
Lakeshore Operating Partners, LLC
(Bulk Liquid Distribution Firm)

Joseph W. England [1]
Retired Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Brother James Gaffney, FSC [3]
President
Lewis University
(Independent Private Institution of Higher Education)

Thomas M. Garvin [2, 3]
Retired President and Chief Executive Officer
G.G. Products Company
(Food Business Acquirer)

Patrick J. McDonnell [1]
President and Chief Executive Officer
The McDonnell Company LLC
(Business Consulting Company)

John M. O'Meara
Chairman of the Board and
Chief Executive Officer
First Midwest Bancorp, Inc.

Robert P. O'Meara
Vice Chairman of the Board
First Midwest Bancorp, Inc.

John E. Rooney [1]
President and Chief Executive Officer
U.S. Cellular Corporation
(Cellular Communications Provider)

Ellen A. Rudnick [3]
Executive Director
Michael Polsky Center for Entrepreneurship
University of Chicago
(Graduate School of Business)

John L. Sterling [2]
President and Owner
Sterling Lumber Company
(Lumber Distributor)

J. Stephen Vanderwoude [1, 2]
Retired Chairman and Chief Executive Officer
Madison River Communications
(Operator of Rural Telephone Companies)

Executive Management Group

First Midwest Bancorp, Inc.

John M. O'Meara
Chairman of the Board and
Chief Executive Officer

Michael L. Scudder
President and
Chief Operating Officer

Thomas J. Schwartz
Executive Vice President

Paul F. Clemens
Executive Vice President and
Chief Financial Officer

Cynthia A. Lance
Executive Vice President and
Corporate Secretary

First Midwest Bank

John M. O'Meara
Chairman of the Board and
Chief Executive Officer

Thomas J. Schwartz
President and
Chief Operating Officer

Michael L. Scudder
Group Executive Vice President

Paul F. Clemens
Executive Vice President and
Chief Financial Officer

Kent S. Belasco
Executive Vice President and
Chief Information Officer

Michael J. Kozak
Executive Vice President and
Chief Credit Officer

Janet M. Viano
Group President, Retail Banking

Stephanie R. Wise
Executive Vice President,
Business and Institutional Services

Cynthia A. Lance
Corporate Secretary

Board Committees:

(1) Audit Committee
(2) Compensation Committee
(3) Nominating & Corporate Governance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year-ended **December 31, 2007**

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________

Commission File Number 0-10967

FIRST MIDWEST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-3161078**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(Address of principal executive offices) (zip code)
Registrant's telephone number, including area code: **(630) 875-7450**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value	The Nasdaq Stock Market
Preferred Share Purchase Rights	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X].

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X].

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2007, determined using a per share closing price on that date of $35.51, as quoted on The Nasdaq Stock Market, was $1,647,267,247.

At February 25, 2008 there were 48,548,307 shares of common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of Registrant's Proxy Statement for the 2008 Annual Stockholders' Meeting - Part III

FORM 10-K

TABLE OF CONTENTS

First Midwest Bancorp, Inc. is a bank holding company headquartered in the Chicago suburb of Itasca, Illinois with operations throughout the greater Chicago suburban area as well as operating centers in central and western Illinois. Our principal subsidiary is First Midwest Bank, which provides a broad range of commercial and retail banking services to consumer, commercial and industrial, and public or governmental customers. We are committed to meeting the financial needs of the people and businesses in the communities where we live and work by providing customized banking solutions, quality products, and innovative services that truly fulfill those financial needs.

AVAILABLE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"), and we make this information available free of charge on or through the investor relations section of our web site at *www.firstmidwest.com/aboutinvestor_overview.asp.* The following are also posted on our web site or available in print upon the request of any stockholder to our Corporate Secretary:

- Certificate of Incorporation
- Company By-laws
- Charters for our Audit, Compensation, and Nominating and Corporate Governance Committees
- Related Person Transaction Policies and Procedures
- Corporate Governance Guidelines
- Code of Ethics and Standards of Conduct (the "Code"), which governs our directors, officers, and employees
- Code of Ethics for Senior Financial Officers.

Within the time period required by the SEC and the Nasdaq Stock Market, we will post on our web site any amendment to the Code and any waiver applicable to any executive officer, director, or senior financial officer (as defined in the Code). In addition, our web site includes information concerning purchases and sales of our securities by our executive officers and directors, as well as any disclosure relating to certain non-GAAP financial measures (as defined in the SEC's Regulation G) that we may make public orally, telephonically, by webcast, by broadcast, or by similar means from time to time.

Our Corporate Secretary can be contacted by writing to First Midwest Bancorp, Inc., One Pierce Place, Itasca, Illinois 60143, Attn: Corporate Secretary. The Company's Investor Relations Department can be contacted by telephone at (630) 875-7463 or by e-mail at *investor.relations@firstmidwest.com.*

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

We include or incorporate by reference in this Annual Report on Form 10-K, and from time to time our management may make, statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent only management's beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Although we believe the expectations reflected in any forward-looking statements are reasonable, it is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in such statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," and the negative of these terms and other comparable terminology. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this report, or when made.

Forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions and may include projections relating to our future financial performance including our growth strategies and anticipated trends in our business. For a detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements, you should refer to Items 1A and 7 of this Annual Report on Form 10-K, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Results of Operations." These risks and uncertainties are not exhaustive however. Other sections of this report describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this report to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

PART I

ITEM 1. BUSINESS

First Midwest Bancorp, Inc.

First Midwest Bancorp, Inc. (the "Company") is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"). The Company is one of Illinois' largest publicly traded banking companies with assets of $8.1 billion at year-end 2007 and is headquartered in the Chicago suburb of Itasca, Illinois.

The Company is the product of the consolidation of over 26 affiliated banks in 1983, followed by several significant acquisitions including, the purchase of SparBank, Incorporated a $449 million institution in 1997, Heritage Financial Services, Inc. a $1.4 billion institution in 1998, CoVest Bancshares, a $645.6 million institution in 2003 and Bank Calumet, Inc. a $1.4 billion institution in 2006. The Company continues to explore opportunities to acquire banking institutions and discussions related to possible acquisitions may occur at any time. The Company cannot predict whether, or on what terms, discussions will result in further acquisitions. As a matter of policy, the Company generally does not comment on any discussions or possible acquisitions until a definitive acquisition agreement has been signed.

The Company has responsibility for the overall conduct, direction, and performance of its subsidiaries. The Company provides various services to its subsidiaries, establishes Company-wide policies and procedures, and provides other resources as needed, including capital.

Subsidiaries

Currently, the Company operates two wholly owned subsidiaries: First Midwest Bank (the "Bank"), employing 1,843 full-time equivalent employees at December 31, 2007, and First Midwest Insurance Company, which is largely inactive. At December 31, 2007, the Bank had $8.0 billion in total assets, $5.9 billion in total deposits, and 99 banking offices primarily in suburban metropolitan Chicago.

The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services. These services include accepting deposits; commercial and industrial, consumer, and real estate lending; collections; trust and investment management services; cash management services; safe deposit box operations; and other banking services tailored for consumer, commercial and industrial, and public and governmental customers. The Bank also provides an electronic banking center on the Internet at *www.firstmidwest.com*, which enables Bank customers to perform banking transactions and provides information about Bank products and services to the general public.

The Bank operates four wholly owned subsidiaries: FMB Investment Corporation, First Midwest Investments, Inc., Calumet Investment Corporation, and Bank Calumet Financial Services, Inc.

FMB Investment Corporation is a Delaware corporation established in 1998 that manages investment securities, principally state and municipal obligations, and provides corporate management services to its wholly owned subsidiary, FMB Investment Trust, a Maryland business trust also established in 1998. FMB Investment Trust manages many of the real estate loans originated by the Bank. FMB Investment Trust has elected to be taxed as a Real Estate Investment Trust for federal income tax purposes.

Calumet Investment Corporation and Bank Calumet Financial Services, Inc., were acquired as part of a 2006 bank acquisition. Calumet Investment Corporation is a Delaware corporation that manages investment securities, principally state and municipal obligations, and provides corporate management services to its wholly owned subsidiary, Calumet Investments Ltd., a Bermuda corporation. Calumet Investments Ltd. manages investment securities and is largely inactive.

First Midwest Investments, Inc., and Bank Calumet Financial Services, Inc. are largely inactive.

First Midwest Insurance Company operates as a reinsurer of credit life, accident, and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations, and is largely inactive.

Competition

The banking and financial services industry in Illinois and the Chicago metropolitan area is highly competitive, and the Company expects it to remain so in the future. The Company also expects to face increasing competition from on-line banking and financial institutions seeking to attract customers by providing access to services and products that mirror the services and products offered by traditional brick-and-mortar institutions. Competition is based on a number of factors including interest rates charged on loans and paid on deposits; the ability to attract new deposits; the scope and type of banking and financial services offered; the hours during which business can be conducted; the location of bank branches and ATMs; the availability, ease of use, and range of banking services on the Internet; the availability of related services; and a variety of additional services such as investment management, fiduciary, and brokerage services.

Generally, the Bank competes with other local, regional, and internet banks and savings and loan associations, personal loan and finance companies, and credit unions. In addition, the Bank competes for deposits with money market mutual funds and investment brokers on the basis of interest rates offered and available products. The competition for banking customers remains intense as a number of local and out-of-state banking institutions have engaged in branch office expansion in the suburban Chicago markets, whether through acquisition or establishment of de novo branches. In addition, increased competition from on-line banking institutions has generally increased pricing pressure among banks and financial institutions for deposits and other financial services.

In providing investment advisory services, the Bank also competes with retail and discount stockbrokers, investment advisors, mutual funds, insurance companies, and other financial institutions for investment management clients. Competition is generally based on the variety of products and services offered to clients and the performance of funds under management and comes from financial service providers both within and outside of the geographic areas in which the Bank maintains offices.

Offering a broad array of products and services at competitive prices is an important element in competing for customers. The Company differentiates itself, however, by the way it systematically assesses a customer's specific financial needs, sells products and services to meet those needs, and provides the customer with high quality service. The Company believes this approach and its knowledge of and commitment to the communities in which it is located are the most important aspects in retaining and expanding its customer base.

The Bank faces intense competition in attracting and retaining qualified employees. The Bank's ability to continue to compete effectively will depend upon its ability to attract new employees and retain and motivate existing employees.

Supervision and Regulation

The Company and its subsidiaries are subject to regulation and supervision by various governmental regulatory authorities including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Department of Financial and Professional Regulation (the "IDFPR"), and the Arizona Department of Insurance. Financial institutions and their holding companies are extensively regulated under federal and state law.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and its subsidiaries, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations, and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's deposit insurance fund ("DIF") and the depositors, rather than the stockholders, of a financial institution.

The following references to material statutes and regulations affecting the Company and its subsidiaries are brief summaries thereof and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business or operations of the Company and its subsidiaries. The operations of the Company may also be affected by changes in the policies of various regulatory authorities. The Company cannot accurately predict the nature or the extent of the effects that any such changes would have on its business and earnings.

Bank Holding Company Act of 1956, as amended

Generally, the Act governs the acquisition and control of banks and nonbanking companies by bank holding companies. A bank holding company is subject to regulation under the Act and is required to register with the Federal Reserve under the Act. The Act requires a bank holding company to file an annual report of its operations and such additional information as the Federal Reserve may require and is subject, along with its subsidiaries, to examination by the Federal Reserve. The Federal Reserve has jurisdiction to regulate the terms of certain debt issues of bank holding companies, including the authority to impose reserve requirements.

The acquisition of 5% or more of the voting shares of any bank or bank holding company generally requires the prior approval of the Federal Reserve and is subject to applicable federal and state law, including the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") for interstate transactions. The Federal Reserve evaluates acquisition applications based on, among other things, competitive factors, supervisory factors, adequacy of financial and managerial resources, and banking and community needs considerations.

The Act also prohibits, with certain exceptions, a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any "nonbanking" company unless the nonbanking activities are found by the Federal Reserve to be "so closely related to banking . . . as to be a proper incident thereto." Under current regulations of the Federal Reserve, a bank holding company and its nonbank subsidiaries are permitted, among other activities, to engage in such banking-related business ventures as consumer finance, equipment leasing, data processing, mortgage banking, financial and investment advice, and securities brokerage services. The Act does not place territorial restrictions on the activities of a bank holding company or its nonbank subsidiaries.

Federal law prohibits acquisition of "control" of a bank or bank holding company without prior notice to certain federal bank regulators. "Control" is defined in certain cases as the acquisition of as little as 10% of the outstanding shares of any class of voting stock. Furthermore, under certain circumstances, a bank holding company may not be able to purchase its own stock, where the gross consideration will equal 10% or more of the company's net worth, without obtaining approval of the Federal Reserve. Under the Federal Reserve Act, banks and their affiliates are subject to certain requirements and restrictions when dealing with each other (affiliate transactions including transactions with their bank holding company). The Company is also subject to the provisions of the Illinois Bank Holding Company Act.

Interstate Banking

Bank holding companies are permitted to acquire banks and bank holding companies in any state and to be acquired, subject to the requirements of Riegle-Neal and, in some cases, applicable state law.

Under Riegle-Neal, adequately capitalized and managed bank holding companies may be permitted by the Federal Reserve to acquire control of a bank in any state. States, however, may prohibit acquisitions of banks that have not been in existence for at least five years. The Federal Reserve is prohibited from approving an application for acquisition if the applicant controls more than 10% of the total amount of deposits of insured depository institutions nationwide. In addition, interstate acquisitions may also be subject to statewide concentration limits.

The Federal Reserve would be prohibited from approving an application if, prior to consummation, the proposed acquirer controls any insured depository institution or branch in the home state of the target bank, and the applicant, following consummation of an acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in that state. This legislation also provides that the provisions on concentration limits do not affect the authority of any state to limit or waive the percentage of the total amount of deposits in the state which would be held or controlled by any bank or bank holding company to the extent the application of this limitation does not discriminate against out-of-state institutions.

Interstate branching under Riegle-Neal permits banks to merge across state lines, thereby creating a bank headquartered in one state with branches in other states. Approval of interstate bank mergers is subject to certain conditions including adequate capitalization, adequate management, Community Reinvestment Act compliance, deposit concentration limits (as set forth above), compliance with federal and state antitrust laws, and compliance with applicable state consumer protection laws. An interstate merger transaction may involve the acquisition of a branch without the acquisition of the bank only if the law of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank in that state without acquiring the bank. Following the consummation of an interstate transaction, the resulting bank may establish additional branches at any location where any bank involved in the transaction could have established a branch under applicable federal or state law, if such bank had not been a party to the merger transaction.

Riegle-Neal allowed each state the opportunity to "opt out," thereby prohibiting interstate branching within that state. Of the three states in which the Bank is located (Illinois, Indiana, and Iowa), none of them has adopted legislation to "opt out" of the interstate merger provisions. Furthermore, pursuant to Riegle-Neal, a bank is able to add new branches in a state in which it does not already have banking operations if such state enacts a law permitting such de novo branching, or, if the state allows acquisition of branches, subject to applicable state requirements. Illinois law allows de novo banking with other states that allow Illinois banks to branch de novo in those states.

Illinois Banking Law

The Illinois Banking Act ("IBA") governs the activities of the Bank, an Illinois banking corporation. The IBA defines the powers and permissible activities of an Illinois state-chartered bank, prescribes corporate governance standards, imposes approval requirements on mergers of state banks, prescribes lending limits, and provides for the examination of state banks by the IDFPR. The Banking on Illinois Act ("BIA") became effective in mid-1999 and amended the IBA to provide a wide range of new activities allowed for Illinois state-chartered banks, including the Bank. The provisions of the BIA are to be construed liberally in order to create a favorable business climate for banks in Illinois. The main features of the BIA are to expand bank powers through a "wild card" provision that authorizes Illinois state-chartered banks to offer virtually any product or service that any bank or thrift may offer anywhere in the country, subject to restrictions imposed on those other banks and thrifts, certain safety and soundness considerations, and prior notification to the IDFPR and the FDIC.

Federal Reserve Act

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act, which restrict or impose requirements on financial transactions between federally insured depository institutions and affiliated companies. The statute limits credit transactions between a bank and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, requires arms-length transactions between affiliates, and restricts the types of collateral security permitted in connection with a bank's extension of credit to affiliates. Section 22(h) of the Federal Reserve Act limits how much and on what terms a bank may lend to its insiders and insiders of its affiliates, including executive officers and directors.

Other Regulation

The Bank is subject to a variety of federal and state laws and regulations governing its operations. For example, deposit activities are subject to such acts as the Federal Truth in Savings Act and the Illinois Consumer Deposit Account Act. Electronic banking activities are subject to federal law, including the Electronic Funds Transfer Act, and state laws. Trust activities of the Bank are subject to the Illinois Corporate Fiduciaries Act. Loans made by the Bank are subject to applicable provisions of the Illinois Interest Act, the Federal Truth in Lending Act, and the Illinois Financial Services Development Act.

The Bank is also subject to a variety of other laws and regulations concerning equal credit opportunity, fair lending, customer privacy, identity theft, fair credit reporting, and community reinvestment. The Bank currently holds an "outstanding" rating for community reinvestment activity, the highest available.

As an Illinois banking corporation controlled by a bank holding company, the Bank is subject to the rules regarding change of control in the Act and the Federal Deposit Insurance Act and is also subject to the rules regarding change in control of Illinois banks contained in the IBA and the Illinois Bank Holding Company Act.

Gramm-Leach-Bliley Act of 1999 ("GLB Act")

The GLB Act allows for banks, other depository institutions, insurance companies, and securities firms to enter into combinations that permit a single financial services organization to offer customers a more comprehensive array of financial products and services. The GLB Act defines a financial holding company ("FHC"), which is regulated by the Federal Reserve. Functional regulation of the FHC's subsidiaries is conducted by their primary functional regulators. Pursuant to the GLB Act, bank holding companies, foreign banks, and their subsidiary depository institutions electing to qualify as an FHC must be "well managed," "well capitalized," and rated at least satisfactory under the Community Reinvestment Act in order to engage in new financial activities.

An FHC may engage in securities and insurance activities and other activities that are deemed financial in nature or incidental to a financial activity under the GLB Act, such as merchant banking activities. While aware of the flexibility of the FHC statute, the Company has, for the time being, decided not to become an FHC. The activities of bank holding companies that are not FHCs will continue to be regulated by, and limited to, activities permissible under the Act.

The GLB Act also prohibits a financial institution from disclosing non-public personal information about a consumer to unaffiliated third parties unless the institution satisfies various disclosure requirements and the consumer has not elected to opt out of the information sharing. Under the GLB Act, a financial institution must provide its customers with a notice of its privacy policies and practices. The Federal Reserve, the FDIC, and other financial regulatory agencies have issued regulations implementing notice requirements and restrictions on a financial institution's ability to disclose non-public personal information about consumers to unaffiliated third parties.

The Bank is also subject to certain federal and state laws that limit the use and distribution of non-public personal information to subsidiaries, affiliates, and unaffiliated entities.

Bank Secrecy Act and USA Patriot Act

In 1970, Congress enacted the Currency and Foreign Transactions Reporting Act, commonly known as the Bank Secrecy Act (the "BSA"). The BSA requires financial institutions to maintain records of certain customers and currency transactions and to report certain domestic and foreign currency transactions, which may have a high degree of usefulness in criminal, tax, or regulatory investigations or proceedings. Under this law, financial institutions are required to develop a BSA compliance program.

In 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including the Company and the Bank, to help prevent and detect international money laundering and the financing of terrorism and prosecute those involved in such activities. The Department of the Treasury has adopted additional requirements to further implement Title III.

Under these regulations, a mechanism has been established for law enforcement officials to communicate names of suspected terrorists and money launderers to financial institutions to enable financial institutions to promptly locate accounts and transactions involving those suspects. Financial institutions receiving names of suspects must search their account and transaction records for potential matches and report positive results to the U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN"). Each financial institution must designate a point of contact to receive information requests. These regulations outline how financial institutions can share information concerning suspected terrorist and money laundering activity with other financial institutions under the protection of a statutory safe harbor if each financial institution notifies FinCEN of its intent to share information.

The Department of the Treasury has also adopted regulations intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Financial institutions are required to take reasonable steps to ensure that they are not providing banking services directly or indirectly to foreign shell banks.

In addition, banks must have procedures in place to verify the identity of the persons with whom they deal.

Capital Guidelines

The Federal Reserve and the other federal bank regulators have established risk-based capital guidelines to provide a framework for assessing the adequacy of the capital of national and state banks, thrifts, and their holding companies (collectively, "banking institutions"). These guidelines apply to all banking institutions, regardless of size, and are used in the examination and supervisory process as well as in the analysis of applications to be acted upon by the regulatory authorities. These guidelines require banking institutions to maintain capital based on the credit risk of their operations, both on and off-balance sheet.

The minimum capital ratios established by the guidelines are based on both Tier 1 and Total capital to total risk-based assets (as defined in the regulations). In addition to the risk-based capital requirements, the Federal Reserve and the FDIC require banking institutions to maintain a minimum leveraged-capital ratio to supplement the risk-based capital guidelines. The Company and the Bank are "well capitalized" by these standards, the highest applicable ratings.

Dividends

The Company's primary source of liquidity is dividend payments from the Bank. In addition to capital guidelines, the Bank is limited in the amount of dividends it can pay to the Company under the IBA. Under this law, the Bank is permitted to declare and pay dividends in amounts up to the amount of its accumulated net profits, provided that it retains in its surplus at least one-tenth of its net profits since the date of the declaration of its most recent dividend until those additions to surplus, in the aggregate, equal the paid-in capital of the Bank. The Bank may not, while it continues its banking business, pay dividends in excess of its net profits then on hand (after deductions for losses and bad debts). In addition, the Bank is limited in the amount of dividends it can pay under the Federal Reserve Act and Regulation H. For example, dividends cannot be paid that would constitute a withdrawal of capital; dividends cannot be declared or paid if they exceed a bank's undivided profits; and a bank may not declare or pay a dividend greater than current year net income plus retained net income of the prior two years without Federal Reserve approval.

Since the Company is a legal entity, separate and distinct from the Bank, its dividends to stockholders are not subject to the bank dividend guidelines discussed above. The IDFPR is authorized to determine, under certain circumstances relating to the financial condition of a bank or bank holding company, that the payment of dividends by the Company would be an unsafe or unsound practice and to prohibit payment thereof. The Federal Reserve has taken the position that dividends that would create pressure or undermine the safety and soundness of the subsidiary bank are inappropriate.

FDIC Insurance Premiums

The Bank's deposits are insured through the DIF, which is administered by the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the DIF.

The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of four categories and assessed insurance premiums on deposits based on their level of capital and supervisory evaluation. For 2008, the Bank will pay premium assessments on its DIF-insured deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations, which were used to finance the cost of thrift bailouts in the 1980's. The FICO assessment rates for the first quarter of 2008 were set at $0.0114 per $100 of insured deposits for DIF-assessable deposits. These rates may be adjusted quarterly to reflect changes in assessment basis for the DIF.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") implemented a broad range of corporate governance and accounting measures to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of disclosures under federal securities laws. The Company is subject to Sarbanes-Oxley because it is required to file periodic reports with the SEC under the Securities and Exchange Act of 1934. Among other things, Sarbanes-Oxley and/or its implementing regulations have established new membership requirements and additional responsibilities for the Company's audit committee, imposed restrictions on the relationship between the Company and its outside auditors (including restrictions on the types of non-audit services our auditors may provide to us), imposed additional responsibilities for external financial statements on our chief executive officer and chief financial officer, expanded the disclosure requirements for corporate insiders, required management to evaluate the Company's disclosure controls and procedures and our internal control over financial reporting, and required auditors to issue a report on the Company's internal control over financial reporting. The Nasdaq Stock Market has imposed a number of new corporate governance requirements as well.

Future Legislation

Various legislation, including proposals to change substantially the financial institution regulatory system, is from time to time introduced in Congress. This legislation may change banking statutes and the Company's operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any potential legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on its business, results of operations, or financial condition.

ITEM 1A. RISK FACTORS

The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision with respect to any of the Company's securities, you should carefully consider the risks and uncertainties as described below together with all of the information included herein. The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known or that are currently deemed immaterial also may have a material adverse effect on the Company's results of operations and financial condition. If any of the following risks actually occur, the Company's results of operations and financial condition could suffer, possibly materially. In that event, the trading price of the Company's common stock or other securities could decline. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Risks Related To The Company's Business

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In its primary market areas, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Bank and may offer certain services that the Bank does not provide. The Company's profitability depends upon the Bank's continued ability to compete effectively in its market areas. A number of local and out-of-state banking institutions have engaged in branch office expansion in the suburban Chicago market through acquisition or establishment of de novo branches.

The Company operates in a heavily regulated environment.

The banking industry is heavily regulated. The business of the Company and the Bank is subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the IDFPR, and the SEC. The Company's success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders or other security holders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting the Company may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect the Company's business.

The Company and its subsidiaries are subject to examinations and challenges by taxing authorities, and tax laws or interpretations of existing laws may change.

In the normal course of business, the Company and its subsidiaries are routinely subject to examinations and challenges from federal and state taxing authorities regarding the amount of taxes due in connection with investments made and the businesses in which it has engaged. Federal and state taxing authorities have recently become increasingly aggressive in challenging tax positions taken by financial institutions, including positions that have been taken by the Company. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property, or income tax issues, including tax base, apportionment, and tax credit planning. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are not resolved in the Company's favor, they could have an adverse effect on the Company's financial condition and results of operations. In addition, changes in federal and state tax laws or interpretations, including changes affecting tax rates, income not subject to tax under existing laws or interpretations, income sourcing, or consolidation and combination rules may also have an adverse impact upon the Company's financial condition, results of operations, or liquidity.

The Company and its subsidiaries are subject to new state tax laws.

In August 2007, the State of Illinois enacted new legislation affecting the taxation of banks operating in the state. The new law changes the rules related to the sourcing and apportionment of items of income and expense to Illinois. The provisions were further modified by legislation enacted in January 2008. The legislative provisions have various effective dates, the earliest beginning January 1, 2008. The legislation is not expected to have a material impact on the Company's 2008 state tax expense. The Company continues to evaluate this legislation, and while the impact on subsequent years is currently unknown, no assurance can be given that it will not adversely impact the Company's profitability.

Changes in the policies of monetary authorities could adversely affect the Company's profitability.

The Company's results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in United States government securities, changes in the discount rate or the federal funds rate on bank borrowings, and changes in reserve requirements against bank deposits. Changes in these policies could adversely affect the Company's profitability. For example, changes increasing the Company's cost of funds could reduce net interest income. No certainty can be given as to possible future changes in interest rates, deposit levels, loan demand, or the business and earnings of the Bank due to changing conditions in the national economy and in the money markets.

The Company's business is concentrated in the suburban Chicago metropolitan area, and a downturn in the economy of this area may adversely affect the Company's business.

The Company's success depends to a large degree on the general economic conditions of the suburban Chicago metropolitan area and, to a lesser extent, other central and western markets in Illinois and contiguous states. The economic conditions in these areas have a significant impact on the generation of the Bank's commercial, real estate commercial, and real estate construction loans; the ability of borrowers to repay these loans; and the value of the collateral securing these loans. Adverse changes in the economic conditions of these areas could also negatively impact the financial results of the Company's operations and its profitability. For example, these factors could lead to reduced interest income and an increase in the provision for loan losses.

A significant portion of the loans in the Company's portfolio is secured by real estate. Most of these loans are secured by properties located in the Chicago metropolitan area. Negative conditions in the real estate markets where collateral for a mortgage loan is located could adversely affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in economic conditions, supply and demand for properties, and governmental rules or policies.

The widespread effect of falling housing prices on financial markets could adversely affect the Company's profitability, liquidity, and financial condition.

Turmoil in the financial markets, precipitated by falling housing prices and rising delinquencies and foreclosures, has negatively impacted the valuation of securities supported by real estate collateral, including certain securities owned by the Company. The Company relies on its investment portfolio as a source of net interest income and as a means to manage its funding and liquidity needs. If defaults in the underlying collateral are such that the security can no longer meet its debt service requirements, the Company's net interest income, cash flows, and capital will be reduced.

Turmoil in the financial markets could impair the market value of fixed income securities.

Major disruptions in the capital markets, similar to the recent turmoil experienced in response to the decline of the sub-prime mortgage market, could adversely affect the market values of fixed income securities that we may hold in our securities portfolio from time to time. Significant reduced investor demand for a fixed income security could materially impact liquidity, and, as a result, the market value of such security. Such circumstances could negatively impact our financial statements.

Changes in interest rates could have an adverse effect on the Company's income.

The Company's financial performance depends to a significant extent upon its net interest income. Net interest income represents the difference between interest income plus fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. The Company's net interest income is adversely affected if interest paid on deposits and borrowings increases faster than the interest and fees earned on loans and investments. Changes in interest rates could also adversely affect the income of certain components of the Company's noninterest income.

Changes in the mix of the Company's funding sources could have an adverse effect on the Company's income. Almost half of the Company's funding sources are in lower-rate transactional deposit accounts. Market rate increases or competitive pricing could heighten the risk of moving to higher-rate funding sources, which would cause an adverse impact on the Company's net income. For additional discussion of net interest income sensitivity, refer to Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," of this Form 10-K.

Downgrades in the credit rating of one or more insurers that provide credit enhancement for the Company's state and municipal securities portfolio may have an adverse impact on the market for and valuation of these types of securities.

The Company invests in tax-exempt state and local municipal securities. A majority are insured by monoline insurers. Recently, several of these insurers have come under scrutiny by rating agencies. One insurer has been downgraded, and two others have been placed on rating review. The reduction in the credit rating of an insurer may negatively impact the market for and valuation of the Company's securities. This could adversely affect the Company's net interest income, liquidity, and capital.

Changes in the reserve for loan losses could affect profitability.

The reserve for loan losses consists of three components calculated based on estimations performed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan." The reserve for loan losses consists of: (i) specific reserves established for expected losses on individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates.

Determination of the reserve is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Credit exposures deemed to be uncollectible are charged-off against the reserve, while recoveries of amounts previously charged-off are credited to the reserve. Additions to the reserve for loan losses are charged to operating expense through the provision for loan losses. The amount charged to operating expense in any given year is dependent upon a number of factors including historic loan growth and changes in the composition of the loan portfolio, net charge-off levels, and the Company's assessment of the reserve for loan losses. Future adjustments may be necessary if economic conditions change or adverse developments arise with respect to nonperforming or performing loans or if regulatory supervision changes. Material additions to the reserve for loan losses would result in a material decrease in the Company's net income, and possibly its capital, and could result in the inability to pay dividends, among other adverse consequences.

The Company is a bank holding company, and its sources of funds are limited.

The Company is a bank holding company, and its operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to stockholders of the Company is derived primarily from dividends received from the Bank. The Company's ability to receive dividends or loans from its subsidiaries is restricted. Dividend payments by the Bank to the Company in the future will require generation of future earnings by the Bank and could require regulatory approval if the proposed dividend is in excess of prescribed guidelines. Further, the Company's right to participate in the assets of the Bank upon its liquidation, reorganization, or otherwise will be subject to the claims of the Bank's creditors, including depositors, which will take priority except to the extent the Company may be a creditor with a recognized claim. As of December 31, 2007, the Company's subsidiaries had deposits and other liabilities of approximately $7.2 billion.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and could materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability.

Future acquisitions may disrupt the Company's business, dilute stockholder value, and adversely affect operating results.

In addition to generating internal growth, the Company has strategically acquired banks or branches of other banks. The Company intends to continue to pursue acquisitions to supplement internal growth opportunities. Acquiring other banks or branches involves potential risks, including:

- exposure to unknown or contingent liabilities of acquired banks;
- exposure to asset quality issues of acquired banks;
- disruption of the Company's business;
- loss of key employees and customers of acquired banks;
- short-term decrease in profitability;
- diversion of management's time and attention;
- issues arising during transition and integration; and
- dilution in the ownership percentage of holdings of the Company's common stock.

Competition for acquisition candidates is intense.

Competition for acquisitions is intense. Numerous potential acquirors compete with the Company for acquisition candidates. The Company may not be able to successfully identify and acquire suitable targets, which could slow the Company's growth rate.

Future growth may require the Company to raise additional capital in the future, but that capital may not be available when it is needed.

The Company is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. To the extent the Company expands its asset base, primarily through loan growth, it will be required to support such growth by increasing its capital. In addition, the Company may be required to raise capital to support its acquisition strategy. Accordingly, the Company may need to raise capital in the future to support growth.

The Company's ability to raise capital will depend on conditions in the capital markets, which are outside of its control, and on the Company's financial performance. Accordingly, the Company cannot be assured of its ability to raise capital when needed or on favorable terms. If the Company cannot raise additional capital when needed, it will be subject to increased regulatory supervision and the imposition of restrictions on its growth and business. These could negatively impact the Company's ability to further expand its operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could harm its operating results.

Any reduction in the Company's credit ratings could increase its financing costs.

The Company cannot give any assurance that its current credit ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase the cost of borrowings or make it more difficult to obtain capital.

The Company's junior subordinated debentures have been assigned a rating by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., of "BBB+" (stable outlook), by Moody's Investors Service, Inc. of "A3" (stable outlook), and by Fitch, Inc. of "BBB+" (stable outlook).

The Company's business is continually subject to technological change, and it may have fewer resources than its competition to continue to invest in technological improvements.

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in the Company's operations. Many of the Company's competitors have greater resources to invest in technological improvements, and the Company may not effectively implement new technology-driven products and services or do so as quickly, which could reduce its ability to effectively compete.

The Company may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense, and the Company may not be able to hire people or retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan, or other systems. The Company has policies and procedures expressly designed to prevent or limit the effect of a failure, interruption, or security breach of its systems. However, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that the impact will not be substantial. The occurrence of any failures, interruptions, or security breaches of the Company's systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have an adverse effect on the Company's financial condition and results of operations.

Consumers and businesses may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. This could result in the loss of fee income as well as the loss of customer deposits and income generated from those deposits.

Risks Related to the Securities Markets

Substantial sales of the Company's common stock could cause its stock price to fall.

If stockholders sell substantial amounts of the Company's common stock in the public market, the market price of the Company's common stock could fall. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that it deems appropriate or to use its stock as consideration in an acquisition.

The Company's Restated Certificate of Incorporation, Amended and Restated By-Laws, and Amended and Restated Rights Agreement as well as certain banking laws may have an anti-takeover effect.

Provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-laws, federal banking laws, including regulatory approval requirements, and the Company's Amended and Restated Rights Plan could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial by the Company's stockholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Company's common stock.

The Company may issue additional securities, which could dilute the ownership percentage of holders of the Company's common stock.

The Company may issue additional securities to raise additional capital or finance acquisitions or upon the exercise or conversion of outstanding options, and if it does, the ownership percentage of holders of the Company's common stock could be diluted.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The executive offices of the Company, the Bank, and certain subsidiary operational facilities are located in a 16-story office building in Itasca, Illinois. The Company and the Bank currently occupy 60,933 square feet of that building, which is leased from an unaffiliated third party.

As of December 31, 2007, the Bank operated through 98 bank branches, one operational facility, and one lending office. Of these, 27 are leased and the remaining 73 are owned and not subject to any material liens. The banking offices are largely located in various communities throughout northern Illinois and northwestern Indiana, primarily the Chicago metropolitan suburban area. At certain Bank locations, excess space is leased to third parties. The Bank also owns 131 automated teller machines ("ATMs"), some of which are housed at a banking location and some of which are independently located. In addition, the Company owns other real property that, when considered individually or in the aggregate, is not material to the Company's financial position.

The Company believes its facilities in the aggregate are suitable and adequate to operate its banking business. Additional information with respect to premises and equipment is presented in Note 7 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

There are certain legal proceedings pending against the Company and its subsidiaries in the ordinary course of business at December 31, 2007. Based on presently available information, the Company believes that any liabilities arising from these proceedings would not have a material adverse effect on the consolidated financial condition of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no items submitted to a vote of stockholders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded under the symbol "FMBI" in the Nasdaq Global Select market tier of The Nasdaq Stock Market. As of December 31, 2007, there were 10,878 stockholders. The following table sets forth the closing common stock price, dividends declared per share, and book value per share during each quarter of 2007 and 2006.

	2007				2006			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Market price of common stock								
High	$ 36.50	$ 36.62	$ 38.17	$ 39.31	$ 39.52	$ 38.89	$ 37.52	$ 37.14
Low	$ 29.67	$ 31.87	$ 34.82	$ 36.00	$ 36.62	$ 34.42	$ 34.64	$ 32.62
Quarter-end	$ 30.60	$ 34.16	$ 35.51	$ 36.75	$ 38.68	$ 37.89	$ 37.08	$ 36.57
Cash dividends declared per share	$ 0.310	$ 0.295	$ 0.295	$ 0.295	$ 0.295	$ 0.275	$ 0.275	$ 0.275
Dividend yield at quarter-end [(1)]	4.05%	3.45%	3.32%	3.21%	3.05%	2.90%	2.97%	3.01%
Book value per share at quarter-end	$ 14.94	$ 14.94	$ 14.97	$ 15.16	$ 15.01	$ 14.92	$ 13.92	$ 13.81

(1) Ratios are presented on an annualized basis.

A discussion regarding the regulatory restrictions applicable to the Bank's ability to pay dividends to the Company is included in the "Supervision and Regulation - Dividends" section under Item 1 of this Form 10-K. A discussion of the Company's philosophy regarding the payment of dividends is included in the "Management of Capital" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Equity Compensation Plans

The following table sets forth information, as of December 31, 2007, relating to equity compensation plans of the Company pursuant to which options, restricted stock, restricted stock units, or other rights to acquire shares may be granted from time to time.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	Equity Compensation Plan Information		
Approved by security holders [(1)]	2,687,724	$31.83	894,955
Not approved by security holders [(2)]	4,789	17.60	-
Total	2,692,513	$31.81	894,955

(1) Includes all outstanding options and awards under the Omnibus Stock and Incentive Plan and the Non-Employee Directors' Stock Option Plan (the "Plans"). Additional information and details about the Plans are also disclosed in Notes 1 and 18 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

(2) Represents shares underlying deferred stock units credited under the Company's Nonqualified Retirement Plan, payable on a one-for-one basis in shares of the Company's common stock.

The Nonqualified Retirement Plan (the "Plan") is a defined contribution deferred compensation plan under which participants are credited with deferred compensation equal to contributions and benefits that would have accrued to the participant under the Company's tax-qualified plans, but for limitations under the Internal Revenue Code, and to amounts of salary and annual bonus that the participant has elected to defer. Participant accounts are deemed to be invested in separate investment accounts under the plan, with similar investment alternatives as those available under the Company's tax-qualified savings and profit sharing plan, including an investment account deemed invested in shares of Company common stock. The accounts are adjusted to reflect the investment return related to such deemed investments. Except for the 4,789 shares set forth in the table above, all amounts credited under the Plan are paid in cash.

Stock Performance Graph

The graph below illustrates, over a five-year period, the cumulative total return (defined as stock price appreciation and dividends) to stockholders from the common stock against a broad-market total return equity index and a published industry total return equity index. The broad-market total return equity index used in this comparison is the Standard & Poor's 500 Stock Index (the "S&P 500"), and the published industry total return equity index used in this comparison is the Standard & Poor's SmallCap 600 Banks Index ("S&P SmallCap 600 Banks").


250
200
150
100
50
0
Dollars
2002
2003
2004
2005
2006
2007
First Midwest
S&P 500
S&P SmallCap 600 Banks

Comparison of Five-Year Cumulative Total Return Among First Midwest, the S&P 500, and the S&P SmallCap 600 Banks [(1)]

	2002	2003	2004	2005	2006	2007
First Midwest	100.00	124.74	143.21	142.38	161.89	132.62
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
S&P SmallCap 600 Banks	100.00	144.63	179.02	167.96	182.97	123.79

(1) Assumes $100 invested on December 31, 2002 in First Midwest's Common Stock, the S&P 500, and the S&P SmallCap 600 Banks with the reinvestment of all related dividends.

To the extent this Form 10-K is incorporated by reference into any other filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the foregoing *"Stock Performance Graph"* will not be deemed incorporated, unless specifically provided otherwise in such filing and shall not otherwise be deemed filed under such Acts.

Issuer Purchases of Equity Securities

The following table summarizes purchases made by the Company or on its behalf, or by any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of its common stock during the quarter ended December 31, 2007 pursuant to repurchase programs approved by the Company's Board of Directors on May 18, 2005 and November 27, 2007. Under the current repurchase program, up to 2.5 million shares of the Company's common stock may be repurchased, and the total remaining authorization under the program was 2,499,503 shares as of December 31, 2007. The repurchase program has no set expiration or termination date and the Company generally does not repurchase shares of its common stock as part of the repurchase program during self-imposed "black-out" periods.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased [(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Programs
October 1 - October 31, 2007	99,050	$32.82	98,547	486,345
November 1 - November 30, 2007	200,547	31.26	197,917	2,500,000
December 1 - December 31, 2007	497	31.21	497	2,499,503
Total	300,094	$31.77	296,961	

(1) Includes 1,961 shares purchased in private transactions and 3,133 shares acquired pursuant to the Company's share-based compensation plans. Under the terms of these plans, the Company accepts shares of common stock from option holders if they elect to surrender previously-owned shares upon exercise to cover the exercise price of the stock options or, in the case of restricted shares of common stock, the withholding of shares to satisfy tax withholding obligations associated with the vesting of restricted shares.

For further details regarding the Company's stock repurchase programs, refer to the section titled "Management of Capital" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated financial information reflecting a summary of the operating results and financial condition of the Company for each of the five years in the period ended December 31, 2007 is presented in the following table. This summary should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Form 10-K. A more detailed discussion and analysis of the factors affecting the Company's financial condition and operating results is presented in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K.

	Years ended December 31,				
	2007	2006	2005	2004	2003
Operating Results (Amounts in thousands)					
Interest income	$ 476,961	$ 476,409	$ 366,700	$ 315,342	$ 291,067
Interest expense	236,832	224,550	130,850	86,478	81,313
Net interest income	240,129	251,859	235,850	228,864	209,754
Provision for loan losses	7,233	10,229	8,930	12,923	10,805
Noninterest income	111,054	99,014	77,927	73,812	77,207
(Losses) gains on security sales, net	(746)	4,269	(3,315)	13,622	2,988
Security impairment losses	(50,055)	-	-	(5,400)	-
Losses on early extinguishment of debt	-	-	-	(2,653)	(6,025)
Noninterest expense	199,137	192,615	165,703	163,338	149,452
Income tax expense	13,853	35,052	34,452	32,848	30,889
Net income	$ 80,159	$ 117,246	$ 101,377	$ 99,136	$ 92,778
Weighted-average shares outstanding	49,295	49,102	45,567	46,469	46,671
Weighted-average diluted shares outstanding	49,622	49,469	45,893	46,860	46,982
Per Share Data					
Basic earnings per share	$ 1.63	$ 2.39	$ 2.22	$ 2.13	$ 1.99
Diluted earnings per share	1.62	2.37	2.21	2.12	1.97
Cash dividends declared	1.195	1.120	1.015	0.900	0.790
Book value at year end	14.94	15.01	11.99	11.55	11.22
Market price at year end	30.60	38.68	35.06	36.29	32.43
Performance Ratios					
Return on average equity	10.69%	16.87%	18.83%	18.68%	18.28%
Return on average assets	0.99%	1.42%	1.44%	1.45%	1.50%
Net interest margin - tax-equivalent	3.58%	3.67%	3.87%	3.91%	3.99%
Dividend payout ratio	73.77%	47.26%	45.93%	42.45%	40.10%

Balance Sheet Highlights (Dollar amounts in thousands)	As of December 31,				
	2007	2006	2005	2004	2003
Total assets	$ 8,091,518	$ 8,441,526	$ 7,210,151	$ 6,863,381	$ 6,906,658
Loans	4,963,672	5,008,944	4,306,191	4,135,278	4,059,782
Deposits	5,778,861	6,167,216	5,147,832	4,905,378	4,815,108
Subordinated debt	230,082	228,674	130,092	129,294	128,716
Long-term portion of Federal Home Loan Bank advances	136,064	14,660	13,519	36,743	474,111
Stockholders' equity	723,975	751,014	544,068	532,038	522,540
Financial Ratios					
Reserve for loan losses as a percent of loans	1.25%	1.25%	1.31%	1.37%	1.39%
Tier 1 capital to risk-weighted assets	9.15%	9.56%	10.72%	10.45%	10.29%
Total capital to risk-weighted assets	11.73%	12.16%	11.76%	11.52%	11.41%
Tier 1 leverage to average assets	7.46%	7.29%	8.16%	8.16%	8.49%
Tangible equity to tangible assets	5.58%	5.62%	6.30%	6.43%	6.22%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion and analysis is intended to address the significant factors affecting our Consolidated Statements of Income for the years 2005 through 2007 and Consolidated Statements of Condition as of December 31, 2006 and 2007. When we use the terms "First Midwest," the "Company," "we," "us," and "our," we mean First Midwest Bancorp, Inc., a Delaware Corporation, and its consolidated subsidiaries. When we use the term the "Bank," we are referring to our wholly owned banking facility, First Midwest Bank. The discussion is designed to provide stockholders with a comprehensive review of the operating results and financial condition and should be read in conjunction with the consolidated financial statements, accompanying notes thereto, and other financial information presented in this Form 10-K.

A condensed review of operations for the fourth quarter of 2007 is included herein in the section titled "Fourth Quarter 2007 vs. 2006." The review provides an analysis of the quarterly earnings performance for the fourth quarter of 2007 compared to the same period in 2006.

Unless otherwise stated, all earnings per share data included in this section and through the remainder of this discussion are presented on a diluted basis.

ACQUISITION ACTIVITY

On March 31, 2006, we completed the acquisition of Bank Calumet, Inc. ("Bank Calumet"), a single bank holding company in a cash transaction valued at $307.0 million. Bank Calumet provided retail and commercial banking services to customers through 30 full service locations predominantly in Lake County, Indiana, and the contiguous Illinois counties of Cook and Will. As a part of the acquisition, we acquired $676.4 million in loans, $940.0 million in deposits, and $924.9 million in trust assets under management. The results of operations of Bank Calumet are included in our Consolidated Statements of Income effective with second quarter 2006. As part of the acquisition and integration process, in second quarter 2006 we incurred $3.0 million in pre-tax costs.

PERFORMANCE OVERVIEW

General Overview

Our banking network provides a full range of business and retail banking and trust and investment advisory services through 99 banking offices, primarily in suburban metropolitan Chicago. The primary sources of our revenue are net interest income and fees from financial services provided to customers. Business volumes tend to be influenced by overall economic factors including market interest rates, business spending, consumer confidence, and competitive conditions within the marketplace.

2007 Compared with 2006

Net income for 2007 was $80.2 million, which includes a $32.5 million after-tax non-cash charge to earnings associated with an impairment of the Company's asset-backed collateralized debt securities portfolio. This compares to net income of $117.2 million for 2006. Our earnings per diluted share was $1.62 for 2007 compared to $2.37 per diluted share for 2006. The impairment charge reduced 2007 diluted earnings per share by $0.65. Return on average equity was 10.7% for 2007 and 16.9% for 2006. Return on average assets was 1.0% for 2007 and 1.4% for 2006. For additional discussion regarding the impairment charge, refer to the section titled "Investment Portfolio Management."

Our securities portfolio declined $301.5 million in 2007. During the first quarter of 2007, we took advantage of the inverted yield curve to sell certain long-term securities at a gain and used the proceeds to reduce our short-term borrowings. When the capital markets began to charge premiums for access to funding in the third quarter, we again responded by selling securities and used the proceeds to reduce our short-term borrowings.

Our total loans outstanding declined $45.3 million from December 31, 2006 to December 31, 2007. The decline reflects the combined impact of the payoff of loan participations purchased as part of the Bank Calumet acquisition, rapid prepayment of multifamily loan portfolios during the first half of 2007, and the continued paydown of our indirect auto loan portfolio.

Total average deposits were $5.9 billion for both 2007 and 2006. Declines in average time deposits were substantially offset by increases in average transaction deposits. Average transaction deposits increased $72.0 million from 2006, primarily due to growth in savings deposits.

Charge-offs as a percentage of average loans were 0.16% in 2007 compared to 0.21% in 2006. As of December 31, 2007, the reserve for loan losses stood at 1.25% of total loans, unchanged from December 31, 2006 and was 330% of nonperforming loans.

Net interest income for 2007 declined $11.7 million from 2006, and net interest margin declined 0.09% from 2006 to 3.58%. This reflected narrowing credit spreads resulting from increased competition, a flat to inverted yield curve for much of 2007, and a short-term mismatch between the repricing of interest-earning assets and our funding sources, as the Federal Reserve lowered its targeted discount rate by 1.0% during the last four months of 2007.

Noninterest income, excluding security gains and losses, increased 12.2% in 2007 compared to 2006. Fee-based revenues, which comprise the majority of noninterest income, increased 12.0%. While increases occurred in most fee categories, the growth for 2007 was primarily due to increases in service charges on deposit accounts, card-based fees, and trust and investment advisory fees.

Noninterest expense was well controlled as reflected by year-over-year growth of 3.4%. Noninterest expense for 2007 included a severance charge of $621,000 related to certain staff reductions initiated in the fourth quarter and a $299,000 charge related to our share of claims from litigation brought by others against VISA, Inc.

In the third quarter of 2007, the State of Illinois passed tax legislation that, in the short term, provided certain tax benefits that we recognized in the second half of 2007. The benefits, described in the section titled "Income Taxes," increased net income by $2.9 million in 2007.

2006 Compared with 2005

Net income for 2006 was $117.2 million, an increase of $15.9 million, or 15.7% compared to $101.4 million in 2005. Our earnings per diluted share was $2.37 for 2006 compared to $2.21 for 2005, an increase of $0.16 per diluted share, or 7.2%. Return on average equity was 16.9% for 2006 and 18.8% for 2005. Return on average assets was 1.4% for both 2006 and 2005.

Our securities portfolio increased $190.9 million from 2005 due primarily to an increase in state and municipal securities.

Total loans as of December 31, 2006 increased 16.3% to $5.0 billion from $4.3 billion as of December 31, 2005, primarily due to $676.4 million in loans acquired as a part of the Bank Calumet acquisition

Total average funding sources for 2006 increased $1.0 billion from 2005, primarily due to $940.0 million of deposits and $99.6 million of borrowed funds obtained as a result of the Bank Calumet acquisition and $99.9 million of long-term, subordinated debt issued to partially fund the Bank Calumet acquisition.

Overall credit quality remained solid during 2006. Total loans charged-off, net of recoveries, were 0.21% of average loans in 2006 compared to 0.22% of average loans in 2005. As of December 31, 2006, the reserve for loan losses stood at 1.25% of total loans compared to 1.31% as of December 31, 2005 and was 385% of nonperforming loans.

Net interest income increased $23.5 million for 2006 compared to 2005. This increase was driven by a $977.8 million increase in average interest-earning assets compared to 2005, which was primarily due to the Bank Calumet acquisition. Net interest margin for 2006 was 3.67%, down .20% from 2005.

Noninterest income, excluding security gains and losses, increased 27.1% in 2006 compared to 2005. Approximately two-thirds of this increase was attributable to services provided to customers of the former Bank Calumet.

Noninterest expense increased 16.2% in 2006 compared to 2005, largely as a result of increased costs associated with the operation of 30 additional branches resulting from the Bank Calumet acquisition.

Business Outlook

The outlook for the capital markets in the United States and the developed and developing world is fraught with uncertainty. Capital markets are on a rolling sequence of credit and liquidity problems on virtually a weekly basis. Housing markets, the early site of sub-prime problems, have not yet bottomed either in volume of transactions or unit values. Leveraged buyout commercial loans represent an additional source of structured debt apprehension. Municipal credit through "wrap-around" insurance coverage, which has become customary are also drawn into the malaise through the insurance company's foray into the insurance of collateralized debt obligations.

Against all of this is a Federal Reserve that has lowered interbank rates by 225 basis points and created some liquidity incentives that are receiving a somewhat tepid response. Further Federal Reserve rate cuts are broadly anticipated amounting to perhaps an additional 100 or more basis points. Employment and consumer spending statistics are moving in a range that would suggest at least a mild recession is or may imminently be underway. Finally, the national political debate appears to be focused on two widely different economic viewpoints.

The Chicagoland economy reflects many aspects of the national marketplace. Employment is weakening. Housing activity is down approximately twenty-one percent from prior year levels. Housing prices, however, on completed transactions in 2007 were slightly higher compared to prior year levels. Competitively, the banking market in Chicago remains very fluid. More than one hundred commercial relation-bankers from recent acquisitions have moved to new employers putting billions of dollars in client relationships in play. This represents an unprecedented market acquisition opportunity.

The outlook for 2008 from our perspective is encouraging. The sales organization is focused on its relationship management sales mission. Our staff has been redirected to our most prolific market opportunities. We have made a major internal communications commitment to enhance both customer service and operational control. Our credit process has demonstrated the capacity to underwrite and collect credit over an extended period of time.

We expect solid performance for 2008. Loan outstandings in our commercial areas are forecasted to expand at a near double digit pace. Deposits should grow at a greater pace than in 2007. Noninterest revenues remain on track for significant expansion led by service charges and trust and investment advisory fees. Expenses should be controlled both from a credit and an operating standpoint.

EARNINGS PERFORMANCE

Net Interest Income

Net interest income equals the difference between interest income plus fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income. Net interest margin represents net interest income as a percentage of total average interest-earning assets. The accounting policies underlying the recognition of interest income on loans, securities, and other interest-earning assets are presented in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Our accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. For purposes of this discussion, both net interest income and net interest margin have been adjusted to a fully tax-equivalent basis to more appropriately compare the returns on certain tax-exempt loans and securities to those on taxable interest-earning assets. Although we believe that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The effect of such adjustment is presented in the following table:

Table 1
Effect of Tax-Equivalent Adjustment
(Dollar amounts in thousands)

	Years ended December 31,			% Change	
	2007	2006	2005	2007-2006	2006-2005
Net interest income (GAAP)	$ 240,129	$ 251,859	$ 235,850	(4.7)	6.8
Tax-equivalent adjustment	20,906	23,551	16,080	(11.2)	46.5
Tax-equivalent net interest income	$ 261,035	$ 275,410	$ 251,930	(5.2)	9.3

Table 2 summarizes our average interest-earning assets and funding sources over the last three years as well as interest income and interest expense related to each category of assets and funding sources and the yield earned and rates paid on each. The table also shows the trend in net interest margin on a quarterly basis for 2007 and 2006, including the tax-equivalent yields on interest-earning assets and rates paid on interest-bearing liabilities. Table 3 analyzes the changes in interest income, interest expense, and net interest income that result from changes in the volumes of interest-earning assets and funding sources, as well as fluctuations in interest rates.

Table 2
Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	2007			2006			2005		
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Assets:									
Interest-bearing deposits with banks	$ 7,550	$ 383	5.07	$ 5,804	$ 252	4.34	$ 1,385	$ 40	2.89
Federal funds sold and securities purchased under agreements to resell	3,011	173	5.75	1,067	71	6.65	1,284	56	4.36
Mortgages held for sale	2,940	171	5.82	4,021	238	5.92	5,248	275	5.24
Securities:									
Trading - taxable	17,006	360	2.12	-	-	-	-	-	-
Available-for-sale - taxable	1,323,163	68,822	5.20	1,515,276	75,963	5.01	1,587,973	68,643	4.32
Available-for-sale - nontaxable [1]	906,905	54,755	6.04	998,727	63,112	6.32	643,422	42,620	6.62
Held-to-maturity - taxable	9,450	422	4.47	9,848	429	4.36	10,644	427	4.01
Held-to-maturity - nontaxable [1]	88,099	6,159	6.99	91,046	6,231	6.84	52,611	3,392	6.45
Total securities	2,344,623	130,518	5.57	2,614,897	145,735	5.57	2,294,650	115,082	5.02
Loans (1)(2):									
Commercial and industrial	1,379,007	104,968	7.61	1,353,337	99,495	7.35	1,184,404	73,744	6.23
Agricultural	166,647	11,721	7.03	143,865	9,970	6.93	117,544	6,988	5.95
Real estate - commercial	1,971,940	141,808	7.19	1,918,691	135,466	7.06	1,586,757	100,941	6.36
Real estate - construction	620,230	50,195	8.09	524,040	44,311	8.46	414,166	30,376	7.33
Consumer	596,885	44,978	7.54	702,269	50,820	7.24	792,517	48,185	6.08
Real estate - 1-4 family	208,770	12,952	6.20	227,158	13,602	5.99	119,362	7,093	5.94
Total loans	4,943,479	366,622	7.42	4,869,360	353,664	7.26	4,214,750	267,327	6.34
Total interest-earning assets [1][2]	7,301,603	497,867	6.82	7,495,149	499,960	6.67	6,517,317	382,780	5.87
Cash and due from banks	152,057			165,324			148,731		
Reserve for loan losses	(62,227)			(61,184)			(56,842)		
Other assets	699,900			656,475			433,464		
Total assets	$ 8,091,333			$ 8,255,764			$ 7,042,670		
Liabilities and Stockholders' Equity:									
Savings deposits	$ 754,009	11,844	1.57	$ 653,321	5,116	0.78	$ 615,324	4,025	0.65
NOW accounts	900,956	14,536	1.61	924,539	13,102	1.42	893,706	10,706	1.20
Money market deposits	859,864	28,469	3.31	867,775	27,418	3.16	672,411	13,690	2.04
Total interest-bearing transactional deposits	2,514,829	54,849	2.18	2,445,635	45,636	1.87	2,181,441	28,421	1.30
Time deposits	2,319,902	111,418	4.80	2,429,902	102,482	4.22	1,965,710	58,254	2.96
Total interest-bearing deposits	4,834,731	166,267	3.44	4,875,537	148,118	3.04	4,147,151	86,675	2.09
Borrowed funds	1,131,700	55,540	4.91	1,339,826	62,974	4.70	1,235,205	35,834	2.90
Subordinated debt	227,756	15,025	6.60	206,449	13,458	6.52	130,377	8,341	6.40
Total interest-bearing liabilities	6,194,187	236,832	3.82	6,421,812	224,550	3.50	5,512,733	130,850	2.37
Demand deposits	1,055,251			1,052,413			931,711		
Other liabilities	91,784			86,519			59,711		
Stockholders' equity	750,111			695,020			538,515		
Total liabilities and stockholders' equity	$ 8,091,333			$ 8,255,764			$ 7,042,670		
Net interest income/margin [1]		$ 261,035	3.58		$ 275,410	3.67		$ 251,930	3.87

Quarterly Net Interest Margin Trend

	2007				2006			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Yield on interest-earning assets	6.67%	6.91%	6.86%	6.83%	6.81%	6.79%	6.62%	6.43%
Rates paid on interest-bearing liabilities	3.71%	3.86%	3.84%	3.88%	3.79%	3.60%	3.38%	3.16%
Net interest margin [1]	3.53%	3.63%	3.61%	3.53%	3.57%	3.69%	3.70%	3.76%

[1] Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

[2] Loans on a nonaccrual basis for the recognition of interest income totaled $18.4 million as of December 31, 2007, $16.2 million as of December 31, 2006, and $12.0 million as of December 31, 2005 and are included in loans for purposes of this analysis.

Table 3
Changes in Net Interest Income Applicable to Volumes and Interest Rates [1]
(Dollar amounts in thousands)

	2007 compared to 2006			2006 compared to 2005		
	Volume	Rate	Total	Volume	Rate	Total
Interest-bearing deposits with banks	$ 84	$ 47	$ 131	$ 183	$ 29	$ 212
Federal funds sold and securities purchased under agreements to resell	111	(9)	102	(7)	22	15
Mortgages held for sale	(63)	(4)	(67)	(85)	48	(37)
Securities:						
Trading - taxable	360	-	360	-	-	-
Available-for-sale - taxable	(10,144)	3,003	(7,141)	(2,940)	10,260	7,320
Available-for-sale - nontaxable [2]	(5,628)	(2,729)	(8,357)	22,355	(1,863)	20,492
Held-to-maturity - taxable	(20)	13	(7)	(13)	15	2
Held-to-maturity - nontaxable [2]	(214)	142	(72)	2,618	221	2,839
Total securities	(15,646)	429	(15,217)	22,020	8,633	30,653
Loans [2]:						
Commercial and industrial	1,910	3,563	5,473	11,357	14,394	25,751
Agricultural	1,600	151	1,751	1,714	1,268	2,982
Real estate - commercial	3,801	2,541	6,342	22,637	11,888	34,525
Real estate - construction	7,679	(1,795)	5,884	8,840	5,095	13,935
Consumer	(8,061)	2,219	(5,842)	(3,930)	6,565	2,635
Real estate - 1-4 family	(1,173)	523	(650)	6,455	54	6,509
Total loans	5,796	7,202	12,958	47,073	39,264	86,337
Total interest income [2]	(9,758)	7,665	(2,093)	69,184	47,996	117,180
Savings deposits	893	5,835	6,728	261	830	1,091
NOW accounts	(324)	1,758	1,434	380	2,016	2,396
Money market deposits	(247)	1,298	1,051	4,735	8,993	13,728
Total interest-bearing transactional deposits	322	8,891	9,213	5,376	11,839	17,215
Time deposits	(4,327)	13,263	8,936	15,841	28,387	44,228
Total interest-bearing deposits	(4,005)	22,154	18,149	21,217	40,226	61,443
Borrowed funds	(10,386)	2,952	(7,434)	3,261	23,879	27,140
Subordinated debt	1,404	163	1,567	4,956	161	5,117
Total interest expense	(12,987)	25,269	12,282	29,434	64,266	93,700
Net interest income [2]	$ 3,229	$ (17,604)	$ (14,375)	$ 39,750	$ (16,270)	$ 23,480

(1) For purposes of this table, changes which are not due solely to volume changes or rate changes are allocated to such categories on the basis of the percentage relationship of each to the sum of the two.

(2) Interest income is presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

As shown in Tables 2 and 3, 2007 tax-equivalent net interest income declined $14.4 million compared to 2006. This was the result of a decrease in interest income coupled with an increase in interest expense. In late 2006 and early 2007, we took advantage of the inverted yield curve to sell long-term securities at a gain and used the proceeds to pay down short-term borrowing. During that same period, we experienced payoffs of loan participations purchased as part of the Bank Calumet acquisition and rapid prepayment of multifamily loan portfolios. These events accounted for the decline in average interest-earning assets and the resulting $9.8 million decline in interest income. This decline was offset by an increase in the average yield earned on interest-earning assets that generated $7.7 million of additional interest income. Conversely, the decline in interest-bearing liabilities reduced interest expense by $13.0 million but was more than offset by a $25.3 million increase attributable to higher interest rates paid on interest-bearing liabilities. Net interest margin for 2007 was 3.58%, down 0.09% from 3.67% for 2006. The year-over-year decline stemmed from the combined negative impact of comparatively higher short-term interest rates on deposits, a change in deposit mix, and a much smaller rise in long-term yields on new and repricing assets.

Net interest income for 2006 increased $23.5 million compared to 2005. This increase was driven by a $977.8 million increase in interest-earning assets compared to 2005, which was primarily due to the Bank Calumet acquisition. Net interest margin for 2006 was 3.67%, down 0.20% from 3.87% for 2005. The year-over-year decline stemmed from the combined negative impact of comparatively higher short-term interest rates on deposits, a change in deposit mix, a much smaller rise in long-term yields on new and repricing assets, and the addition of $99.9 million in subordinated debt at an all-in cost of 5.95% used to partially fund the Bank Calumet acquisition.

Noninterest Income

Table 4
Noninterest Income Analysis
(Dollar amounts in thousands)

	Years ended December 31,			% Change	
	2007	2006	2005	2007-2006	2006-2005
Service charges on deposit accounts	$ 45,015	$ 40,036	$ 30,199	12.4	32.6
Trust and investment advisory fees	15,701	14,269	12,593	10.0	13.3
Other service charges, commissions, and fees	22,183	20,135	17,572	10.2	14.6
Card-based fees [1]	15,925	13,777	10,207	15.6	35.0
Subtotal fee-based revenues	98,824	88,217	70,571	12.0	25.0
Corporate owned life insurance ("COLI") [2]	8,033	7,616	5,163	5.5	47.5
Other income [3]	4,197	3,181	2,193	31.9	45.1
Subtotal operating revenues	111,054	99,014	77,927	12.2	27.1
(Losses) gains on security sales, net	(746)	4,269	(3,315)	(117.5)	(228.8)
Security impairment losses	(50,055)	-	-	-	-
Total noninterest income	$ 60,253	$ 103,283	$ 74,612	(41.7)	38.4

(1) Card-based fees consist of debit and credit card interchange fees charged for processing signature-based transactions as well as various fees charged on both customer and non-customer automated teller machine ("ATM") and point-of-sale transactions processed through the ATM and point-of-sale networks.

(2) COLI income represents the increase in cash surrender value ("CSV") of the policies, net of any premiums paid. The increase in CSV is attributable to earnings credited to the policies, based on investments made by the insurer. The tax-equivalent yield on the COLI was 6.9% at December 31, 2007, 6.7% at December 31, 2006, and 6.2% at December 31, 2005. For a further discussion of our investment in COLI, see Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

(3) Other income consists of various items including safe deposit box rentals, gains on the sales of various assets, and gains or losses resulting from the change in market value of trading securities related to deferred compensation plans.

Noninterest income totaled $60.3 million in 2007 compared to $103.3 million in 2006 and $74.6 million in 2005. The 41.7% decrease in 2007 was primarily due to a $50.1 million charge recorded in fourth quarter 2007 for an other-than-temporary-impairment of the carrying value of certain asset-backed collateralized debt obligations. For additional discussion regarding the impairment charge, refer to the section titled "Investment Portfolio Management." Fee-based revenues, which comprise the majority of operating revenues, increased 12.0% from

2006. The Company generated double-digit growth in each major category. The results of operations of the Northwest Indiana market are included in our operating results effective with the second quarter of 2006. Those Northwest Indiana customers formerly served by Bank Calumet ("the Northwest Indiana market") contributed noninterest income of $14.7 million in 2007, a $4.5 million increase from 2006.

Service charges on deposit accounts increased $5.0 million in 2007 compared to 2006 primarily as a result of a $4.5 million increase in fees received on items drawn on customer accounts with insufficient funds ("NSF fees"). Trust and investment advisory fees increased 10.0% due primarily to a $325.2 million, or 9.6%, increase in average assets under management. Other service charges, commissions, and fees increased 10.2% in 2007 compared to 2006 due to a $1.3 million increase in merchant fees and a $1.2 million increase in commissions received from the sale of third party annuity and investment products. Card-based fees for 2007 increased 15.6% from 2006, with most of the increase in debit card income related to both higher usage and higher rates. The increase in other income for 2007 compared to 2006 resulted primarily from $620,000 in favorable legal settlements and a $558,000 increase in income realized as a result of a rise in market value of trading securities related to deferred compensation plans.

Noninterest income included $4.3 million in security gains for 2006 and $3.3 million in security losses for 2005. The remaining components of other noninterest income totaled $99.0 million for 2006, an increase of 27.1% compared to 2005, and reflected higher fee-based revenues and revenue from corporate owned life insurance. For 2006, fee-based revenues totaled $88.2 million, up $17.6 million, or 25.0% compared to 2005, with approximately $10.1 million of this increase attributed to the Northwest Indiana market and the remainder credited to comparatively higher service charges on deposit accounts and card-based revenues.

Service charges on deposit accounts increased $9.8 million in 2006 compared to 2005 as a result of a $10.4 million increase in NSF fees, partially offset by a $539,000 decline in service charges on business accounts. Of the increase in NSF fees, $6.6 million was attributed to revenues derived from the Northwest Indiana market. Card-based fees totaled $13.8 million in 2006, increasing from $10.2 million for 2005, with most of the increase related to higher usage and fees and the remaining $577,000 attributable to the Northwest Indiana market. Trust and investment advisory fees increased 13.3% to $14.3 million, resulting from a $1.1 billion increase in trust assets under management, $924.9 million of which was acquired as part of the Bank Calumet acquisition. Income derived from corporate owned life insurance increased $2.5 million, or 47.5%, largely due to a $40.2 million increase in corporate owned life insurance investments during first quarter 2006, $21.4 million of which was acquired as a result of the Bank Calumet acquisition. Other income increased $988,000 in 2006 compared to 2005 due to a $469,000 increase in income realized as a result of a rise in the market value of certain trading securities related to deferred compensation plans and a $312,000 gain on the sale of land.

Noninterest Expense

Table 5
Noninterest Expense Analysis
(Dollar amounts in thousands)

	Years ended December 31,			% Change	
	2007	2006	2005	2007-2006	2006-2005
Compensation expense:					
Salaries and wages	$ 85,707	$ 80,087	$ 70,849	7.0	13.0
Retirement and other employee benefits	25,891	26,114	24,330	(0.9)	7.3
Total compensation expense	111,598	106,201	95,179	5.1	11.6
Net occupancy expense	22,054	20,153	16,618	9.4	21.3
Equipment expense	10,540	10,227	8,555	3.1	19.5
Technology and related costs	7,084	6,584	5,677	7.6	16.0
Professional services	9,034	9,009	8,945	0.3	0.7
Advertising and promotions	6,293	7,845	5,363	(19.8)	46.3
Merchant card expense	6,830	5,800	4,809	17.8	20.6
Other expenses	25,704	26,796	20,557	(4.1)	30.3
Total noninterest expense	$ 199,137	$ 192,615	$ 165,703	3.4	16.2
Average full-time equivalent ("FTE") employees.	1,881	1,856	1,625		
Efficiency ratio	52.5%	50.5%	49.4%		

Noninterest expense increased $6.5 million, or 3.4%, for 2007 compared to 2006 due, in part, to the full year operation of 30 branches and related staffing costs in the Northwest Indiana market. In second quarter 2006, we began recognizing the results of operations of the former Bank Calumet, including $3.0 million of integration and other costs incurred as part of the acquisition and integration of Bank Calumet. These costs are included in the advertising and promotions and other expense categories.

Salaries and wages increased $5.6 million, or 7.0%, in 2007 compared to 2006 primarily as a result of annual general merit increases, the addition of staffing costs referred to above in the Northwest Indiana market, and a $686,000 increase in share-based compensation expense. In addition, we recorded a $621,000 charge for severance-related costs stemming from a workforce reduction implemented in December 2007. Retirement and other employee benefits declined 0.9% in 2007 compared to 2006 due to $1.8 million lower pension expense resulting from plan amendments that reduced the growth of future benefits and ceased new enrollments. This was partially offset by a $1.2 million increase in employee insurance costs. Merchant card expense increased 17.8% in 2007 as a direct result of the increase in merchant card revenue included in card-based fees. Advertising and promotions decreased 19.8% and other expenses decreased 4.1% in 2007 compared to 2006 largely due to higher costs recorded in 2006 in connection with the acquisition and integration of Bank Calumet.

Noninterest expense for 2006 increased $26.9 million, or 16.2%, compared to 2005, largely as a result of operating 30 additional branches and adding 380 FTEs resulting from the Bank Calumet acquisition.

The efficiency ratio expresses noninterest expense as a percentage of tax-equivalent net interest income plus total fees and other income. Our efficiency ratio was 52.5% for 2007 compared to 50.5% for 2006 and 49.4% for 2005.

Income Taxes

Our provision for income taxes includes both federal and state income tax expense. An analysis of the provision for income taxes and the effective income tax rates for the periods 2005 through 2007 are detailed in Table 6.

Table 6
Income Tax Expense Analysis
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Income before income tax expense	$ 94,012	$ 152,298	$ 135,829
Income tax expense	$ 13,853	$ 35,052	$ 34,452
Effective income tax rate	14.7%	23.0%	25.4%
Federal effective income tax rate	16.2%	22.9%	25.7%
State effective income tax rate, net of federal tax effect	(1.5%)	0.1%	(0.3%)

The federal effective income tax rate and changes in that rate are greatly influenced by the amount of tax-exempt income derived from investment securities and COLI. The state effective income tax rate and changes in that rate are dependent upon Illinois, Indiana, and Iowa income tax rules relating to consolidated/combined reporting, sourcing of income and expense, and the amount of tax-exempt income derived from loans, investment securities, and COLI. The decrease in effective income tax rate from 2006 to 2007 was primarily attributable to an increase in tax-exempt income as a percent of total pre-tax income and adjustments to state income taxes further explained below. The decrease in effective income tax rate from 2005 to 2006 was again attributable to an increase in tax-exempt income as a percent of total pre-tax income. For further details regarding our effective income tax rate, refer to Note 16 in "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

In August 2007, the State of Illinois enacted legislation affecting the taxation of banks operating in the state. The new law changes the rules related to the sourcing and apportionment of items of income and expense to Illinois. The provisions were further modified by legislation enacted in January 2008. The legislative provisions have various effective dates, the earliest beginning January 1, 2008. The legislation is not expected to have a material impact on our 2008 state tax expense. The impact of these changes on our state tax expense in subsequent years is currently unknown though the amount of income sourced and/or apportioned to Illinois is expected to increase. We continue to evaluate the specific impact of the legislation on 2009 and later years.

As a result of the 2007 legislation, we reversed the valuation allowance previously recorded with respect to Illinois net operating loss carryforwards and increased the value of certain deferred state tax assets. These adjustments resulted in a $2.9 million after-tax benefit to net income in 2007.

During fourth quarter 2007, the State of Illinois (the "State") completed audits of our 2002 and 2003 tax returns. As a result of these audits, the State has proposed certain adjustments related to the amount of income includable in the Illinois tax base. We believe that the position taken by the State is without merit and have initiated the administrative appeals process. We believe that it is reasonably possible that the audits could be favorably resolved in the next 12 months, which would result in a decrease in unrecognized tax benefits in the range of $0 to $6.6 million.

If the position of the State is ultimately sustained, we believe that the amount of any final settlement would not have a material effect on our financial position or liquidity but could have a material effect on our results of operations in the quarter in which an adjustment is recorded. Such an unfavorable resolution would not be expected to occur within the next 12 months.

FINANCIAL CONDITION - INVESTMENT PORTFOLIO MANAGEMENT

We manage our investment portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements, and to adjust balance sheet interest rate sensitivity to insulate net interest income against the impact of changes in interest rates.

We adjust the size and composition of our securities portfolio according to a number of factors, including expected loan growth, anticipated changes in collateralized public funds on account, the interest rate environment, and the related value of various segments of the securities markets. The following provides a valuation summary of our investment portfolio.

Table 7
Investment Portfolio Valuation Summary
(Dollar amounts in thousands)

	As of December 31, 2007			As of December 31, 2006			As of December 31, 2005		
	Market Value	Amortized Cost	% of Total	Market Value	Amortized Cost	% of Total	Market Value	Amortized Cost	% of Total
Available-for-Sale									
U.S. Treasury securities	$ 1,028	$ 1,027	-	$ 3,015	$ 3,017	0.1	$ 693	$ 696	-
U.S. Agency securities	42,492	41,895	1.9	66,959	66,796	2.6	41,349	41,546	1.8
Collateralized mortgage obligations	534,800	534,688	23.9	745,327	756,890	29.8	853,359	866,223	36.8
Other mortgage-backed securities	420,320	417,532	18.6	403,772	407,198	16.0	330,296	334,995	14.2
State and municipal securities	966,835	961,638	42.9	1,012,116	1,007,761	39.6	823,561	819,077	34.7
Collateralized debt obligations	81,630	95,584	4.3	133,446	132,789	5.2	147,038	147,591	6.3
Other securities	87,708	90,062	4.0	78,039	79,267	3.1	90,334	89,667	3.8
Total available-for-sale	2,134,813	2,142,426	95.6	2,442,674	2,453,718	96.4	2,286,630	2,299,795	97.6
Held-to-Maturity									
State and municipal securities	97,931	97,671	4.4	91,602	91,380	3.6	56,791	56,772	2.4
Total securities	$ 2,232,744	$ 2,240,097	100.0	$ 2,534,276	$ 2,545,098	100.0	$ 2,343,421	$ 2,356,567	100.0

	As of December 31, 2007			As of December 31, 2006		
	Effective Duration [1]	Average Life [2]	Yield to Maturity	Effective Duration [1]	Average Life [2]	Yield to Maturity
Available-for-Sale						
U.S. Treasury securities	1.35%	1.50	4.10%	1.35%	1.50	5.12%
U.S. Agency securities	0.73%	0.80	5.43%	1.36%	1.83	5.44%
Collateralized mortgage obligations	2.44%	2.51	5.05%	2.35%	2.76	4.72%
Other mortgage-backed securities	3.73%	4.81	5.64%	3.42%	4.55	5.41%
State and municipal securities	5.04%	7.84	6.20%	4.94%	8.55	6.27%
Collateralized debt obligations	0.25%	6.79	10.27%	0.25%	8.06	7.10%
Other securities	0.09%	10.00	1.79%	0.11%	10.00	3.61%
Total available-for-sale	3.76%	5.66	5.78%	3.47%	5.81	5.57%
Held-to-Maturity						
State and municipal securities	0.84%	1.34	7.18%	2.57%	5.29	7.01%
Total securities	3.64%	5.47	5.84%	3.44%	5.79	5.63%

(1) The effective duration of the securities portfolio represents the estimated percentage change in the market value of the securities portfolio given a 100 basis point change up or down in the level of interest rates. This measure is used as a gauge of the portfolio's price volatility at a single point in time and is not intended to be a precise predictor of future market values, as such values will be influenced by a number of factors.

(2) Average life is presented in years and represents the weighted-average time to receive all future cash flows, using the dollar amount of principal paydowns as the weighting factor.

Securities that we have the ability and intent to hold until maturity are classified as securities held-to-maturity and are accounted for using historical cost, adjusted for amortization of premium and accretion of discount. Trading securities are carried at fair value, with unrealized gains and losses recorded in other noninterest income. All other securities are classified as securities available-for-sale and are carried at fair market value. Unrealized gains and losses on the securities available-for-sale represent the difference between the aggregate cost and market value of the portfolio and are reported, on an after-tax basis, as a separate component of stockholders' equity in accumulated other comprehensive income. This balance sheet component will fluctuate as current market interest rates and conditions change, thereby affecting the aggregate market value of the portfolio.

As of December 31, 2007, gross unrealized gains in the securities available-for-sale portfolio totaled $15.8 million, and gross unrealized losses totaled $23.4 million, resulting in a net unrealized depreciation of $7.6 million. The unrealized loss on securities in an unrealized loss position for greater than 12 months totaled $9.6 million, all of which represented securities issued or guaranteed by U.S. Government-sponsored agencies or securities with investment grade credit ratings. We do not believe any individual unrealized loss as of December 31, 2007 represented an other-than-temporary impairment. We continue to have both the intent and ability to hold the securities with unrealized losses for a period of time necessary to recover the amortized cost, or to maturity.

At December 31, 2007, the carrying value of the available-for-sale securities portfolio totaled $2.13 billion compared with $2.44 billion at December 31, 2006 and $2.29 billion at December 31, 2005. The $307.9 million decrease from December 31, 2006 to December 31, 2007 primarily resulted from using a portion of the proceeds from sales and maturities of securities to reduce higher-costing funding sources rather than reinvesting them in similar securities. During the last quarter of 2006 and the first half of 2007, we believed the market overvalued tax-exempt securities in relationship to their treasury benchmark. In fourth quarter 2006, we sold $49.8 million of tax-exempt securities with a tax-equivalent yield of 7.4% for a net realized gain of $3.3 million. In the first half of 2007, we again sold tax-exempt securities at a gain of $4.4 million. The $147.7 million of securities sold carried a tax-equivalent yield of 6.2%.

During third quarter 2007, the turmoil in the capital markets resulted in premiums being charged in some sectors for access to funding. Responding to this condition, we sold $187.9 million of agency-guaranteed securities with an average yield of 3.9% for a loss of $5.2 million. We used the proceeds to reduce our overnight and other short-dated borrowings, which were at rates of 5.25% and higher.

The effective duration of the available-for-sale portfolio increased to 3.76% as of December 31, 2007 from 3.47% as of December 31, 2006. The increase reflects reduced paydowns on mortgage-backed securities due to an increase in longer-term interest rates and an increase in longer-term state and municipal securities over 2006 and most of 2007. This impact was partially mitigated in fourth quarter 2007 as rates began to rise.

Investments in state and local municipalities comprised 45.3% of the total available-for-sale securities portfolio. This type of security has historically experienced very low default rates and provided a predictable cash flow since it generally is not subject to significant prepayment. Ninety-one percent of our portfolio in this category carries third-party bond insurance, and 65.9% carry their own investment grade rating. The majority are general obligations of state and local political subdivisions. The net unrealized gain of $5.2 million consists of gross unrealized gains of $7.7 million and gross unrealized losses of $2.5 million at December 31, 2007.

Other available-for-sale securities include Federal Reserve Bank ("FRB") stock, Federal Home Loan Bank ("FHLB") stock, corporate bonds, and other miscellaneous equity securities. We are required to hold the FRB and FHLB stock for regulatory purposes and for borrowing availability, and they are carried at cost. The investment in FRB stock is based on the capital structure of the Bank, and the investment in FHLB stock is tied to our FHLB borrowing level. These securities are "restricted" in that they can only be sold back to the respective institutions or another member institution at par value. At December 31, 2007, investments in FRB and FHLB stock totaled $57.8 million.

In October 2007, the Chicago FHLB was placed under a cease and desist order by the Federal Housing Finance Board due to concerns about its capital adequacy. It also announced at that time that it would forego its quarterly dividend payable in fourth quarter 2007. The quarterly dividend we would typically receive from the FHLB approximates $227,000. The FHLB has made no determination as to future dividends beyond fourth quarter 2007. As a member of the FHLB, we currently hold $32.4 million of FHLB stock. It continues to serve as a cost-effective source of funding for the Bank.

Our collateralized debt obligations ("CDOs") are comprised of trust-preferred CDOs with a book value of $85.5 million as of December 31, 2007 and asset-backed CDOs with a book value of $10.1 million as of December 31, 2007. Our investments in trust-preferred collateralized debt obligations are debt securities supported by the strength of the underlying banks and insurance companies. Each of our securities carries an investment grade rating, and all have met their scheduled interest payments. The unrealized loss on these securities as of December 31, 2007 was $14.0 million. We do not believe this loss is an other-than-temporary impairment, and we have the intent and ability to hold them until maturity.

Our investments in asset-backed collateralized debt obligations are debt securities supported by underlying collateral, including sub-prime mortgages. In 2007, we recognized $50.8 million in securities losses, substantially all due to the $50.1 million impairment of our asset-backed collateralized debt obligations in the fourth quarter.

As of December 31, 2007, brokers' indications of the value of our portfolio of asset-backed collateralized debt obligations approximated $10.1 million compared to our amortized cost of $60.2 million. This $50.1 million unrealized loss represented a precipitous drop from unrealized losses of $31.5 million as of September 30, 2007, and $4.7 million as of June 30, 2007. The latter two amounts were recorded through stockholders' equity as a component of other comprehensive income in our financial statements at these respective dates.

This portfolio is comprised of six discrete securities, with five of the six holding an investment grade rating. Total quarterly interest payments for these securities approximate $1 million. In January 2008, one of the six securities deferred $27,000 of its scheduled quarterly interest payment. Except for this single deferral, each has paid in accordance with its underlying bond indenture. Nonetheless, all six of these securities were deemed to be other-than-temporarily impaired under GAAP based on estimates of future cash flows. Therefore, a non-cash charge of $50.1 million, or $0.65 per share after tax, was recorded in the fourth quarter of 2007.

Future cash flows from these securities are dependent upon the intrinsic structure of the underlying bonds and, as such, are not impacted by this non-cash impairment charge. Future valuation changes, if any, will be dependent upon estimates of the timing and amount of future cash flows from the underlying collateral.

The $156.0 million, or 6.8%, increase in the available-for-sale securities portfolio from December 31, 2005 to December 31, 2006 primarily resulted from $420.6 million in securities added as a result of the Bank Calumet acquisition, including $106.0 million in real estate 1-4 family loans that were subsequently securitized. This was substantially offset by foregoing reinvestment of proceeds received from mortgage-backed securities paydowns during the second half of 2006.

Net losses realized from our securities portfolio totaled $3.3 million in 2005. During the first nine months of 2005, we responded to changing market conditions and our continued expectation for higher interest rates by selling $23.0 million in state and municipal securities and $26.7 million in collateralized mortgage obligations, resulting in the recognition of security gains of $2.6 million. With the expectation of increasing interest rates, security proceeds were reinvested in shorter-term mortgage-backed securities. In fourth quarter 2005, we sold approximately $212.0 million of under-performing mortgage-backed securities, representing 9.0% of our total securities portfolio. As a result of this action, we realized approximately $6.2 million of pre-tax security losses in fourth quarter 2005, and the proceeds were reinvested in longer-term state and municipal securities and used to reduce shorter-term borrowings and to acquire higher interest-yielding assets.

Table 8
Repricing Distribution and Portfolio Yields
(Dollar amounts in thousands)

	As of December 31, 2007							
	One Year or Less		One Year to Five Years		Five Years to Ten Years		After 10 years	
	Amortized Cost	Yield to Maturity	Amortized Cost	Yield to Maturity	Amortized Cost	Yield to Maturity	Amortized Cost	Yield to Maturity
Available-for-Sale								
U.S. Treasury securities [1]	$ 1,027	4.11%	$ -	-	$ -	-	$ -	-
U.S. Agency securities [1]	24,424	5.34%	17,471	5.55%	-	-	-	-
Collateralized mortgage obligations [2]	163,442	5.07%	305,085	4.95%	65,461	5.44%	700	5.68%
Other mortgage-backed securities [2]	75,039	5.78%	186,971	5.69%	84,559	5.59%	70,963	5.42%
State and municipal securities [3]	11,588	6.77%	122,467	6.70%	365,338	6.10%	462,245	6.13%
Collateralized debt obligations	95,584	10.27%	-	-	-	-	-	-
Other securities [4]	46,671	1.08%	-	-	22,385	4.96%	21,006	-
Total available-for-sale	417,775	6.00%	631,994	5.52%	537,743	5.69%	554,914	5.81%
Held-to-Maturity								
State and municipal securities [3]	36,713	7.38%	20,697	7.04%	16,815	6.67%	23,446	7.33%
Total securities	$ 454,488	6.11%	$ 652,691	5.57%	$ 554,558	5.72%	$ 578,360	5.87%

(1) Yields on U.S. Treasury and U.S. Agency securities are reflected on a tax-equivalent basis, assuming a state income tax rate of 5.1%.

(2) The repricing distributions and yields to maturity of mortgage-backed securities are based on estimated future cash flows and prepayments. Actual repricings and yields of the securities may differ from those reflected in the table depending upon actual interest rates and prepayment speeds.

(3) Yields on state and municipal securities are reflected on a tax-equivalent basis, assuming a federal income tax rate of 35%. The maturity date of state and municipal bonds is based on contractual maturity, unless the bond, based on current market prices, is deemed to have a high probability that the call will be exercised, in which case the call date is used as the maturity date.

(4) Yields on other securities are reflected on a tax-equivalent basis, assuming a federal income tax rate of 35%. The maturity of FHLB and FRB stocks is based on management's judgment of repricing characteristics or final maturity. The maturity date of other securities is based on contractual maturity or repricing characteristics.

LOAN PORTFOLIO AND CREDIT QUALITY

Our principal source of revenue arises from lending activities, primarily composed of interest income and, to a lesser extent, from loan origination and commitment fees (net of related costs). The accounting policies underlying the recording of loans in the Consolidated Statements of Condition and the recognition and/or deferral of interest income and fees (net of costs) arising from lending activities are included in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Portfolio Composition

Our loan portfolio is comprised of both corporate and consumer loans, with corporate loans representing 84.2% of total loans outstanding. The corporate loan component represents commercial and industrial, agricultural, real estate commercial, and real estate construction lending categories. We seek to balance our corporate loan portfolio among loan categories as well as by industry segment, subject to internal policy limits and as influenced by market and economic conditions. We seek to maintain a diversified portfolio of both corporate and consumer loans to minimize our exposure to any particular industry or any segment of the economy. In 2004, we elected to exit the indirect installment auto loan business. This portfolio continues to pay down. In 2005, we sold our consumer credit card portfolio. In December 2007, we elected to cease originating traditional mortgage loans.

Consistent with our emphasis on relationship banking, the majority of our loans are made to our core, multi-relationship customers. The customers usually maintain deposit relationships and utilize other Company banking services, such as cash management or trust services.

We seek to reduce our credit risk. We do not offer any sub-prime products, and we limit our exposure to any one borrower. Although our legal lending limit is $164.1 million, the largest loan balance to a single borrower at December 31, 2007 was $29.3 million, and only 35 borrowers had aggregate outstanding loan balances in excess of $10 million. In terms of overall commitments to extend credit, our largest exposure to a single borrower as of December 31, 2007 was $37.8 million. We also have exposure of $49.7 million to a group of related companies comprising a single relationship. We had only 24 credits in the portfolio where total commitments to a single borrower relationship exceeded $20.0 million as of December 31, 2007.

Table 9
Loan Portfolio
(Dollar amounts in thousands)

	As of December 31,									
	2007	% of Total	2006	% of Total	2005	% of Total	2004	% of Total	2003	% of Total
Commercial and industrial	$ 1,347,481	27.1	$ 1,413,263	28.2	$ 1,161,660	27.0	$ 1,146,168	27.7	$ 1,052,117	25.9
Agricultural	181,358	3.7	158,305	3.2	131,689	3.1	107,059	2.6	94,983	2.3
Real estate - commercial	1,982,011	39.9	1,972,985	39.4	1,729,009	40.2	1,493,855	36.1	1,393,420	34.3
Real estate - construction	668,340	13.5	597,151	11.9	413,286	9.5	427,248	10.4	453,429	11.2
Subtotal - corporate loans	4,179,190	84.2	4,141,704	82.7	3,435,644	79.8	3,174,330	76.8	2,993,949	73.7
Direct installment	65,660	1.3	78,049	1.5	65,449	1.5	71,986	1.7	88,147	2.2
Home equity	464,981	9.4	495,079	9.9	504,593	11.7	504,705	12.2	455,014	11.2
Indirect installment	33,100	0.7	78,648	1.6	157,219	3.7	291,745	7.1	352,427	8.7
Real estate - 1-4 family	220,741	4.4	215,464	4.3	143,286	3.3	92,512	2.2	170,245	4.2
Subtotal - consumer loans	784,482	15.8	867,240	17.3	870,547	20.2	960,948	23.2	1,065,833	26.3
Total	$ 4,963,672	100.0	$ 5,008,944	100.0	$ 4,306,191	100.0	$ 4,135,278	100.0	$ 4,059,782	100.0
Growth vs. prior year-end	(0.9%)		16.3%		4.1%		1.9%		19.2%	
Consumer loans excluding indirect installment	$ 751,382		$ 788,592		$ 713,328		$ 669,203		$ 713,406	
Total loans excluding indirect installment	$ 4,930,572		$ 4,930,296		$ 4,148,972		$ 3,843,533		$ 3,707,355	

Our total outstanding loans were $5.0 billion as of December 31, 2007, a decline of $45.3 million from December 31, 2006. The net year-over-year decline reflects the combined impact of the payoff of loan participations purchased as part of the Bank Calumet acquisition, rapid prepayment of multifamily loan portfolios, which occurred primarily in the first half of 2007, and the continued paydown of our indirect auto loan portfolio. As of the same dates, corporate loans remained relatively unchanged at $4.2 billion.

Our total loans as of December 31, 2006 increased 16.3% to $5.0 billion from $4.3 billion as of December 31, 2005, primarily due to $676.4 million in loans acquired as a part of the Bank Calumet acquisition, which included $398.5 million of corporate loans, $72.7 million of consumer loans, and $205.2 million of real estate 1-4 family loans. Excluding indirect consumer lending, total loans as of December 31, 2006 increased 18.8% compared to December 31, 2005, largely due to growth in corporate lending and the Bank Calumet acquisition.

Corporate Loans

As of December 31, 2007, corporate loans represented 84.2% of total outstanding loans compared to 82.7% at December 31, 2006 and 79.8% at December 31, 2005. Total corporate loans increased $37.5 million from December 31, 2006 as increases in real estate construction loans were partially offset by a decrease in commercial and industrial loans.

Corporate loans increased $706.1 million, or 20.6%, from December 31, 2005 to December 31, 2006. Excluding the loans acquired as part of the Bank Calumet acquisition corporate loans increased by 9.0% from December 31, 2005 and reflected growth in all lending categories.

The percentage of corporate loans to total loans has grown over the past five years as a result of strong real estate commercial lending activity, as well as declining indirect consumer loan balances. Real estate commercial and construction lending has always been an area of focus for us. Because of the strength of the suburban Chicago real estate market over the past several years, real estate commercial and construction lending has grown to a combined 53.4% of our total loans as of December 31, 2007. We believe we have a competitive market advantage because of our relationship with seasoned, long-time borrowers, our experienced senior lending officers, management's focus on market fundamentals, and a rigorous underwriting process. We believe these factors and a balanced exposure to any particular industry segment reduce our exposure to loss.

Real estate commercial loans consist of residential development loans, multi-unit residential mortgages, and real estate commercial mortgages. Lessors of commercial real estate comprise 34.7% of our real estate commercial loans. These loans represent various types of commercial properties, including industrial buildings, office buildings, retail shopping centers, and other business-related activities. Another 11.8% of our real estate commercial loans represent multi-family loans made to real estate companies and to individual investors to finance or refinance apartment buildings. These apartment buildings are primarily concentrated in the metropolitan Chicago area and typically range in size from five to twenty-four units, although larger projects may consist of up to 100 units or more. We believe that this type of lending helps diversify our already strong commercial and real estate development platform.

Real estate construction loans are primarily single-family and multi-family residential and non-residential projects located in our primary markets. Real estate construction loans are a profitable line of lending for us due to the higher level of interest rates and fees earned on such loans compared to other loan categories and our favorable loss experience on these loans.

Consumer Loans

As of December 31, 2007, consumer loans represented 15.8% of total outstanding loans compared to 17.3% at December 31, 2006 and 20.2% at December 31, 2005. The home equity category represents the single largest category of the consumer portfolio, consisting mainly of revolving lines of credit secured by junior liens on owner-occupied real estate. Loan to collateral value ratios for these credits generally range from 50% to 80%.

The decline in consumer loans as a percentage of total loans over the past five years is largely due to the run-off of indirect consumer loans. This category began to decline in 2002 as a result of tighter underwriting standards and competition resulting from zero percent financing offered by automobile manufacturers. Further, in 2004, we elected to cease the origination of new volumes from this marginally profitable business line.

Consumer loan balances as of December 31, 2007, excluding indirect installment lending, decreased $37.2 million, or 4.7% compared to December 31, 2006, due to a decline in home equity originations.

Excluding indirect installment lending, consumer loan balances increased $75.3 million, or 10.6%, from December 31, 2005 to December 31, 2006, primarily due to $277.9 million acquired through the Bank Calumet acquisition, partially offset by the securitization in third quarter 2007 of $106.0 million of 1-4 family residential mortgages and a reduction in direct installment and home equity loans.

Real estate 1-4 family loans increased by $5.3 million, or 2.4%, from December 31, 2006 to December 31, 2007 following an increase of $72.2 million, or 50.4%, from year-end 2005. The 2006 increase resulted from loans obtained as part of the Bank Calumet acquisition. In December 2007, we elected to cease originating traditional mortgage loans.

Distribution of Corporate Loans By Industry

Table 10 summarizes our ten most significant industry segments for the corporate loan portfolio. These categories are based on the nature of the borrower's ongoing business activity as opposed to the collateral underlying an individual loan. To the extent that a borrower's underlying business activity changes, classification differences between periods will arise. We believe our loan portfolio is diversified across industries and market segments.

Table 10
Corporate Loan Portfolio by Industry Segment [(1)]
(Dollar amounts in thousands)

	As of December 31,					
	2007		2006		2005	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Lessors of commercial real estate	$ 687,751	16.5	$ 630,812	15.2	$ 461,656	13.5
Manufacturing trade	332,547	8.0	265,190	6.4	212,607	6.2
Wholesaler trade	276,512	6.6	323,153	7.8	231,331	6.7
Retailer trade	271,771	6.5	267,345	6.5	191,600	5.6
Residential building construction	242,170	5.8	253,936	6.1	226,495	6.6
Lessors of multi-family residential	233,692	5.6	309,080	7.5	341,273	9.9
Agriculture, forestry, fishing, and hunting	202,290	4.8	181,241	4.4	169,148	4.9
Land subdivision and land development	187,950	4.5	183,177	4.4	205,131	6.0
Heavy construction and trade contractors	122,039	2.9	141,436	3.4	117,093	3.4
Nonresidential building construction	85,063	2.0	82,122	2.0	73,336	2.1
Subtotal	2,641,785	63.2	2,637,492	63.7	2,229,670	64.9
All other segments	1,537,405	36.8	1,504,212	36.3	1,205,974	35.1
Total	$ 4,179,190	100.0	$ 4,141,704	100.0	$ 3,435,644	100.0

(1) Classified pursuant to the North American Industrial Classification System standard industry descriptions.

All other segments consist of numerous smaller balances across a variety of industries.

Maturity and Interest Rate Sensitivity of Corporate Loans

Table 11 summarizes the maturity distribution of our corporate loan portfolio as of December 31, 2007 as well as the interest rate sensitivity of loans in these categories that have maturities in excess of one year.

Table 11
Maturities and Sensitivities of Corporate Loans to Changes in Interest Rates
(Dollar amounts in thousands)

	As of December 31, 2007			
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total
Commercial, industrial, and agricultural	$ 908,692	$ 533,723	$ 86,424	$ 1,528,839
Real estate - commercial	627,836	1,158,053	196,122	1,982,011
Real estate - construction	483,530	166,370	18,440	668,340
Total	$ 2,020,058	$ 1,858,146	$ 300,986	$ 4,179,190
Loans maturing after one year:				
Predetermined (fixed) interest rates		$ 1,399,675	$ 181,368	
Floating interest rates		458,471	119,618	
Total		$ 1,858,146	$ 300,986	

Credit Quality Management and Reserve for Loan Losses

In addition to portfolio diversification, we have established a system of internal controls to mitigate credit risk, including standard lending and credit policies, underwriting criteria, and collateral safeguards. We monitor and implement our formal credit policies and procedures and regularly evaluate trends, collectibility, and collateral protection within the loan portfolio. Our policies and procedures are regularly reviewed and modified in order to manage risk as conditions change and new credit products are offered.

Our credit administration policies include a comprehensive loan rating system. Our internal loan review staff annually reviews approximately 70% of the balance of all corporate loans and all new loans in excess of $1 million. Loan officers are responsible for monitoring their customer relationships and determining changes in the loan ratings on credits they monitor. We believe that any significant change in the overall quality of the loan portfolio will be reflected in the cumulative effect of changes to these loan ratings. To that end, we have seen no significant change in the percent of our adversely rated loans compared to December 31, 2006.

In addition, our senior managers actively review those loans that require some form of remediation. These loans are reviewed quarterly by the Chief Credit Officer, and action plans are developed to either remedy any emerging problem loans or remove any such loans from the portfolio. At these meetings, certain loans, based on size or circumstances that require additional review, are identified and then reviewed by senior executive officers, including the Chief Executive Officer and the Bank President. During times of economic downturns, we have increased the frequency of these reviews.

We also maintain a reserve for loan losses to absorb probable losses inherent in the loan portfolio. The reserve for loan losses consists of three components: (i) specific reserves established for expected losses on individual loans for which the recorded investment in the loan exceeds the value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which we operate. Management evaluates the sufficiency of the reserve for loan losses based on the combined total of the specific, historical loss, and general components. Management believes that the reserve for loan losses of $61.8 million is adequate to absorb credit losses inherent in the loan portfolio as of December 31, 2007.

The accounting policies underlying the establishment and maintenance of the reserve for loan losses through provisions charged to operating expense are discussed in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Table 12
Reserve for Loan Losses and
Summary of Loan Loss Experience
(Dollar amounts in thousands)

	Years ended December 31,				
	2007	2006	2005	2004	2003
Change in reserve for loan losses:					
Balance at beginning of year	$ 62,370	$ 56,393	$ 56,718	$ 56,404	$ 47,929
Loans charged-off:					
Commercial and industrial	(6,424)	(6,939)	(4,762)	(7,741)	(3,941)
Agricultural	(15)	-	-	(18)	(5)
Real estate - commercial	(652)	(1,417)	(1,172)	(1,543)	(317)
Real estate - construction	(231)	-	-	(355)	(750)
Consumer	(2,599)	(3,791)	(4,931)	(5,311)	(6,954)
Real estate - 1-4 family	(145)	(156)	(96)	(113)	(138)
Total loans charged-off	(10,066)	(12,303)	(10,961)	(15,081)	(12,105)
Recoveries on loans previously charged-off:					
Commercial and industrial	1,499	1,147	569	699	547
Agricultural	5	9	-	2	1
Real estate - commercial	196	23	5	173	93
Real estate - construction	-	-	-	-	506
Consumer	563	919	1,132	1,593	1,408
Real estate - 1-4 family	-	18	-	5	-
Total recoveries on loans previously charged-off	2,263	2,116	1,706	2,472	2,555
Net loans charged-off	(7,803)	(10,187)	(9,255)	(12,609)	(9,550)
Provisions charged to operating expense	7,233	10,229	8,930	12,923	10,805
Reserve of acquired bank	-	5,935	-	-	7,220
Balance at end of year	$ 61,800	$ 62,370	$ 56,393	$ 56,718	$ 56,404
Allocation of reserve for loan losses by loan category at December 31:					
Commercial and industrial	$ 25,916	$ 27,908	$ 21,532	$ 22,065	$ 18,526
Agricultural	1,464	1,024	1,162	1,353	1,297
Real estate - commercial	21,498	19,429	16,538	17,343	15,704
Real estate - construction	7,906	7,060	7,802	5,924	6,286
Consumer	4,626	6,411	8,799	9,653	13,959
Real estate - 1-4 family	390	538	560	380	632
Total	$ 61,800	$ 62,370	$ 56,393	$ 56,718	$ 56,404
Reserve as a percent of loans at year-end	1.25%	1.25%	1.31%	1.37%	1.39%
Ratio of net loans charged-off to average loans outstanding for the period	0.16%	0.21%	0.22%	0.30%	0.28%

The ratio of the reserve for loan losses to total loans at year-end 2007 was 1.25%, unchanged from year-end 2006 and down from 1.31% at year-end 2005, reflecting our overall level of asset quality. Nonperforming loans are covered 3.30 times by the loan loss reserve.

Gross charge-offs decreased in 2007 to $10.1 million from $12.3 million in 2006, with decreases in consumer, commercial and industrial, and real estate commercial charge-offs partially offset by an increase in real estate construction charge-offs. In 2006, increases in commercial and industrial and real estate commercial charge-offs were partially offset by a decline in consumer charge-offs. The increase in gross charge-offs from 2003 to 2004 and the decrease in gross charge-offs from 2004 to 2005 resulted from the charge-off in 2004 of certain loans originally underwritten by an acquired institution.

In 2007, we reduced the reserve for loan losses allocated to commercial and industrial loans compared to December 31, 2006 due to the decline in commercial and industrial loans outstanding. In addition, we decreased the reserve for loan losses allocated to consumer loans as a result of lower consumer charge-offs and a decline in consumer loans outstanding and increased the reserve for loan losses allocated to real estate commercial loans due to an increase in the portfolio.

In 2006, we increased the reserve for loan losses compared to December 31, 2005 primarily due to higher loans outstanding, particularly in the commercial and industrial and real estate commercial categories. The decrease in the reserve for loan losses allocated to real estate construction loans resulted from a decrease in large construction loans outstanding as of December 31, 2006 compared to December 31, 2005. The decrease in the reserve for loan losses allocated to consumer loans resulted from a lower level of loans outstanding as well as a reduction in allocation based on historical loss experience.

In 2005, we decreased the reserves allocated to the commercial and industrial, agricultural, and real estate commercial categories as a result of improved delinquency and charge-off trends. Reserve allocations to the consumer loan portfolio also decreased in 2005 compared to 2004 due to the decline in the total consumer loan portfolio. The increase in the reserve for loan losses allocated to the real estate construction category in 2005 reflected the comparatively greater influence placed on the concentration of large loans in this category.

We increased the reserve for loan losses allocated to the commercial and industrial and real estate commercial categories in 2004 from 2003 due to loan growth, as well as elevated losses attributed to loans acquired during a 2003 bank acquisition. Reserve allocations to the consumer loan portfolio decreased in 2004 compared to 2003 as a result of improved delinquency and charge-off trends as the portfolio mix shifted from higher-risk, indirect lending to lower-risk home equity lending.

Nonperforming Assets

Nonperforming assets include loans for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to provide for a reduction or deferral of interest and principal due to a weakening of the borrower's financial condition, and real estate that has been acquired primarily through foreclosure and is awaiting disposition. For a detailed discussion of the our policy on accrual of interest on loans see Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Loans past due 90 days and still accruing interest are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, in the process of collection, and reasonably expected to result in repayment or restoration to current status.

Table 13
Nonperforming Assets and Past Due Loans
(Dollar amounts in thousands)

	Years ended December 31,				
	2007	2006	2005	2004	2003
Nonaccrual loans:					
Commercial and industrial	$ 9,128	$ 8,803	$ 9,092	$ 11,267	$ 5,817
Agricultural	349	-	-	-	169
Real estate - commercial	5,484	3,181	371	1,774	1,823
Real estate - construction	107	720	559	4,159	4,331
Consumer	2,796	2,092	1,420	1,416	1,516
Real estate - 1-4 family	583	1,413	548	581	2,274
Total nonaccrual loans	18,447	16,209	11,990	19,197	15,930
Restructured loans	280	-	-	-	7,137
Total nonperforming loans	18,727	16,209	11,990	19,197	23,067
Foreclosed real estate	6,053	2,727	2,878	3,736	5,812
Total nonperforming assets	24,780	18,936	14,868	22,933	28,879
90 days past due loans (still accruing interest)	21,149	12,810	8,958	2,658	3,384
Total nonperforming assets plus 90 days past due loans	$ 45,929	$ 31,746	$ 23,826	$ 25,591	$ 32,263
Nonperforming loans to total loans	0.38%	0.32%	0.28%	0.46%	0.57%
Nonperforming assets to total loans plus foreclosed real estate	0.50%	0.38%	0.35%	0.55%	0.71%
Nonperforming assets plus 90 days past due loans to total loans plus foreclosed real estate	0.92%	0.63%	0.55%	0.62%	0.79%
Nonperforming assets to total assets	0.31%	0.22%	0.21%	0.33%	0.42%
Reserve for loan losses as a percent of nonperforming loans	330%	385%	470%	295%	245%

	Amount
The effect of nonaccrual loans on interest income for 2007 is presented below:	
Interest which would have been included at the normal contract rates	$ 1,894
Less: Interest included in income during the year	245
Interest income not recognized in the financial statements	$ 1,649

Our overall credit quality in 2007 reflects our consistent lending discipline. Increases in ninety-day past due loans were concentrated in a small number of well-secured deals. There are only eight nonperforming and 90 days past due loans over $1 million that in aggregate comprise $17.0 million of the $45.9 million total. The largest is a $3.6 million loan that is secured by cash. Six of the remaining seven loans are secured by real estate. Collection on these loans is being aggressively pursued, and substantial recovery is expected. There are no significant loan concentrations with any single borrower, industry, or geographic segment.

Nonaccrual loans increased $4.2 million from December 31, 2005 to December 31, 2006, with $1.3 million of the increase representing nonperforming assets acquired as part of the Bank Calumet acquisition. The remaining increase was primarily a result of one $2.0 million commercial and industrial credit and one $1.9 million real estate commercial credit moved to nonaccrual status as well as a higher level of consumer and real estate 1-4 family nonaccrual loans. As of December 31, 2006, loans past due 90 days and still accruing interest totaled $12.8 million, an increase of $3.9 million compared to December 31, 2005 levels. The increase was due to several smaller loans moving to past due status.

Nonperforming assets at December 31, 2005 totaled $14.9 million, a decline of 35.2%, or $8.1 million, from $22.9 million at year-end 2004, primarily due to the decline in nonaccrual loans. Nonaccrual loans at December 31, 2005 totaled $12.0 million, compared with $19.2 million at year-end 2004 due to a decline in commercial and industrial, real estate commercial, and real estate construction nonaccrual loans. The decrease in nonaccrual real estate construction loans from December 31, 2004 to December 31, 2005 resulted from the transfer to accruing status of a $3.6 million nonperforming loan during the second half of 2005.

Loans past due 90 days and still accruing interest totaled $9.0 million as of December 31, 2005, up from $2.7 million as of December 31, 2004 and $3.4 million as of December 31, 2003. The 2005 increase of $6.3 million in loans past due 90 days primarily resulted from the previously discussed $3.6 million loan acquired during a 2003 bank acquisition and a single $1.2 million past due commercial and industrial loan, which was fully secured by cash.

Nonperforming asset levels improved in 2004 compared to 2003 as two renegotiated credits totaling $7.1 million returned to performing status in first quarter 2004 due to sustained borrower performance pursuant to the restructured terms and management's expectation of continuing performance. These troubled credits were renegotiated pursuant to existing market terms during second quarter 2003 and were included in nonperforming assets as of December 31, 2003.

Nonaccrual loans increased $3.3 million in 2004 from 2003 due to a $5.5 million increase in commercial nonaccrual loans, primarily the result of three credits moved to nonaccrual status in 2004. The increase was partially offset by a $1.7 million decrease in 1-4 family real estate nonaccrual loans.

In addition to the loans summarized in Table 13, on December 31, 2007, we had $43.5 million of loans that were currently performing, but for which we had some concern with the ability of the borrower to comply with existing loan repayment terms. This amount decreased from $52.2 million at year-end 2006, following an increase from $34.9 million at year-end 2005. These loans continue to perform under existing terms and accrue interest. We anticipate that the guarantee, additional collateral, or other planned action will result in the full repayment of debt. Management does not expect losses on these loans, but a higher level of scrutiny is prudent under the circumstances.

Our disclosure with respect to impaired loans is contained in Note 6 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

FUNDING AND LIQUIDITY MANAGEMENT

Our approach to liquidity management is to obtain funding sources at a minimum cost to meet fluctuating deposit, withdrawal, and loan demand needs. Our liquidity policy establishes parameters as to how liquidity should be managed to maintain flexibility in responding to changes in liquidity needs over a 12-month forward period, including the requirement to formulate a quarterly liquidity compliance plan for review by the Bank's Board of Directors. The compliance plan includes an analysis that measures projected needs to purchase and sell funds. The analysis incorporates a set of projected balance sheet assumptions that are updated quarterly. Based on these assumptions, we determine our total cash liquidity on hand and excess collateral capacity from pledging, unused federal funds purchased lines, and other unused borrowing capacity such as FHLB advances, resulting in a calculation of our total liquidity capacity. Our total policy-directed liquidity requirement is to have funding sources available to cover 37.5% of non-collateralized, non-FDIC insured, non-maturity deposits. Based on our projections as of December 31, 2007, we expect to have liquidity capacity in excess of policy guidelines for the forward twelve-month period.

The liquidity needs of First Midwest Bancorp, Inc. on an unconsolidated basis ("Parent Company") consist primarily of operating expenses and dividend payments to our stockholders. The primary source of liquidity for the Parent Company is dividends from subsidiaries. At December 31, 2007, the Parent Company had unused short-term credit facilities available to fund cash flow needs totaling $70.0 million. The Parent Company had $130.2 million in junior subordinated debentures related to trust preferred securities and $99.9 million in other subordinated debt outstanding. As of December 31, 2007, the Parent Company also had the ability to enhance its liquidity position by raising capital or incurring debt. The Parent Company had cash and equivalent short-term investments of $79.7 million as of such date.

Total deposits and borrowed funds as of December 31, 2007 are summarized in Notes 9 and 10 of the "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K. The following table provides a comparison of average funding sources over the last three years. We believe that average balances, rather than period-end balances, are more meaningful in analyzing funding sources because of the inherent fluctuations that may occur on a monthly basis within most deposit categories.

Table 14
Funding Sources - Average Balances
(Dollar amounts in thousands)

	Years ended December 31,						% Change	
	2007	% of Total	2006	% of Total	2005	% of Total	2007-2006	2006-2005
Demand deposits	$ 1,055,251	14.6	$ 1,052,413	14.1	$ 931,711	14.5	0.35%	13.0
Savings deposits	754,009	10.4	653,321	8.7	615,324	9.5	15.4%	6.2
NOW accounts	900,956	12.4	924,539	12.4	893,706	13.9	(2.6)%	3.5
Money market accounts	859,864	11.9	867,775	11.6	672,411	10.4	(0.9)%	29.1
Transactional deposits	3,570,080	49.3	3,498,048	46.8	3,113,152	48.3	2.1%	12.4
Time deposits	2,161,664	29.8	2,049,202	27.4	1,667,202	25.9	5.5%	22.9
Brokered deposits	158,238	2.2	380,700	5.1	298,508	4.6	(58.4)%	27.5
Total time deposits	2,319,902	32.0	2,429,902	32.5	1,965,710	30.5	(4.5)%	23.6
Total deposits	5,889,982	81.3	5,927,950	79.3	5,078,862	78.8	(0.6)%	16.7
Securities sold under agreements to repurchase	420,903	5.8	461,638	6.2	447,904	7.0	(8.8)%	3.1
Federal funds purchased and other borrowed funds	710,797	9.8	878,188	11.7	787,301	12.2	(19.1)%	11.5
Total borrowed funds	1,131,700	15.6	1,339,826	17.9	1,235,205	19.2	(15.5)%	8.5
Subordinated debt	227,756	3.1	206,449	2.8	130,377	2.0	10.3%	58.3
Total funding sources	$ 7,249,438	100.0	$ 7,474,225	100.0	$ 6,444,444	100.0	(3.0)%	16.0

Total average funding sources for 2007 decreased $224.8 million from 2006. The decline was primarily due to a planned reduction in higher-costing brokered deposits and borrowed funds.

Total average deposits for 2007 were $5.9 billion, a decrease of 0.6% compared to 2006. Declines in average time deposits were mostly offset by increases in average transaction deposits. Average transaction deposits increased $72.0 million from 2006, primarily due to growth in savings deposits.

Total average borrowed funds for 2007 decreased $208.1 million from 2006, with decreases in all major categories. As discussed in the section titled "Investment Portfolio Management," proceeds from sales and maturities of securities were used to reduce higher-costing funding sources rather than reinvesting them in similar securities.

Total average funding sources for 2006 increased $1.0 billion from 2005, primarily due to $940.0 million of deposits and $99.6 million of borrowed funds obtained as a result of the Bank Calumet acquisition and $99.9 million of long-term, subordinated debt issued to partially fund the Bank Calumet acquisition. For our disclosure with respect to subordinated debt, refer to Note 11 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Excluding the impact of the Bank Calumet acquisition, average deposits for 2006 decreased 1.8% from 2005, with growth in time deposit balances more than offset by a decline in transactional balances. In the higher interest rate environment of 2006, consumer preferences and market competition resulted in deposit balances shifting from lower-yielding transaction accounts to higher-yielding time deposits.

Average time deposits for 2006 increased $464.2 million compared to 2005, primarily due to $232.1 million of time deposits obtained in the Bank Calumet acquisition. Excluding the impact of Bank Calumet, average time deposits for 2006 increased 11.8% compared to 2005. This increase reflected the combined impact of competitive pricing and consumer preference in the existent interest rate environment as well as expanded utilization of time deposits obtained through independent brokers as an alternative to wholesale borrowing.

Total average borrowed funds for 2006 increased $104.6 million, or 8.5%, from 2005 with $99.6 million of borrowed funds acquired as part of the Bank Calumet acquisition.

Public balances, denoting the funds held on account for municipalities and other public entities, are included as a part of our total funding sources. Public balances represent an important customer segment for us and reflects our community-based roots. We enter into specific agreements with public customers to pledge collateral, primarily securities, in support of the balances on account. Because the average customer tenure with us is approximately 13 years, they provide us with a more reliable, lower cost, short-term funding source than what is available through other wholesale alternatives. These relationships also provide numerous cross-sell and business referral opportunities.

In 2007, we had average public funds on account totaling $784.8 million, of which 84.6% were collateralized with mortgage loans and securities. Of this total, $684.2 million was held in deposit accounts, predominately NOW accounts, with the remainder representing securities sold under agreement to repurchase. This contrasts to average balances maintained of $734.0 million in 2006 and $668.1 million in 2005. Year-to-year changes in balances are influenced by the tax collection activities of the various municipalities as well as the general level of interest rates. The size of our securities portfolio is influenced, in part, by the size of our public customer base. For additional discussion of the securities portfolio, refer to the section titled "Investment Portfolio Management."

Table 15
Maturities of Time Deposits of $100,000 or More
(Dollar amounts in thousands)

	2007
Maturing within 3 months	$ 306,552
After 3 but within 6 months	176,899
After 6 but within 12 months	190,550
After 12 months	98,139
Total	$ 772,140

Table 16
Borrowed Funds
(Dollar amounts in thousands)

	2007		2006		2005	
	Amount	Rate (%)	Amount	Rate (%)	Amount	Rate (%)
At year-end:						
Securities sold under agreements to repurchase	$ 364,164	4.03	$ 477,908	4.78	$ 406,057	3.46
Federal funds purchased	301,000	3.62	134,700	5.20	340,000	4.13
Federal Home Loan Bank advances	599,064	4.69	569,660	5.22	548,475	4.11
Total borrowed funds	$ 1,264,228	4.25	$ 1,182,268	5.04	$ 1,294,532	3.91
Average for the year:						
Securities sold under agreements to repurchase	$ 420,903	4.55	$ 461,638	4.37	$ 447,904	2.74
Federal funds purchased	141,663	5.16	280,305	5.02	311,096	3.30
Federal Home Loan Bank advances	569,134	5.11	594,496	4.80	476,205	2.79
Other borrowed funds	-	-	3,387	5.45	-	-
Total borrowed funds	$ 1,131,700	4.91	$ 1,339,826	4.70	$ 1,235,205	2.90
Maximum month-end balance:						
Securities sold under agreements to repurchase	$ 567,174		$ 618,006		$ 536,122	
Federal funds purchased	301,000		411,000		370,000	
Federal Home Loan Bank advances	639,647		954,970		548,519	
Other borrowed funds	-		31,409		-	

Average borrowed funds totaled $1.1 billion, decreasing $208.1 million, or 15.5%, from 2006 to 2007 following an increase of 8.5% from 2005 to 2006. We make extensive, interchangeable use of both repurchase agreements and FHLB advances to supplement deposits and leverage the interest yields produced through our securities portfolio. As of December 31, 2007, the weighted-average maturity for FHLB borrowings was 7.4 months compared to 0.6 months as of December 31, 2006 and 5.1 months as of December 31, 2005.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, OFF-BALANCE SHEET RISK, AND CONTINGENT LIABILITIES

Through our normal course of operations, we have entered into certain contractual obligations and other commitments. Such obligations generally relate to the funding of operations through deposits or debt issuances, as well as leases for premises and equipment. As a financial services provider, we routinely enter into commitments to extend credit. While contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process as all comparable loans we make.

The following table presents our significant fixed and determinable contractual obligations and significant commitments as of December 31, 2007. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Table 17
Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Items
(Dollar amounts in thousands)

		Payments Due In				
	Note Reference	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	9	$ 3,582,031	$ -	$ -	$ -	$ 3,582,031
Time deposits	9	1,933,341	234,318	29,086	85	2,196,830
Borrowed funds	10	1,040,237	174,509	49,482	-	1,264,228
Subordinated debt	11	-	-	-	230,082	230,082
Operating leases	7	2,792	4,886	4,452	6,883	19,013
Pension liability	17	1,069	1,488	5,152	18,282	25,991
Bank Calumet change-in-control obligation	-	596	174	-	-	770
Uncertain tax positions liability	16					6,596
Commitments to extend credit:						
Home equity lines	21					266,582
All other commitments	21					1,135,612
Letters of credit:						
Standby	21					128,281
Commercial	21					427

MANAGEMENT OF CAPITAL

On March 15, 2006, we sold 4,398,750 shares of common stock in an underwritten public offering. The price to the public was $34.46 per share, and the proceeds to us, net of the underwriter's discount, were $32.737 per share, resulting in aggregate net proceeds of $143.6 million, net of related expenses. The net proceeds were used to partially fund the Bank Calumet acquisition.

Capital Measurements

A strong capital structure is crucial in maintaining investor confidence, accessing capital markets, and enabling the Company to take advantage of future profitable growth opportunities. Our Capital Policy requires that the Company and the Bank maintain a capital ratio in excess of the minimum regulatory guidelines. It serves as an internal discipline in analyzing business risks and internal growth opportunities and sets targeted levels of return on equity. Under regulatory capital adequacy guidelines, the Company and the Bank are subject to various capital requirements set and administered by the federal banking agencies. These requirements specify minimum capital ratios, defined as Tier 1 and Total capital as a percentage of assets and off-balance sheet items that have been weighted according to broad risk categories and a leverage ratio calculated as Tier 1 capital as a percentage of adjusted average assets. We have managed our capital ratios for both the Company and the Bank to consistently maintain such measurements in excess of the Federal Reserve Board ("FRB") minimum levels considered to be "well capitalized," which is the highest capital category established.

The following table presents our consolidated measures of capital as of the dates presented and the capital guidelines established by the FRB to be categorized as "well capitalized."

Table 18
Capital Measurements

	December 31, 2007	December 31, 2006	Regulatory Minimum For "Well Capitalized"
Regulatory capital ratios:			
Total capital to risk-weighted assets	11.73%	12.16%	10.00%
Tier 1 capital to risk-weighted assets	9.15%	9.56%	6.00%
Tier 1 leverage to average assets	7.46%	7.29%	5.00%
Tangible equity ratios:			
Tangible equity to tangible assets	5.58%	5.62%	(1)
Tangible equity, excluding other comprehensive income, to tangible assets	5.73%	5.81%	(1)
Tangible equity to risk-weighted assets	6.96%	7.32%	(1)

(1) Ratio is not subject to formal FRB regulatory guidance. Tangible equity equals total equity less goodwill and other intangible assets, and tangible assets equals total assets less goodwill and other intangible assets.

Our tangible capital ratio, excluding other comprehensive income, stood at 5.73%, down from 5.81% as of December 31, 2006 and approximates the level existent prior to the Bank Calumet acquisition.

For further details of the regulatory capital requirements and ratios as of December 31, 2007 and 2006, for the Company and the Bank, see Note 20 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Stock Repurchase Programs

We continue to follow a policy of retaining sufficient capital to support growth in total assets and returning excess capital to stockholders in the form of dividends and through common stock repurchases. The latter increases the percentage ownership of the Company by existing stockholders.

In November 2007, our Board of Directors authorized the repurchase of up to 2.5 million shares of our common stock, or 5.2% of shares outstanding at that time, and rescinded the former repurchase plan under which 288,428 shares remained. The plan authorizes stock repurchases in both open market and privately negotiated transactions and has no execution time limit.

We repurchased 1,767,135 shares of our common stock at a weighted-average cost of $34.93 per share during 2007 and 23,446 shares of our common stock at a weighted-average cost of $36.01 per share during 2006. Given the uncertainty in the capital markets, we expect the pace of share repurchases will be nominal in 2008.

Shares repurchased are held as treasury stock and are available for issuance in conjunction with our Dividend Reinvestment Plan, qualified and nonqualified retirement plans, share-based compensation plans, and other general corporate purposes. We reissued 199,871 treasury shares in 2007 and 236,656 treasury shares in 2006 to fund such plans.

Dividends

We believe we have a responsibility to reward our stockholders with a meaningful current return on their investment. As part of our dividend policy, our Board of Directors periodically reviews our dividend payout ratio to ensure that it is consistent with internal capital guidelines, industry standards, and peer group practices.

On November 14, 2007, our Board of Directors increased the quarterly dividend by 5.1% from $0.295 to $0.310 per share. Based on our December 31, 2007 closing price of $30.60 per share, the current dividend payment represents an annualized yield of 4.1%.

The dividend payout ratio, which represents the percentage of dividends declared to stockholders to earnings per share, was 73.8% for 2007 and 47.3% for 2006. The dividend payout ratio has averaged approximately 49.9% for the past five years.

QUARTERLY REVIEW

Table 19
Quarterly Earnings Performance [(1)]
(Dollar amounts in thousands, except per share data)

	2007				2006			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest income	$ 114,611	$ 120,090	$ 120,671	$ 121,589	$ 125,397	$ 126,437	$ 123,050	$ 101,525
Interest expense	56,513	59,393	59,707	61,219	62,634	60,764	57,092	44,060
Net interest income	58,098	60,697	60,964	60,370	62,763	65,673	65,958	57,465
Provision for loan losses	2,042	470	1,761	2,960	3,865	2,715	2,059	1,590
Noninterest income	27,576	28,560	29,662	25,256	26,282	26,482	25,247	21,003
Gains (losses) on security sales, net	14	(5,165)	961	3,444	3,371	509	20	369
Security impairment losses	(50,055)	-	-	-	-	-	-	-
Noninterest expense	50,264	49,981	50,737	48,155	47,795	49,118	51,990	43,712
Income tax expense	(11,255)	6,404	9,778	8,926	9,228	9,616	8,441	7,767
Net (loss) income	$ (5,418)	$ 27,237	$ 29,311	$ 29,029	$ 31,528	$ 31,215	$ 28,735	$ 25,768
Basic earnings per share	$ (0.11)	$ 0.55	$ 0.59	$ 0.58	$ 0.63	$ 0.63	$ 0.58	$ 0.55
Diluted earnings per share	$ (0.11)	$ 0.55	$ 0.59	$ 0.58	$ 0.63	$ 0.62	$ 0.57	$ 0.55
Return on average equity	(2.91%)	14.57%	15.47%	15.48%	16.40%	17.09%	16.50%	17.64%
Return on average assets	(0.27%)	1.35%	1.44%	1.42%	1.47%	1.44%	1.33%	1.44%
Net interest margin - tax - equivalent	3.53%	3.63%	3.61%	3.53%	3.57%	3.69%	3.70%	3.76%

(1) All ratios are presented on an annualized basis.

FOURTH QUARTER 2007 vs. 2006

We recorded a net loss for fourth quarter 2007 of $5.4 million, or $0.11 per diluted share. This included a non-cash after-tax impairment charge of $32.5 million, or $0.67 per diluted share, associated with the impairment of our asset-backed collateralized debt securities portfolio.

Prior to the impairment charge, earnings per share performance for the current quarter was $0.56 compared to $0.63 in fourth quarter 2006. Included in fourth quarter 2006 results were security gains of $3.4 million, or $.04 per share. Fourth quarter 2007 performance was impacted by $621,000, or $0.01 per diluted share, in severance expense associated with targeted staff reductions.

Net interest margin for fourth quarter 2007 stood at 3.53% compared with 3.57% for fourth quarter 2006. The decline from fourth quarter 2006 was due primarily to changes in our funding mix, in the interest rate yield curve, and in the Federal Reserve's targeted discount rate during 2007. Given the Company's asset and liability profile, such changes impact the yield on loans more quickly than the Company's cost of funding. The weighted average yield on interest-earning assets declined 14 basis points in fourth quarter 2007 compared to fourth quarter 2006, while the weighted average rate paid on interest-bearing liabilities declined 8 basis points during this period.

Total loans declined $45.3 million from December 31, 2006. This decline reflects the combined impact of the payoff of loan participations purchased as part of the Bank Calumet acquisition, the rapid prepayment of multifamily loan portfolios, which occurred primarily in the first half of 2007, and the continued paydown of the Company's indirect auto loan portfolio. Average fourth quarter 2007 deposit balances fell $334.0 million from fourth quarter 2006 due to a decline in time deposits.

Noninterest income, excluding security gains and losses, in fourth quarter 2007 was $27.6 million compared to $26.3 million in fourth quarter 2006. Fee-based revenues, representing the aggregate of service charges on deposit accounts, trust and investment advisory fees, other service charges and commissions, and card-based fees, totaled $25.4 million for fourth quarter 2007, an increase of $2.0 million, or 8.6%, compared to fourth quarter 2006. The increase was led by double-digit growth in service charges on deposits, trust and investment advisory fees, and annuity sales.

The efficiency ratio for fourth quarter 2007 was 53.9% compared to 49.6% for fourth quarter 2006. As part of our continuing effort to improve productivity, we initiated targeted staff reductions in the quarter to reduce future operating expenses resulting in a $621,000 charge for severance-related costs.

In the third quarter, the State of Illinois passed tax legislation that, in the short term, provided certain tax benefits that we recognized in the second half of 2007. The benefits, described in the section titled "Income Taxes," increased net income by $1.4 million in fourth quarter 2007.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP and are consistent with predominant practices in the financial services industry. Critical accounting policies are those policies that management believes are the most important to our financial position and results of operations. Application of critical accounting policies requires management to make estimates, assumptions, and judgments based on information available as of the date of the financial statements that affect the amounts reported in the financial statements and accompanying notes. Future changes in information may affect these estimates, assumptions, and judgments, which, in turn, may affect amounts reported in the financial statements.

We have numerous accounting policies, of which the most significant are presented in Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that our accounting policies with respect to the reserve for loan losses, evaluation of impairment of securities, and income taxes are the accounting areas requiring subjective or complex judgments that are most important to our financial position and results of operations, and, as such, are considered to be critical accounting policies, as discussed below.

Reserve for Loan Losses

Determination of the reserve for loan losses is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Credit exposures deemed to be uncollectible are charged-off against the reserve, while recoveries of amounts previously charged-off are credited to the reserve. Additions to the reserve for loan losses are charged to operating expense through the provision for loan losses. The amount charged to operating expense in any given year is dependent upon a number of factors including historic loan growth and changes in the composition of the loan portfolio, net charge-off levels, and our assessment of the reserve for loan losses. For a full discussion of our methodology of assessing the adequacy of the reserve for loan losses, see Note 1 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Evaluation of Securities for Impairment

Securities that we have the ability and intent to hold until maturity are classified as securities held-to-maturity and are accounted for using historical cost, adjusted for amortization of premium and accretion of discount.

Trading securities are carried at fair value, with unrealized gains and losses recorded in other noninterest income. All other securities are classified as securities available-for-sale and are carried at fair market value. The fair values of securities are based on either quoted market prices or third party pricing services. Unrealized gains and losses on securities available-for-sale are reported, on an after-tax basis, as a separate component of stockholders' equity in accumulated other comprehensive income. Interest income is reported net of amortization of premium and accretion of discount.

Realized security gains or losses are reported in security gains (losses), net in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. On a quarterly basis, we make an assessment to determine whether there have been any events or circumstances to indicate that a security for which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. The term other-than-temporary is not intended to indicate that the decline is permanent. It indicates that the prospects for near-term recovery are not necessarily favorable or that there is a lack of evidence to support fair values greater than or equal to the carrying value of the investment. Securities for which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss and included in security gains (losses), net. For additional discussion on securities, see Notes 1 and 3 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Income Taxes

We determine our income tax expense based on management's judgments and estimates regarding permanent differences in the treatment of specific items of income and expense for financial statement and income tax purposes. These permanent differences result in an effective tax rate, which differs from the federal statutory rate. In addition, we recognize deferred tax assets and liabilities, recorded in the Consolidated Statements of Condition, based on management's judgments and estimates regarding timing differences in the recognition of income and expenses for financial statement and income tax purposes.

We must also assess the likelihood that any deferred tax assets will be realized through the reduction or refund of taxes in future periods and establish a valuation allowance for those assets for which recovery is unlikely. In making this assessment, management must make judgments and estimates regarding the ability to realize the asset through carryback or carryforward to taxable income in prior or future years, the future reversal of existing taxable temporary differences, future taxable income, and the possible application of future tax planning strategies. We have determined a valuation allowance is not required for any deferred tax assets as of December 31, 2007, although there is no guarantee that those assets will be recognizable in future periods. For additional discussion of income taxes, see Notes 1 and 16 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

FORWARD LOOKING STATEMENTS

The following is a statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"): We and our representatives may, from time to time, make written or oral statements that are intended to qualify as "forward-looking" statements under the PSLRA and provide information other than historical information, including statements contained in this Form 10-K, our other filings with the Securities and Exchange Commission, or in communications to our stockholders. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any results, levels of activity, performance, or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the factors listed below.

In some cases, we have identified forward-looking statements by such words or phrases as "will likely result," "is confident that," "remains optimistic about," "expects," "should," "could," "seeks," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends," or similar expressions identifying forward-looking statements within the meaning of the PSLRA, including the negative of those words and phrases. These forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions, and our outlook for the Company based on currently available information. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only at the date made.

In connection with the safe harbor provisions of the PSLRA, we are hereby identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any forward-looking statements.

Among the factors that could have an impact on our ability to achieve operating results, growth plan goals, and the beliefs expressed or implied in forward-looking statements are:

- Management's ability to reduce and effectively manage interest rate risk and the impact of interest rates in general on the volatility of our net interest income;
- Asset/liability matching risks and liquidity risks;
- Fluctuations in the value of our investment securities;
- The ability to attract and retain senior management experienced in banking and financial services;
- The sufficiency of the reserve for loan losses to absorb the amount of actual losses inherent in the existing portfolio of loans;
- The failure of assumptions underlying the establishment of the reserve for loan losses and estimation of values of collateral and various financial assets and liabilities;
- Credit risks and risks from concentrations (by geographic area and by industry) within our loan portfolio;
- The effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds, and other financial institutions operating in our markets or elsewhere providing similar services;
- Changes in the economic environment, competition, or other factors that may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio, and loan and deposit pricing;
- Changes in general economic or industry conditions, nationally or in the communities in which we conduct business;
- Volatility of rate sensitive deposits;
- Our ability to adapt successfully to technological changes to compete effectively in the marketplace;
- Operational risks, including data processing system failures or fraud;
- Our ability to successfully pursue acquisition and expansion strategies and integrate any acquired companies;
- The impact of liabilities arising from legal or administrative proceedings, enforcement of bank regulations, and enactment or application of securities regulations;
- Governmental monetary and fiscal policies, as well as legislative and regulatory changes, that may result in the imposition of costs and constraints us through higher FDIC insurance premiums, significant fluctuations in market interest rates, increases in capital requirements, or operational limitations;
- Changes in federal and state tax laws or interpretations, including changes affecting tax rates, income not subject to tax under existing law and interpretations, income sourcing, or consolidation/combination rules;
- Changes in accounting principles, policies, or guidelines affecting the businesses we conduct;
- Acts of war or terrorism; and
- Other economic, competitive, governmental, regulatory, and technological factors affecting our operations, products, services, and prices.

The foregoing list of important factors may not be all-inclusive, and we specifically decline to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

With respect to forward-looking statements set forth in the notes to consolidated financial statements, including those relating to contingent liabilities and legal proceedings, some of the factors that could affect the ultimate disposition of those contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities, and the actions of plaintiffs, judges, and juries.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. Interest rate risk is our primary market risk and is the result of repricing, basis, and option risk. Repricing risk represents timing mismatches in our ability to alter contractual rates earned on interest-earning assets or paid on interest-bearing liabilities in response to changes in market interest rates. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread between the rate earned on a loan or investment and the rate paid to fund that investment. Option risk arises from the "embedded options" present in many financial instruments such as loan prepayment options or deposit early withdrawal options. These provide customers opportunities to take advantage of directional changes in interest rates and could have an adverse impact on our margin performance.

We seek to achieve consistent growth in net interest income and net income while managing volatility that arises from shifts in interest rates. The Bank's Asset and Liability Management Committee ("ALCO") oversees financial risk management by developing programs to measure and manage interest rate risks within authorized limits set by the Bank's Board of Directors. ALCO also approves the Bank's asset/liability management policies, oversees the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviews the Bank's interest rate sensitivity position. Management uses net interest income and economic value of equity simulation modeling tools to analyze and capture short-term and long-term interest rate exposures.

Net Interest Income Sensitivity

The analysis of net interest income sensitivities assesses the magnitude of changes in net interest income resulting from changes in interest rates over a 12-month horizon using multiple rate scenarios. These scenarios include, but are not limited to, a "most likely" forecast, a flat to inverted or unchanged rate environment, a gradual increase and decrease of 200 basis points that occur in equal steps over a six-month time horizon, and immediate increases and decreases of 200 and 300 basis points.

This simulation analysis is based on actual cash flows and repricing characteristics for balance sheet and off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. This simulation analysis includes management's projections for activity levels in each of the product lines we offer. The analysis also incorporates assumptions based on the historical behavior of deposit rates and balances in relation to interest rates. Because these assumptions are inherently uncertain, the simulation analysis cannot definitively measure net interest income or predict the impact of the fluctuation in interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

We monitor and manage interest rate risk within approved policy limits. Our current interest rate risk policy limits are determined by measuring the change in net interest income over a 12-month horizon assuming a 200 basis point gradual increase and decrease in all interest rates compared to net interest income in an unchanging interest rate environment. Current policy limits this exposure to plus or minus 8% of the anticipated level of net interest income over the corresponding 12-month horizon assuming no change in current interest rates. As of December 31, 2006, the percent change expected assuming a gradual increase in interest rates was 10 basis points outside of policy. However, given the current market conditions as of December 31, 2006, the Bank's Board of Directors temporarily authorized operations outside of policy limits. As of December 31, 2007, we were operating within the policy limits.

Analysis of Net Interest Income Sensitivity
(Dollar amounts in thousands)

	Gradual Change in Rates [1]		Immediate Change in Rates			
	-200	+200	-200	+200	-300	+300
December 31, 2007:						
Dollar change	$ 5,587	$ (14,594)	$ 5,928	$ (18,088)	$ 1,559	$ (24,369)
Percent change	+2.2%	-5.8%	+2.3%	-7.1%	+0.6%	-9.6%
December 31, 2006:						
Dollar change	$ 10,625	$ (21,739)	$ 7,371	$ (22,872)	691	$ (30,395)
Percent change	+4.0%	-8.1%	+2.8%	-8.6%	+0.3%	-11.4%

[1] Reflects an assumed uniform change in interest rates across all terms that occurs in equal steps over a six-month horizon.

At December 31, 2007, our interest rate sensitivity profile, assuming a gradual upward change in rates, reflected a less negative exposure to rising interest rates in comparison to December 31, 2006. Conversely, in a falling rate environment, our exposure reflected a less positive position as of December 31, 2007 in comparison to December 31, 2006. The exposure of net interest income to changes in interest rates is not significantly different from the exposure existent at December 31, 2006 as balance sheet changes that occurred since year-end 2006 did not meaningfully impact projected earnings under alternative rate scenarios. During the third quarter 2007 market turmoil, the impact of lengthening durations in the securities portfolio was offset by the impact of the lengthening of certain funding sources.

Economic Value of Equity

In addition to the simulation analysis, management uses an economic value of equity sensitivity technique to understand the risk in both shorter- and longer-term positions and to study the impact of longer-term cash flows on earnings and capital. In determining the economic value of equity, we discount present values of expected cash flows on all assets, liabilities, and off-balance sheet contracts under different interest rate scenarios. The discounted present value of all cash flows represents our economic value of equity. Economic value of equity does not represent the true fair value of asset, liability, or derivative positions because certain factors are not considered, such as credit risk, liquidity risk, and the impact of future changes to the balance sheet. Our policy guidelines call for preventative measures to be taken in the event that an immediate increase or decrease in interest rates of 200 basis points is estimated to reduce the economic value of equity by more than 20%.

Analysis of Economic Value of Equity
(Dollar amounts in thousands)

	Immediate Change in Rates	
	-200	+200
December 31, 2007:		
Dollar change	$ (40,870)	$ (89,164)
Percent change	-3.2%	-7.1%
December 31, 2006:		
Dollar change	$ (2,236)	$ (107,298)
Percent change	-0.2%	-8.3%

As of December 31, 2007, the estimated sensitivity of the economic value of equity to changes in interest rates reflected a less negative exposure to rising interest rates compared to that existent at December 31, 2006. Conversely, the estimated sensitivity of the economic value of equity to falling interest rates reflected a greater negative exposure. The increased exposure to falling interest rates reflects a comparative enhancement in the modeling of options embedded within the state and municipal securities portfolio. In a falling interest rate environment, it is more likely that securities with options would be called, thus shortening the weighted-average maturity. Because the weighted average maturity is lower in a falling interest rate environment, the level of price volatility is also lower, which translates to less price appreciation.

Interest Rate Derivatives

As part of our approach to controlling the interest rate risk within our balance sheet, we have used derivative instruments (specifically interest rate swaps with third parties) in order to limit volatility in net interest income. The advantages of using such interest rate derivatives include minimization of balance sheet leverage resulting in lower capital requirements compared to cash instruments, the ability to maintain or increase liquidity, and the opportunity to customize the interest rate swap to meet desired risk parameters. The accounting policies underlying the treatment of derivative financial instruments in the Consolidated Statements of Condition and Income of the Company are described in Notes 1 and 12 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

We had total interest rate swaps in place with an aggregate notional amount of $48.0 million at December 31, 2007 and $58.2 million at December 31, 2006, hedging various balance sheet categories. The specific terms of the interest rate swaps outstanding as of December 31, 2007 and 2006 are discussed in Note 12 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Responsibility for Financial Statements

To Our Stockholders:

The accompanying consolidated financial statements were prepared by management, which is responsible for the integrity and objectivity of the data presented. In the opinion of management, the financial statements, which necessarily include amounts based on management's estimates and judgments, have been prepared in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed its unqualified opinion on these financial statements.

The Audit Committee of the Board of Directors, which oversees the Company's financial reporting process on behalf of the Board of Directors, is composed entirely of independent directors (as defined by the listing standards of Nasdaq). The Audit Committee meets periodically with management, the independent accountants, and the internal auditors to review matters relating to the Company's financial statements, compliance with legal and regulatory requirements relating to financial reporting and disclosure, annual financial statement audit, engagement of independent accountants, internal audit function, and system of internal controls. The internal auditors and the independent accountants periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

John M. O'Meara
Chairman of the Board and
Chief Executive Officer

Paul F. Clemens
Executive Vice President and
Chief Financial Officer

February 25, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Midwest Bancorp, Inc:

We have audited the accompanying consolidated statements of condition of First Midwest Bancorp, Inc., and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Midwest Bancorp, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, "Summary of Significant Accounting Policies," in 2006, the Company changed its method of accounting for share-based compensation. As discussed in Note 2, "Recent Accounting Pronouncements," in 2006, the Company changed its method of accounting for defined benefit and other postretirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Midwest Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois
February 26, 2008

FIRST MIDWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Amounts in thousands)

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 193,792	$ 209,825
Federal funds sold and other short-term investments	1,045	5,081
Mortgages held for sale	394	4,760
Trading account securities	18,352	15,878
Securities available-for-sale, at market value	2,134,813	2,442,674
Securities held-to-maturity, at amortized cost (market value 2007 - $97,931; 2006 - $91,602)	97,671	91,380
Loans	4,963,672	5,008,944
Reserve for loan losses	(61,800)	(62,370)
Net loans	4,901,872	4,946,574
Premises, furniture, and equipment	125,828	126,677
Accrued interest receivable	48,971	54,015
Investment in corporate owned life insurance	203,535	196,598
Goodwill	262,195	262,195
Other intangible assets	26,040	30,463
Other assets	77,010	55,406
Total assets	$ 8,091,518	$ 8,441,526
Liabilities		
Demand deposits	$ 1,064,684	$ 1,124,081
Savings deposits	798,361	684,599
NOW accounts	889,760	945,656
Money market deposits	829,226	854,780
Time deposits	2,196,830	2,558,100
Total deposits	5,778,861	6,167,216
Borrowed funds	1,264,228	1,182,268
Subordinated debt	230,082	228,674
Accrued interest payable	16,843	20,429
Other liabilities	77,529	91,925
Total liabilities	7,367,543	7,690,512
Stockholders' Equity		
Preferred stock, no par value; 1,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; authorized 100,000 shares; issued 61,326 shares outstanding: 2007 - 48,453 shares, 2006 - 50,025 shares	613	613
Additional paid-in capital	207,851	205,044
Retained earnings	844,972	823,787
Accumulated other comprehensive loss, net of tax	(11,727)	(15,288)
Treasury stock, at cost: 2007 - 12,873 shares; 2006 - 11,301 shares	(317,734)	(263,142)
Total stockholders' equity	723,975	751,014
Total liabilities and stockholders' equity	$ 8,091,518	$ 8,441,526

See notes to consolidated financial statements.

FIRST MIDWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Years ended December 31,		
	2007	2006	2005
Interest Income			
Loans	$ 365,370	$ 352,939	$ 266,925
Securities:			
Available-for-sale - taxable	68,822	75,963	68,643
Available-for-sale - nontaxable	36,972	42,219	28,152
Held-to-maturity - taxable	422	429	427
Held-to-maturity - nontaxable	4,288	4,298	2,182
Total interest on securities	110,504	122,909	99,404
Federal funds sold and other short-term investments	1,087	561	371
Total interest income	476,961	476,409	366,700
Interest Expense			
Savings deposits	11,844	5,116	4,025
NOW accounts	14,536	13,102	10,706
Money market deposits	28,469	27,418	13,690
Time deposits	111,418	102,482	58,254
Borrowed funds	55,540	62,974	35,834
Subordinated debt	15,025	13,458	8,341
Total interest expense	236,832	224,550	130,850
Net interest income	240,129	251,859	235,850
Provision for loan losses	7,233	10,229	8,930
Net interest income after provision for loan losses	232,896	241,630	226,920
Noninterest Income			
Service charges on deposit accounts	45,015	40,036	30,199
Trust and investment advisory fees	15,701	14,269	12,593
Other service charges, commissions, and fees	22,183	20,135	17,572
Card-based fees	15,925	13,777	10,207
Corporate owned life insurance income	8,033	7,616	5,163
Security (losses) gains, net	(50,801)	4,269	(3,315)
Other income	4,197	3,181	2,193
Total noninterest income	60,253	103,283	74,612
Noninterest Expense			
Salaries and wages	85,707	80,087	70,849
Retirement and other employee benefits	25,891	26,114	24,330
Net occupancy expense	22,054	20,153	16,618
Equipment expense	10,540	10,227	8,555
Technology and related costs	7,084	6,584	5,677
Professional services	9,034	9,009	8,945
Advertising and promotions	6,293	7,845	5,363
Merchant card expense	6,830	5,800	4,809
Other expenses	25,704	26,796	20,557
Total noninterest expense	199,137	192,615	165,703
Income before income tax expense	94,012	152,298	135,829
Income tax expense	13,853	35,052	34,452
Net income	$ 80,159	$ 117,246	$ 101,377
Per Share Data			
Basic earnings per share	$ 1.63	$ 2.39	$ 2.22
Diluted earnings per share	$ 1.62	$ 2.37	$ 2.21
Weighted-average shares outstanding	49,295	49,102	45,567
Weighted-average diluted shares outstanding	49,622	49,469	45,893

See notes to consolidated financial statements.

FIRST MIDWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands, except per share data)

	Common Shares Out-Standing	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2004	46,065	$ 569	$ 61,918	$ 707,435	$ 10,115	$ (247,999)	$ 532,038
Comprehensive Income:							
Net income	-	-	-	101,377	-	-	101,377
Other comprehensive (loss)	-	-	-	-	(18,399)	-	(18,399)
Total comprehensive income	-						82,978
Dividends declared ($1.015 per share)	-	-	-	(46,237)	-	-	(46,237)
Purchase of treasury stock	(858)	-	-	-	-	(29,996)	(29,996)
Share-based compensation expense	-	-	14	-	-	-	14
Exercise of stock options	177	-	(1,382)	-	-	6,448	5,066
Treasury stock issued to (purchased for) benefit plans	3	-	80	-	-	(5)	75
Other	-	-	130	-	-	-	130
Balance at December 31, 2005	45,387	569	60,760	762,575	(8,284)	(271,552)	544,068
Comprehensive Income:							
Net income	-	-	-	117,246	-	-	117,246
Other comprehensive income	-	-	-	-	1,551	-	1,551
Total comprehensive income							118,797
Adjustment to initially apply SFAS No. 158	-	-	-	-	(8,555)	-	(8,555)
Dividends declared ($1.120 per share)	-	-	-	(56,034)	-	-	(56,034)
Issuance of common stock	4,399	44	143,579	-	-		143,623
Purchase of treasury stock	(24)	-	-	-	-	(844)	(844)
Share-based compensation expense	-	-	3,029	-	-	-	3,029
Exercise of stock options and restricted stock activity	261	-	(2,621)	-	-	9,267	6,646
Treasury stock issued to (purchased for) benefit plans	2	-	85	-	-	(13)	72
Other	-	-	212	-	-	-	212
Balance at December 31, 2006	50,025	613	205,044	823,787	(15,288)	(263,142)	751,014
Cumulative effect for change in accounting for purchase of life insurance policies [(1)]	-	-	-	(209)			(209)
Adjusted balance at January 1, 2007	50,025	613	205,044	823,578	(15,288)	(263,142)	750,805
Comprehensive Income:							
Net income	-	-	-	80,159	-	-	80,159
Other comprehensive income	-	-	-	-	3,561	-	3,561
Total comprehensive income							83,720
Dividends declared ($1.195 per share)	-	-	-	(58,765)	-	-	(58,765)
Purchase of treasury stock	(1,767)	-	-	-	-	(61,733)	(61,733)
Share-based compensation expense	-	-	3,803	-	-	-	3,803
Exercise of stock options and restricted stock activity	199	-	(1,001)	-	-	7,284	6,283
Treasury stock issued to (purchased for) benefit plans	(4)	-	5	-	-	(143)	(138)
Balance at December 31, 2007	48,453	$ 613	$ 207,851	$ 844,972	$ (11,727)	$ (317,734)	$ 723,975

See notes to consolidated financial statements.

(1) For additional details of this adjustment, see Note 2, "Recent Accounting Pronouncements."

FIRST MIDWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Operating Activities			
Net income	$ 80,159	$ 117,246	$ 101,377
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,233	10,229	8,930
Depreciation of premises, furniture, and equipment	11,741	10,995	8,840
Net (accretion) amortization of (discount) premium on securities	(1,520)	(4,186)	6,404
Net losses (gains) on securities	50,801	(4,269)	3,315
Net gains on sales of other real estate owned	(514)	(276)	(101)
Net (gains) losses on sales of premises, furniture, and equipment	(340)	(309)	1
Corporate owned life insurance income	(8,033)	(7,616)	(5,163)
Net pension cost	3,814	5,477	4,709
Tax benefit from exercise of nonqualified stock options	1,201	1,112	972
Share-based compensation expense	4,271	3,585	14
Net (increase) decrease in deferred income taxes	(28,221)	5,459	(951)
Net amortization of other intangibles	4,423	4,038	2,130
Originations and purchases of mortgage loans held for sale	(99,219)	(127,029)	(162,137)
Proceeds from sales of mortgage loans held for sale	103,585	126,570	162,087
Net increase in trading account securities	(2,474)	(2,811)	(2,102)
Net decrease (increase) in accrued interest receivable	5,044	(5,800)	(11,499)
Net (decrease) increase in accrued interest payable	(3,586)	5,788	6,157
Net decrease (increase) in other assets	10,772	3,765	(3,274)
Net (decrease) increase in other liabilities	(17,674)	(27,826)	3,886
Net cash provided by operating activities	121,463	114,142	123,595
Investing Activities			
Securities available-for-sale:			
Proceeds from maturities, repayments, and calls	287,426	463,735	413,074
Proceeds from sales	334,892	327,952	220,094
Purchases	(360,434)	(519,883)	(779,331)
Securities held-to-maturity:			
Proceeds from maturities, repayments, and calls	49,177	68,432	46,544
Purchases	(55,341)	(67,984)	(38,764)
Net decrease (increase) in loans	28,538	(144,043)	(181,494)
Proceeds from claims on corporate owned life insurance	887	718	81
Purchases of corporate owned life insurance	-	(15,000)	-
Proceeds from sales of other real estate owned	5,420	4,889	1,913
Proceeds from sales of premises, furniture, and equipment	1,036	1,059	26
Purchases of premises, furniture, and equipment	(11,588)	(18,807)	(15,209)
Acquisitions, net of cash acquired	-	(220,967)	-
Net cash provided by (used in) investing activities	280,013	(119,899)	(333,066)
Financing Activities			
Net (decrease) increase in deposit accounts	(388,355)	79,403	242,454
Net increase (decrease) in borrowed funds	81,960	(211,860)	76,200
Proceeds from the issuance of subordinated debt	-	99,887	-
Proceeds from the issuance of common stock	-	143,623	-
Purchases of treasury stock	(61,733)	(844)	(29,996)
Cash dividends paid	(58,499)	(53,757)	(44,828)
Exercise of stock options and restricted stock activity	4,721	4,610	4,108
Excess tax benefit related to share-based compensation	361	924	-
Net cash (used in) provided by financing activities	(421,545)	61,986	247,938
Net (decrease) increase in cash and cash equivalents	(20,069)	56,229	38,467
Cash and cash equivalents at beginning of year	214,906	158,677	120,210
Cash and cash equivalents at end of year	$ 194,837	$ 214,906	$ 158,677

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - First Midwest Bancorp, Inc. (the "Company") is a Delaware corporation and bank holding company that was incorporated in 1982, began operations on March 31, 1983, and was formed through an exchange of common stock. The Company is headquartered in Itasca, Illinois and has operations primarily located in Northern Illinois, principally in the suburban metropolitan Chicago area. The Company operates two wholly owned subsidiaries (the "Subsidiaries"): First Midwest Bank (the "Bank") and First Midwest Insurance Company, which is largely inactive. The Company is engaged in commercial and retail banking and offers a comprehensive selection of financial products and services including lending, depository, trust, investment management, insurance, and other related financial services tailored to the needs of its individual, business, institutional, and governmental customers.

Principles of Consolidation - The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions. Assets held in a fiduciary or agency capacity are not assets of the subsidiaries and, accordingly, are not included in the consolidated financial statements.

Basis of Presentation - Certain reclassifications have been made to prior year amounts to conform to the current year presentation. For purposes of the Consolidated Statements of Cash Flows, management has defined cash and cash equivalents to include cash and due from banks, federal funds sold, and other short-term investments. The Company uses the accrual basis of accounting for financial reporting purposes.

Use of Estimates - The accounting and reporting policies of the Company and its subsidiaries conform to U.S. generally accepted accounting principles ("U.S. GAAP") and general practice within the banking industry. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following is a summary of the significant accounting policies adhered to in the preparation of the consolidated financial statements.

Business Combinations - Business combinations are accounted for under the purchase method of accounting. Under the purchase method, net assets of the business acquired are recorded at their estimated fair value as of the date of acquisition, with any excess of the cost of the acquisition over the fair value of the net tangible and identifiable intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the Consolidated Statements of Income from the effective date of acquisition.

Securities - Securities are classified as held-to-maturity, available-for-sale, or trading at the time of purchase. Securities classified as held-to-maturity, which management has the positive intent and ability to hold to maturity, are stated at cost and adjusted for amortization of premiums and accretion of discounts.

Trading securities held by the Company represent diversified investment securities held in a grantor trust ("rabbi trust") under deferred compensation arrangements in which plan participants may direct amounts earned to be invested in securities other than Company stock. Pursuant to Emerging Issues Task Force Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*, the accounts of the rabbi trust are consolidated with the accounts of the Company in its financial statements. Trading securities are reported at fair value, with unrealized gains and losses included in noninterest income. The corresponding deferred compensation obligation is also reported at fair value, with unrealized gains and losses recognized as a component of compensation expense. Other than the securities held in the rabbi trust, the Company does not carry securities for trading purposes.

All other securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related deferred income taxes, recorded in stockholders' equity as a separate component of other comprehensive income.

The historical cost of debt securities is adjusted for amortization of premiums and accretion of discounts over the estimated life of the security, using the level-yield method. In determining the estimated life of a mortgage-backed security, certain judgments are required as to the timing and amount of future principal prepayments. These judgments are made based on the actual performance of the underlying security and the general market consensus regarding changes in mortgage interest rates and underlying prepayment estimates. Amortization of premium and accretion of discount are included in interest income from the related security.

Purchases and sales of securities are recognized on a trade date basis. Realized security gains or losses are reported in security gains (losses), net in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. On a quarterly basis, the Company makes an assessment to determine whether there have been any events or circumstances to indicate that a security for which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities for which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss and included in security gains (losses), net.

Loans - Loans are carried at the principal amount outstanding, including certain net deferred loan origination fees. Residential real estate mortgage loans held for sale are carried at the lower of aggregate cost or market value. Interest income on loans is accrued based on principal amounts outstanding. Loan and lease origination fees, fees for commitments that are expected to be exercised, and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans or commitments as a yield adjustment. Fees related to standby letters of credit, whose ultimate exercise is remote, are amortized into fee income over the estimated life of the commitment. Other credit-related fees are recognized as fee income when earned.

Nonaccrual loans - Generally, commercial loans and loans secured by real estate (including impaired loans) are designated as nonaccrual: (a) when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is sufficiently collateralized such that full repayment of both principal and interest is expected and is in the process of collection; or (b) when an individual analysis of a borrower's creditworthiness indicates a credit should be placed on nonaccrual status. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the reserve for loan losses. Future interest income may only be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when the financial position of the borrower and other relevant factors indicate there is no longer doubt as to such collectibility.

Commercial loans and loans secured by real estate are generally charged-off when deemed uncollectible. A loss is recorded at that time if the net realizable value can be quantified and it is less than the associated principal interest. Consumer loans are subject to mandatory charge-off at a specified delinquency date and are usually not classified as nonaccrual prior to being charged-off. Closed-end consumer loans, which include installment, automobile, and single payment loans are generally charged-off in full no later than the end of the month in which the loan becomes 120 days past due.

Impaired Loans - A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for loss accrual. All loans subject to evaluation and considered to be impaired are included in nonperforming assets.

Restructured Loans - In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loans in the calendar years subsequent to the restructuring if they are in compliance with modified terms. Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms.

Reserve for Loan Losses - The reserve for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. The reserve takes into consideration such factors as changes in the nature, volume, size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic conditions that affect the borrower's ability to pay and other pertinent factors. Determination of the reserve is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Credit exposures deemed to be uncollectible are charged-off against the reserve, while recoveries of amounts previously charged-off are credited to the reserve. Additions to the reserve for loan losses are charged to operating expense through the provision for loan losses. The amount charged to operating expense in any given year is dependent upon a number of factors including historic loan growth and changes in the composition of the loan portfolio, net charge-off levels, and the Company's assessment of the reserve for loan losses based on the methodology discussed below.

The reserve for loan losses consists of three components calculated based on estimations performed pursuant to the requirements of the Financial Accounting Standards Board ("FASB") Statement No. 5, *Accounting for Contingencies*, and FASB Statements Nos. 114 and 118, *Accounting by Creditors for Impairment of a Loan*. The reserve for loan losses consists of: (i) specific reserves established for expected losses on individual loans for which the recorded investment in the loan exceeds the value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates.

The specific reserves component of the reserve for loan losses is based on a regular analysis of impaired loans exceeding a fixed dollar amount where the internal credit rating is at or below a predetermined classification. A loan is considered impaired when it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. Loans subject to impairment valuation are defined as nonaccrual and restructured loans exclusive of smaller homogeneous loans such as home equity, installment, and 1-4 family residential loans. Impairment is measured by estimating the fair value of the loan based on the present value of expected future cash flows, discounted at the loan's initial effective interest rate or the fair value of the underlying collateral less costs to sell, if repayment of the loan is collateral-dependent. If the estimated fair value of the loan is less than the recorded book value, a valuation reserve is established as a component of the reserve for loan losses.

The component of the reserve for loan losses based on historical loan loss experience is determined statistically using a loss migration analysis that examines loss experience and the related internal grading of loans charged-off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience.

The final component of the reserve for loan losses reflects management's general estimate of probable inherent, but undetected, losses within the portfolio. The general component of the reserve for loan losses is determined based on the Company's assessment of economic conditions such as levels of unemployment and bankruptcy trends. The Company also assesses other risk factors such as changes in the characteristics of the loan portfolio, underwriting policies, and delinquency and charge-off trends. The general reserve is determined by applying estimated loss factors to the credit exposures from outstanding loans due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, this component includes a portion that explicitly accounts for the inherent imprecision in loan loss migration models. Because the general component of the reserve considers risk factors that may not have manifested themselves in the Company's historical loss experience, it involves a high degree of judgment in its determination.

Foreclosed Real Estate - Foreclosed real estate includes properties acquired in partial or total satisfaction of certain loans and is included in other assets in the accompanying Consolidated Statements of Condition. Properties are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the fair value, which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Any write-downs in the carrying value of a property at the time of acquisition are charged against the reserve for loan losses. Management periodically reviews the carrying value of foreclosed real estate properties. Any write-downs of the properties subsequent to acquisition, as well as gains or losses on disposition and income or expense from the operations of foreclosed real estate, are recognized in operating results in the period they are realized. Foreclosed real estate totaled $6.1 million at December 31, 2007 and $2.7 million at December 31, 2006.

Depreciable Assets - Premises, furniture and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the lease term. Rates of depreciation are generally based on the following useful lives: buildings, 25 to 40 years; building improvements, typically 3 to 15 years but longer under limited circumstances; and furniture and equipment, 3 to 10 years. Gains on dispositions are included in other income, and losses on dispositions are included in other expense on the Consolidated Statements of Income. Maintenance and repairs are charged to operating expenses as incurred, while improvements that extend the useful life of assets are capitalized and depreciated over the estimated remaining life.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other noninterest expense on the Consolidated Statements of Income.

Corporate Owned Life Insurance ("COLI") - COLI represents life insurance policies on the lives of certain Company officers for which the Company is the beneficiary. These policies are recorded as an asset on the Consolidated Statements of Condition at their cash surrender value, or the amount that could be realized currently. The change in cash surrender value and insurance proceeds received are recorded as COLI income on the Consolidated Statements of Income in noninterest income.

Goodwill and Other Intangibles - Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is tested at least annually for impairment using the market capitalization valuation method, or more often if events or circumstances indicate that there may be impairment. Identified intangible assets that have a finite useful life are amortized over that life in a manner that reflects the estimated decline in the economic value of the identified intangible asset. Identified intangible assets that have a finite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and, when appropriate, the amortization period is also reduced. Unamortized intangible assets associated with disposed assets are included in the determination of gain or loss on the sale of the disposed assets. All of the Company's other intangible assets have finite lives and are amortized over varying periods not exceeding 11.8 years.

Trust Assets and Assets Under Management - Assets held in fiduciary or agency capacity for customers are not included in the consolidated financial statements as they are not assets of the Company or its subsidiaries. Fee income is recognized on an accrual basis for financial reporting purposes and is included as a component of noninterest income.

Advertising Costs - All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Derivative Financial Instruments - In the ordinary course of business, the Company enters into derivative transactions as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. All derivative instruments are recorded at fair value as either other assets or other liabilities. Subsequent changes in a derivative's fair value are recognized in earnings unless specific hedge accounting criteria are met.

On the date the Company enters into a derivative contract, it designates the derivative instrument as either a fair value hedge, cash flow hedge, or as a freestanding derivative instrument. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered to be fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows to be received or paid related to an asset or liability or other types of forecasted transactions are considered to be cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

For derivative instruments that are designated and qualify as a fair value hedge and are effective, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income. The unrealized gain or loss is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings (for example, when a hedged item is terminated or redesignated). For all hedge relationships, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in current earnings during the period of change.

At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged item and whether they are expected to be highly effective in the future. If a derivative instrument designated as a hedge is terminated or ceases to be highly effective, hedge accounting is discontinued prospectively and the gain or loss is amortized to earnings over the remaining life of the hedged asset or liability (fair value hedge) or over the same period(s) that the forecasted hedged transactions impact earnings (cash flow hedge). If the hedged item is disposed of, or the forecasted transaction is no longer probable, any fair value adjustments are included in the gain or loss from the disposition of the hedged item. In the case of a forecasted transaction that is no longer probable, the gain or loss is included in earnings immediately.

Income Taxes - The Company files income tax returns in the U.S. federal jurisdiction and in Illinois, Indiana, and Iowa. First Midwest Insurance Company files a separate federal corporate income tax return. The provision for income taxes is based on income in the financial statements, rather than amounts reported on the Company's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established for any deferred tax asset for which recovery or settlement is unlikely. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Earnings Per Share ("EPS") - Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The basic EPS computation excludes the dilutive effect of all common stock equivalents. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding plus all potential common shares. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company's potential common shares represent shares issuable under its long-term incentive compensation plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

Treasury Stock - Treasury stock acquired is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Condition. Treasury stock issued is valued based on the "last in, first out" inventory method. The difference between the consideration received upon issuance and the carrying value is charged or credited to additional paid-in capital.

Share-Based Compensation - Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123R") using the modified prospective transition method. Under this transition method, compensation cost is recognized in the financial statements beginning January 1, 2006, based on the requirements of SFAS No. 123R for all share-based payments granted after that date and based on the requirements of SFAS No. 123 for all unvested awards granted prior to 2006. Share-based compensation expense is included in "salaries and wages" in the Consolidated Statements of Income. Results for prior periods have not been restated.

Prior to 2006, the Company's share-based compensation plans had been accounted for based on the intrinsic value method set forth in Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. Under APB 25, generally no compensation expense was recognized, as the exercise price of the Company's stock options was equal to the fair market value of its common stock on the date of the grant.

For additional details on the Company's share-based compensation plans, refer to Note 18, "Share-Based Compensation."

Comprehensive Income - Comprehensive income is the total of reported net income and all other revenues, expenses, gains, and losses that bypass reported net income under U.S. GAAP. The Company includes the following items, net of tax, in other comprehensive income in the Consolidated Statements of Changes in Stockholders' Equity: changes in unrealized gains or losses on securities available-for-sale, changes in the fair value of derivatives designated under cash flow hedges, and changes in the funded status of the Company's pension plan.

Segment Disclosures - Operating segments are components of a business that (i) engages in business activities from which it may earn revenues and incur expenses; (ii) has operating results that are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (iii) for which discrete financial information is available. The Company's chief operating decision maker evaluates the operations of the Company as one operating segment, commercial banking. Due to the materiality of the commercial banking operation to the Company's financial condition and results of operations, taken as a whole, separate segment disclosures are not required. The Company offers the following products and services to external customers: deposits, loans, and trust services. Revenues for each of these products and services are disclosed separately in the Consolidated Statements of Income.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Defined Benefit Pension Plans: Effective December 31, 2006, the Company adopted FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS No. 158"), that requires companies to recognize the funded status of their defined benefit pension and postretirement plans as an asset or liability on the balance sheet rather than being disclosed in the notes to the financial statements. Actuarial gains and losses and prior service costs and credits that arise subsequent to the effective date are recognized, net of tax, as a component of other comprehensive income and continue to be amortized into earnings in future periods as a component of net periodic benefit cost. The requirement to recognize the funded status in the balance sheet was effective for fiscal years ending after December 15, 2006. In addition, SAFS No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement is not effective until fiscal years ending after December 15, 2008. Since the Company already uses its December 31st fiscal year end as its measurement date, it adopted both the balance sheet recognition requirement and the measurement date requirement of SFAS No. 158 on December 31, 2006. The adoption of SFAS No. 158 as of December 31, 2006 resulted in the recognition of the funded status of the Company's pension plan as a liability and the recognition of unrecognized actuarial gains (losses) and prior service costs totaling $8.6 million, net of taxes, as a decrease to accumulated other comprehensive income. Refer to Note 17, "Employee Benefit Plans," for the Company's disclosure of its defined benefit pension plan.

Accounting for Uncertainty in Income Taxes: Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"), which prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The cumulative-effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations.

The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company's financial position, results of operations, or liquidity. However, FIN 48 is expected to create greater volatility in the Company's effective tax rate in future periods. At adoption on January 1, 2007, the Company had $7.7 million in unrecognized tax benefits related to uncertain tax positions. Of this amount, $5.3 million would favorably affect the Company's effective tax rate if recognized in future periods. In addition to the unrecognized tax benefit, interest related to the uncertain tax positions totaled $601,000 on January 1, 2007. The Company recognizes this accrued interest in income tax expense. There were no material changes to unrecognized tax benefits during the year ended December 31, 2007. Refer to Note 16, "Income Taxes," for the Company's income tax disclosure.

Accounting for Servicing of Financial Assets: Effective January 1, 2007, the Company adopted SFAS No. 156, *Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140*, which requires entities to separately recognize a servicing asset or liability whenever it undertakes an obligation to service financial assets and also requires all separately recognized servicing assets or liabilities to be initially measured at fair value. In addition, this standard permits entities to choose between two alternatives, the amortization method or the fair value measurement method, for the subsequent measurement of each class of separately recognized servicing assets and liabilities. Upon adoption on January 1, 2007, the Company elected fair value as the measurement method for residential real estate mortgage servicing rights. The adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity. Refer to Note 5, "Securitizations and Mortgage Servicing Rights," for additional information regarding the Company's servicing assets.

Accounting for Purchases of Life Insurance: Effective January 1, 2007, the Company adopted the Emerging Issues Task Force ("EITF") Issue 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4,* which explains how to determine the amount that can be realized from a life insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. In addition, the cash surrender value should not be discounted when contractual limitations on the ability to surrender a policy exist. EITF 06-5 also requires that fixed amounts that are recoverable by the policyholder in future periods over one year from the surrender of the policy be recognized at their present value. Upon adoption on January 1, 2007, the Company recorded a $209,000 reduction to beginning retained earnings as a cumulative-effect adjustment for the change in accounting principle.

Accounting for Certain Hybrid Financial Instruments: Effective January 1, 2007, the Company adopted SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS Nos. 133 and 140,* which simplifies the accounting for certain derivatives embedded in other financial instruments (hybrid financial instruments) by permitting, but not requiring, these hybrid financial instruments to be carried at fair value. This statement also establishes a requirement to evaluate interests in securitized financial assets, including collateralized mortgage obligations and mortgage-backed securities, to identify embedded derivatives that would need to be accounted for separately from the financial asset.

In January 2007, the FASB issued Derivatives Implementation Group Issue No. B40 ("DIG B40") addressing application of SFAS No. 155 to collateralized mortgage obligations and mortgage-backed securities, exempting those that are pre-payable and purchased at a discount after the adoption of SFAS No. 155 from the bifurcation rules. The adoption of SFAS No. 155 and the clarifying guidance under DIG B40 on January 1, 2007 did not have a material impact on the Company's financial position, results of operations, or liquidity.

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which, upon adoption, will replace various definitions of fair value in existing accounting literature with a single definition, will establish a framework for measuring fair value, and will require additional disclosures about fair value measurements. The statement clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the most advantageous market available to the entity and emphasizes that fair value is a market-based measurement and should be based on the assumptions market participants would use. The statement also creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. The statement does not expand the use of fair value to any new circumstances. The statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 on January 1, 2008 did not have a material impact on the Company's financial position, results of operations, or liquidity.

Fair Value Option: In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities*, that permits entities to irrevocably elect fair value to account for certain financial assets and financial liabilities, with the changes in fair value recognized in earnings as they occur. The main objectives of this statement are to (i) mitigate problems in determining reported earnings because some assets and liabilities are recorded at fair value while others are reported at cost; (ii) enable entities to reduce volatility by allowing entities that are ineligible for hedge accounting to mark the other side of the hedging transaction to market and thus create an accounting offset; (iii) make U.S. accounting standards more consistent with international standards; and (iv) expand the use of fair value measurement, particularly for financial instruments. The impact of the initial adoption for assets and liabilities recorded before the effective date of this statement would be accounted for as a cumulative-effect adjustment to retained earnings. This statement requires entities to provide additional information that would help others understand how changes in fair values affect current-period earnings. Related fair value information is still required to be disclosed by existing accounting standards. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of this statement on January 1, 2008 did not have a material impact on the Company's financial position, results of operations, or liquidity.

Endorsement Split-Dollar Life Insurance Arrangements: In September 2006, the FASB ratified the EITF consensus on EITF Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* ("EITF 06-4"). The EITF is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. Therefore, the provisions of EITF 06-4 would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee's active service period with an employer. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The effect of initially applying the guidance would be accounted for as a cumulative-effect adjustment to beginning retained earnings with the option of retrospective application. The adoption of EITF 06-4 on January 1, 2008 did not impact the Company's financial position, results of operations, or liquidity.

Business Combinations: In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R replaces the current standard on business combinations and will significantly change the accounting for and reporting of business combinations in consolidated financial statements. This statement requires an entity to measure the business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. The statement will also result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, the statement will result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008.

3. SECURITIES

Securities Portfolio
(Dollar amounts in thousands)

	December 31,							
	2007				2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Securities Available-for-Sale								
U.S. Treasury	$ 1,027	$ 2	$ (1)	$ 1,028	$ 3,017	$ -	$ (2)	$ 3,015
U.S. Agency	41,895	597	-	42,492	66,796	209	(46)	66,959
Collateralized mortgage obligations	534,688	2,333	(2,221)	534,800	756,890	948	(12,511)	745,327
Other mortgage-backed	417,532	5,116	(2,328)	420,320	407,198	2,887	(6,313)	403,772
State and municipal	961,638	7,728	(2,531)	966,835	1,007,761	9,917	(5,562)	1,012,116
Collateralized debt obligations	95,584	-	(13,954)	81,630	132,789	664	(7)	133,446
Other	90,062	34	(2,388)	87,708	79,267	115	(1,343)	78,039
Total	$ 2,142,426	$ 15,810	$ (23,423)	$ 2,134,813	$ 2,453,718	$ 14,740	$ (25,784)	$ 2,442,674
Securities Held to Maturity								
State and municipal	$ 97,671	$ 260	$ -	$ 97,931	$ 91,380	$ 227	$ (5)	$ 91,602
Trading Securities				$ 18,352				$ 15,878

Other available-for-sale securities include Federal Reserve Bank ("FRB") stock, Federal Home Loan Bank ("FHLB") stock, corporate bonds, and other miscellaneous marketable equity securities. The Company is required to hold the FRB and FHLB stock for regulatory purposes and for borrowing availability, and they are carried at cost. The investment in FRB stock is based on the capital structure of the Bank, and the investment in FHLB stock is tied to the borrowings level. These securities are "restricted" in that they can only be sold back to the respective institutions or another member institution at par value. At December 31, 2007, investments in FRB and FHLB stock totaled $57.8 million.

Trading securities held by the Company represent diversified investment securities held in a grantor trust under deferred compensation arrangements in which plan participants may direct amounts earned to be invested in securities other than Company stock. Net trading gains, representing appreciation in the portfolio, included in other noninterest income in the Consolidated Statements of Income totaled $1.1 million in 2007, $561,000 in 2006, and $92,000 in 2005.

The carrying value of securities available-for-sale, securities held-to-maturity, and securities purchased under agreements to resell, which were pledged to secure deposits and for other purposes as permitted or required by law, totaled $1.8 billion at December 31, 2007 and $1.7 billion at December 31, 2006.

Excluding securities issued or backed by the U.S. Government and its agencies and U.S. Government-sponsored enterprises, there were no investments in securities from one issuer that exceeded 10% of consolidated stockholders' equity on December 31, 2007 or 2006.

The following table presents the aggregate amount of unrealized losses and the aggregate related fair values of securities with unrealized losses as of December 31, 2007 and 2006. The securities presented are grouped according to the time periods during which the securities have been in a continuous unrealized loss position.

Securities In an Unrealized Loss Position
(Dollar amounts in thousands)

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 31, 2007						
U.S. Treasury	$ 551	$ 1	$ -	$ -	$ 551	$ 1
Collateralized mortgage obligations	38,739	169	242,894	2,052	281,633	2,221
Other mortgage-backed securities	3,598	9	166,164	2,319	169,762	2,328
State and municipal	80,944	779	230,120	1,752	311,064	2,531
Collateralized debt obligations	65,879	12,874	5,670	1,080	71,549	13,954
Other	973	27	7,945	2,361	8,918	2,388
Total	$ 190,684	$ 13,859	$ 652,793	$ 9,564	$ 843,477	$ 23,423
As of December 31, 2006						
U.S. Treasury	$ 3,015	$ 2	$ -	$ -	$ 3,015	$ 2
U.S. Agency	4,922	1	9,908	45	14,830	46
Collateralized mortgage obligations	35,337	24	609,887	12,487	645,224	12,511
Other mortgage-backed securities	20,076	323	237,045	5,990	257,121	6,313
State and municipal	204,069	2,313	281,312	3,254	485,381	5,567
Collateralized debt obligations	6,743	7	-	-	6,743	7
Other	-	-	9,650	1,343	9,650	1,343
Total	$ 274,162	$ 2,670	$ 1,147,802	$ 23,119	$ 1,421,964	$ 25,789

The unrealized losses on the Company's investment in U.S. Treasury securities, collateralized mortgage obligations, and other mortgage-backed securities were caused by increases in interest rates. These types of investments are either backed by U.S. Government-owned agencies or issued by U.S. Government-sponsored enterprises. Accordingly, the Company believes the credit risk embedded in these securities to be inherently nonexistent. The unrealized losses in the Company's investment in state and municipal securities all relate to securities with investment grade ratings and were caused not by credit risk, but by interest rate increases. The unrealized loss on collateralized debt obligations was $14.0 million as of December 31, 2007 and was caused by the financial markets short-term negative bias towards financial stocks. The unrealized losses in the Company's investment in other securities consist of unrealized losses on corporate bonds and equity securities and relate to temporary movements in the financial markets.

Since the declines in market value on the Company's securities are not attributable to credit quality, but rather to changes in interest rates and temporary market movements, and because the Company has both the intent and ability to hold these securities until a recovery of fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Remaining Contractual Maturity of Securities
(Dollar amounts in thousands)

	December 31, 2007			
	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
One year or less	$ 142,623	$ 141,278	$ 36,713	$ 36,811
One year to five years	139,938	138,618	20,697	20,752
Five years to ten years	365,338	361,892	16,815	16,860
After ten years	462,245	457,885	23,446	23,508
Collateralized mortgage obligations	534,688	534,800	-	-
Other mortgage-backed securities	417,532	420,320	-	-
Equity securities	80,062	80,020	-	-
Total	$ 2,142,426	$ 2,134,813	$ 97,671	$ 97,931

Security Gains (Losses)
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Proceeds from sales	$ 334,892	$ 327,952	$ 220,094
Gross realized gains	$ 4,619	$ 4,774	$ 3,560
Gross realized losses	(55,420)	(505)	(6,875)
Net realized (losses) gains	$ (50,801)	$ 4,269	$ (3,315)
Income tax (benefit) expense on net realized (losses) gains	$ (19,812)	$ 1,666	$ (1,293)

In the fourth quarter of 2007, the Company determined that six asset-backed collateralized debt obligations ("CDOs") with a book value of $60.2 million and a fair value of $10.1 million were impaired. In light of the severity in decline of the value during 2007 and the Company's inability to forecast the near-term recovery of the value of the investment, the Company recorded a $50.1 million non-cash other-than-temporary impairment charge related to these securities, which is included in the $55.4 million gross realized losses for 2007.

For additional details of the securities available-for-sale portfolio and the related impact of unrealized gains (losses) thereon, see Note 15, "Comprehensive Income."

4. LOANS

Loan Portfolio
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Commercial and industrial	$ 1,347,481	$ 1,413,263
Agricultural	181,358	158,305
Real estate - commercial	1,982,011	1,972,985
Real estate - construction	668,340	597,151
Consumer	563,741	651,776
Real estate - 1-4 family	220,741	215,464
Total loans	$ 4,963,672	$ 5,008,944

Total loans reported are net of deferred loan fees of $8.8 million at December 31, 2007 and $8.0 million at December 31, 2006 and include overdrawn demand deposits totaling $11.0 million at December 31, 2007 and $6.9 million at December 31, 2006.

The Company primarily lends to small to mid-sized businesses and consumers in the market areas in which the Company operates. Within these areas, the Company diversifies its loan portfolio by loan type, industry, and borrower. The Company believes that such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries. As of December 31, 2007 and 2006, there were no significant loan concentrations with any single borrower, industry, or geographic segment.

It is the Company's policy to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral to obtain prior to making a loan. In the event of borrower default, the Company seeks recovery in compliance with state lending laws and the Company's lending standards and credit monitoring procedures.

Book Value of Loans Pledged
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Loans pledged to secure:		
Deposits	$ 55,016	$ 27,988
Federal Home Loan Bank advances	701,177	648,400
Total	$ 756,193	$ 676,388

5. SECURITIZATIONS AND MORTGAGE SERVICING RIGHTS

In 2006, the Company securitized $106.0 million of real estate 1-4 family loans, converting the loans into mortgage-backed securities issued through the Federal Home Loan Mortgage Corporation. Accordingly, the securitized amounts from the transaction were reclassified from loans to securities available-for-sale. The Company retained servicing responsibilities for the mortgages supporting these securities and collects servicing fees equal to a percentage of the outstanding principal balance of the loans being serviced. The Company also services loans from prior securitizations and services loans for which the servicing was acquired as part of a 2006 bank acquisition. Mortgage loans serviced for and owned by third parties are not included in the Consolidated Statements of Condition. The unpaid principal balance of these loans totaled $161.6 million as of December 31,

2007 and $193.9 million as of December 31, 2006. The Company has no recourse for credit losses on the loans securitized in 2006 or the loans previously serviced by the acquired bank but retains limited recourse, through November 30, 2011, for credit losses on $13.3 million of loans securitized during 2004. The dollar amount of the potential recourse to the Company is capped at $2.2 million based on a certain percentage of the initial balance of the loans for which recourse exists. The liability for the expected costs related to this recourse agreement totaled $148,000 as of December 31, 2007 and December 31, 2006.

Carrying Value of Mortgage Servicing Rights
(Dollar amounts in thousands)

	Years Ended December 31,		
	2007	2006	2005
Balance at beginning of year	$ 2,613	$ 638	$ 798
New servicing assets	-	1,424	-
Servicing assets of acquired bank	-	884	-
Changes in fair value:			
Due to changes in valuation inputs and assumptions [1]	(345)	-	-
Other changes in fair value [2]	(391)	-	-
Amortization	-	(333)	(160)
Balance at end of year	$ 1,877	$ 2,613	$ 638
Contractual servicing fee earned during the period	$ 475	$ 387	$ 189

(1) Principally reflects changes in prepayment speed assumptions.

(2) Primarily represents changes in expected cash flows over time due to payoffs and paydowns.

Prior to January 1, 2007, all mortgage servicing rights retained by the Company in a sale or securitization of loans were reported at the lower of amortized cost or fair value. Mortgage servicing rights were initially capitalized based on allocating the previous carrying amount of the assets sold or securitized between the assets sold and the retained interests based on their fair values on the date of sale or securitization. On a quarterly basis, the Company evaluated its capitalized mortgage servicing rights for impairment based on their current fair value and determined no impairment existed.

Effective January 1, 2007, the Company adopted the provisions of SFAS No. 156 and elected to apply the fair value measurement method to account for its pre-existing mortgage servicing assets. Upon adoption, there was no cumulative-effect adjustment recognized in retained earnings, as the carrying value of mortgage servicing rights approximated its fair value. Under the fair value method, the Company initially records any mortgage servicing rights acquired after adoption of SFAS No. 156 at their estimated fair value in other assets in the Consolidated Statements of Condition. Fair value is subsequently determined by estimating the present value of the future cash flows associated with the mortgage loans serviced. Key economic assumptions used in measuring the fair value of mortgage servicing rights at December 31, 2007 included a weighted-average prepayment speed of 15.5% and a weighted-average discount rate of 11.6%. The Company uses market-based data for assumptions related to the valuation of mortgage servicing rights. The net loss recognized due to the change in fair value of mortgage servicing rights totaled $736,000 for 2007. Both the net impact of changes in the fair value of mortgage servicing rights and contractual servicing fees are reported in other service charges, commissions, and fees in the Company's Consolidated Statements of Income.

6. RESERVE FOR LOAN LOSSES AND IMPAIRED LOANS

Reserve For Loan Losses
(Dollar amounts in thousands)

	Years Ended December 31,		
	2007	2006	2005
Balance at beginning of year	$ 62,370	$ 56,393	$ 56,718
Loans charged-off	(10,066)	(12,303)	(10,961)
Recoveries of loans previously charged-off	2,263	2,116	1,706
Net loans charged-off	(7,803)	(10,187)	(9,255)
Provision for loan losses	7,233	10,229	8,930
Reserve of acquired bank	-	5,935	-
Balance at end of year	$ 61,800	$ 62,370	$ 56,393

A portion of the Company's reserve for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming assets.

Impaired, Nonaccrual, and Past Due Loans
(Dollar amounts in thousands)

	December 31,	
	2007	2006
Impaired loans:		
Impaired loans with valuation reserve required [1]	$ 3,470	$ 5,103
Impaired loans with no valuation reserve required	11,878	7,601
Total impaired loans	$ 15,348	$ 12,704

	December 31,	
	2007	2006
Nonperforming loans:		
Impaired loans on nonaccrual	$ 15,068	$ 5,103
Other nonaccrual loans [2]	3,379	11,106
Total nonaccrual loans	18,447	16,209
Restructured loans	280	-
Total nonperforming loans	$ 18,727	$ 16,209
Loans past due 90 days and still accruing interest	$ 21,149	$ 12,810

(1) These impaired loans require a valuation reserve because the value of the loans is less than the recorded investment in the loans.

(2) These loans are not considered for impairment since they are part of a small balance, homogeneous portfolio.

Impaired Loans
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Valuation reserve related to impaired loans	$ 1,757	$ 3,594	$ 2,727
Average impaired loans	$ 12,762	$ 12,842	$ 12,490
Interest income recognized on impaired loans [1]	$ 313	$ 120	$ 159

(1) Interest income recognized on impaired loans is recorded using the cash basis of accounting.

7. PREMISES, FURNITURE, AND EQUIPMENT

Premises, Furniture, and Equipment
(Dollar amounts in thousands)

	December 31,	
	2007	2006
Land	$ 42,749	$ 42,428
Premises	129,397	123,273
Furniture and equipment	81,863	79,566
Total cost	254,009	245,267
Accumulated depreciation	(128,181)	(118,590)
Net book value	$ 125,828	$ 126,677

Depreciation expense on premises, furniture, and equipment totaled $11.7 million in 2007, $11.0 million in 2006, and $8.8 million in 2005.

At December 31, 2007, the Company was obligated under certain noncancelable operating leases for premises and equipment, which expire at various dates through the year 2019. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices. The following summary reflects the future minimum rental payments, by year, required under operating leases that, as of December 31, 2007, have initial or remaining noncancelable lease terms in excess of one year.

Operating Leases
(Dollar amounts in thousands)

	Total
Year ending December 31,	
2008	$ 2,792
2009	2,491
2010	2,395
2011	2,254
2012	2,198
2013 and thereafter	6,883
Total minimum lease payments	$ 19,013

Rental expense charged to operations amounted to $3.4 million in 2007, $3.2 million in 2006, and $2.6 million in 2005, including amounts paid under short-term cancelable leases. Occupancy expense has been reduced by rental income from premises leased to others in the amount of $511,000 in 2007, $473,000 in 2006, and $294,000 in 2005.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the Carrying Amount of Goodwill
(Dollar amounts in thousands)

	Years ended December 31, 2007	2006
Balance at beginning of year	$ 262,195	$ 85,962
Goodwill acquired	-	176,233
Balance at end of year	$ 262,195	$ 262,195

Goodwill is not amortized but is subject to impairment tests on at least an annual basis. The Company's annual goodwill impairment test was performed as of October 1, 2007, and it was determined no impairment existed as of that date.

The Company has other intangible assets capitalized on its Consolidated Statements of Condition in the form of core deposit premiums. These intangible assets are being amortized over their estimated useful lives, which range from less than 1 year to 11.8 years. The Company reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Other Intangible Assets
(Dollar amounts in thousands)

	December 31, 2007	2006
Core deposit intangibles, gross	$ 38,300	$ 38,300
Accumulated amortization	(12,260)	(7,837)
Core deposit intangibles, net	$ 26,040	$ 30,463
Weighted-average remaining life (in years)	7.4	8.3

Amortization expense totaled $4.4 million in 2007, $4.0 million in 2006, and $2.1 million in 2005.

Scheduled Amortization of Other Intangible Assets
(Dollar amounts in thousands)

	Total
Year ending December 31,	
2008	$ 4,378
2009	3,913
2010	3,913
2011	3,144
2012	2,533
2013 and thereafter	8,159
Total	$ 26,040

9. DEPOSITS

Summary of Deposits
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Demand deposits	$ 1,064,684	$ 1,124,081
Savings deposits	798,361	684,599
NOW accounts	889,760	945,656
Money market deposits	829,226	854,780
Time deposits less than $100,000	1,424,690	1,759,158
Time deposits of $100,000 or more	772,140	798,942
Total deposits	$ 5,778,861	$ 6,167,216

Scheduled Maturities of Time Deposits
(Dollar amounts in thousands)

	Total
Year ending December 31,	
2008	$ 1,933,341
2009	179,235
2010	55,083
2011	14,614
2012	14,472
2013 and thereafter	85
Total	$ 2,196,830

10. BORROWED FUNDS

Summary of Borrowed Funds
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Securities sold under agreements to repurchase	$ 364,164	$ 477,908
Federal funds purchased	301,000	134,700
Federal Home Loan Bank advances	599,064	569,660
Total borrowed funds	$ 1,264,228	$ 1,182,268

Securities sold under agreements to repurchase and federal funds purchased generally mature within 1 to 90 days from the transaction date. Securities sold under agreements to repurchase are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the Consolidated Statements of Condition. Repurchase agreements are secured by U.S. Treasury and U.S. Agency securities and, if required, are held in third party pledge accounts. The securities underlying the agreements remain in the respective asset accounts. As of December 31, 2007, the Company did not have amounts at risk under repurchase agreements with any individual counterparty or group of counterparties that exceeded 10% of stockholders' equity.

The Bank is a member of the Federal Home Loan Bank ("FHLB") and has access to term financing from the FHLB. These advances are secured by qualifying residential and multi-family mortgages, home equity loans, and state and municipal and mortgage-related securities. At December 31, 2007, all advances from the FHLB are fixed rate with interest payable monthly.

Maturity and Rate Schedule for FHLB Advances
(Dollar amounts in thousands)

	December 31, 2007		December 31, 2006	
Maturity	Advance Amount	Rate (%)	Advance Amount	Rate (%)
January 2, 2007	$ -	-	$ 240,000	5.25
January 5, 2007	-	-	130,000	5.25
January 2, 2008	125,000	4.34	-	-
January 8, 2007	-	-	185,000	5.23
January 14, 2008	50,000	5.18	-	-
January 15, 2008 (1)	-	-	10,346	4.78
February 19, 2008	30,000	5.20	-	-
March 10, 2008	70,000	4.98	-	-
May 28, 2008	3,000	2.77	3,000	2.77
August 15, 2008	100,000	5.05	-	-
August 18, 2008	50,000	4.96	-	-
August 18, 2008	35,000	4.81	-	-
February 17, 2009	35,000	4.73	-	-
November 5, 2009	50,000	4.30	-	-
December 4, 2009	50,000	3.79	-	-
June 15, 2010	1,064	6.05	1,314	6.30
	$ 599,064	4.69	$ 569,660	5.22

(1) Callable quarterly, in whole or in part, at the discretion of the Federal Home Loan Bank of Chicago.

None of the Company's borrowings have any related compensating balance requirements that restrict the use of Company assets.

Exclusive of the Federal Reserve Bank's primary credit program, the Company had unused short-term credit lines available for use of $1.2 billion at December 31, 2007 and $1.5 billion at December 31, 2006. Unused lines as of December 31, 2007 include a $70.0 million short-term line of credit with another financial institution and $1.1 billion in available federal funds lines. The availability of the federal funds lines is subject to the liquidity position of other banks.

11. SUBORDINATED DEBT

Subordinated Debt
(Dollar amounts in thousands)

	December 31,	
	2007	2006
6.95% junior subordinated debentures due 2033 (1)	$ 130,174	$ 128,778
5.85% subordinated debt due 2016 (2)	99,908	99,896
Total subordinated debt	$. 230,082	$ 228,674

(1) Included in the carrying value are unaccreted discounts of $130,000 as of December 31, 2007 and $135,000 as of December 31, 2006 and a basis adjustment related to fair value hedges of $1.4 million as of December 31, 2007 and $46,000 as of December 31, 2006. For additional discussion regarding the fair value hedges, refer to Note 12, "Derivative Instruments and Hedging Activities."

(2) Included in the carrying value is an unaccreted discount of $92,000 as of December 31, 2007 and $104,000 as of December 31, 2006.

In 2006, the Company issued $99.9 million of 10-year subordinated notes. The notes were issued at a discount and have a fixed coupon interest rate of 5.85%, per annum, payable semi-annually. The notes are not redeemable prior to maturity and are junior and subordinate to the Company's senior indebtedness. For regulatory capital purposes, the notes qualify as Tier 2 Capital.

In 2003, the Company formed First Midwest Capital Trust I ("FMCT I"), a statutory business trust, organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Company, the sole assets of the trust. The trust preferred securities of the trust represent preferred beneficial interests in the assets of the trust and are subject to mandatory redemption, in whole or in part, upon payment of the junior subordinated debentures held by the trust. The common securities of the trust are wholly owned by the Company. The trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated debentures. The Company's obligations under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of the trust's obligations under the trust securities issued by the trust. The guarantee covers the distributions and payments on liquidation or redemption of the trust preferred securities, but only to the extent of funds held by the trust.

In accordance with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46R"), FMCT I qualifies as a variable interest entity for which the Company is not the primary beneficiary and therefore ineligible for consolidation. Accordingly, the trust is not consolidated in the Company's financial statements. The subordinated debentures issued by the Company to the trust are included in the Company's Consolidated Statements of Condition as "subordinated debt" with the corresponding interest distributions recorded as interest expense. The common shares issued by the trust are included in other assets in the Company's Consolidated Statements of Condition.

Common Stock, Preferred Securities, and Related Debentures
(Dollar amounts and number of shares in thousands)

Issuance trust	First Midwest Capital Trust I
Issuance date	November 18, 2003
Common shares issued	3,866
Trust preferred securities issued [(1)]	125,000
Coupon rate [(2)]	6.95%
Maturity	December 1, 2033
Principal amount of debentures [(3)]:	
As of December 31, 2007	$ 130,174
As of December 31, 2006	$ 128,778

(1) The trust preferred securities accrue distributions at a rate equal to the interest rate and maturity identical to that of the related debentures. The trust preferred securities will be redeemed upon maturity of the related debentures.

(2) The coupon rate is fixed with distributions payable semi-annually. The Company has the right to defer payment of interest on the debentures at any time or from time to time for a period not exceeding five years provided no extension period may extend beyond the stated maturity of the debentures. During such extension period, distributions on the trust preferred securities will also be deferred, and the Company's ability to pay dividends on its common stock will be restricted.

(3) The Company has the right to redeem its debentures: (i) in whole or in part at any time and (ii) in whole at any time within 90 days after the occurrence of a "Tax Event," an "Investment Company Act Event," or a "Regulatory Capital Event," (as defined in the indenture pursuant to which the debentures were issued), subject to regulatory approval. If the debentures are redeemed before they mature, the redemption price will be the greater of: (a) the principal amount plus any accrued but unpaid interest or (b) the sum of the present values of principal and interest payments from the redemption date to the maturity date discounted at the Adjusted Treasury Rate (as defined in the indenture), plus any accrued but unpaid interest.

12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. For a detailed discussion of the Company's accounting policies related to derivative instruments, refer to Note 1, "Summary of Significant Accounting Policies." The Company usually designates derivative instruments used to manage interest rate risk into hedge relationships with the specific assets, liabilities, or cash flows being hedged. Some derivative instruments used for interest rate risk management may not be designated as part of a hedge relationship if the derivative instrument has been moved out of a hedge relationship because the hedge was deemed not effective or if operational or cost constraints make it prohibitive to apply hedge accounting.

Management uses derivative instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities and on future cash flows. The derivative instruments the Company primarily uses are interest rate swaps with indices that relate to the pricing of specific assets and liabilities. The nature and volume of the derivative instruments used to manage interest rate risk depend on the level and type of assets and liabilities on the Consolidated Statements of Condition and the risk management strategies for the current and anticipated rate environment.

As with any financial instrument, derivative instruments have inherent risks, primarily market and credit risk. Market risk is the adverse effect a change in interest rates, currency, equity prices, or implied volatility has on the value of a financial instrument. Market risk associated with changes in interest rates is managed by establishing and monitoring limits as to the degree of risk that may be undertaken as part of the Company's overall market risk monitoring process, which includes the use of net interest income and economic value of equity simulation methodologies. This process is carried out by the Company's Asset Liability Management Committee. See further discussion of this process in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," of this Form 10-K.

Credit risk occurs when the counterparty to a derivative contract with an unrealized gain fails to perform according to the terms of the agreement. Credit risk is managed by limiting the aggregate amount of net unrealized gains in agreements outstanding, monitoring the size and the maturity structure of the derivatives, applying uniform credit standards maintained for all activities with credit risk, and collateralizing gains. The Company maintains a policy limiting credit exposure to any one counterparty to not more than 2.5% of stockholders' equity. In addition, the Company has established bilateral collateral agreements with its major derivative dealer counterparties that provide for exchanges of marketable securities or cash to collateralize either party's net gains above an agreed-upon minimum threshold. On December 31, 2007, these collateral agreements covered 100% of the market value of the Company's interest rate swaps outstanding. Net losses with counterparties must be collateralized, at the Company's discretion, with either cash or U.S. Government and U.S. Government-sponsored agency securities. No cash or other collateral was required to be pledged as of December 31, 2007. As of December 31, 2006, the Company pledged cash of $3.0 million to collateralize net losses with counterparties.

Derivative contracts are valued using observable market prices, if available, or cash flow projection models acquired from third parties. Pricing models used for valuing derivative instruments are regularly validated by testing through comparison with other third parties. The valuations and expected lives presented in the following table are based on yield curves, forward yield curves, and implied volatilities that were observable in the cash and derivatives markets on December 31, 2007 and 2006.

Fair Value Hedge - During 2007 and 2006, the Company hedged the fair value of fixed rate real estate commercial loans through the use of pay fixed, receive variable interest rate swaps. The Company also hedged the fair value of fixed rate, junior subordinated debentures through the use of pay variable, receive fixed interest rate swaps. The Company recognized ineffectiveness on its fair value hedges of $12,000 in 2007 and $212,000 in 2006, which is included in other noninterest income in the Consolidated Statements of Income. No gains or losses were recognized related to components of derivative instruments that were excluded from the assessment of hedge ineffectiveness during 2006.

Cash Flow Hedges - During 2006, the Company hedged cash flow variability related to certain prime-based loans and broker repurchase agreements through the use of interest rate swaps. The Company did not have any cash flow hedges during 2007. The Company recognized no ineffectiveness on its cash flow hedges, and no gains or losses were recognized related to components of derivative instruments that were excluded from the assessment of hedge ineffectiveness during 2006.

Gains and losses on derivative instruments reclassified from accumulated other comprehensive income to current period earnings are included in the line item in which the hedged cash flows are recorded. The Company had no derivatives used in cash flow hedging relationships as of December 31, 2007 and 2006.

See Note 15, "Comprehensive Income," for further detail of the amounts included in accumulated other comprehensive income during 2006. Pretax losses of $481,000 in 2006 were reclassified out of accumulated other comprehensive income into interest expense as adjustments to interest payments on variable-rate funding products.

Other Derivative Activities - The Company's derivative portfolio also includes derivative instruments not designated in a hedge relationship. Those instruments include commitments to originate and commitments to sell real estate 1-4 family mortgage loans held for sale. The effect of the mortgage loan commitments was not material for any period presented. The Company does not enter into derivative transactions for purely speculative purposes.

Interest Rate Derivatives Portfolio
(Dollar amounts in thousands)

	December 31,	
	2007	2006
Fair Value Hedges		
Related to junior subordinated fixed rate debt		
Notional amount outstanding	$ 37,500	$ 37,500
Weighted-average interest rate received	6.95%	6.95%
Weighted-average interest rate paid	6.72%	6.96%
Weighted-average maturity (in years)	25.94	26.94
Derivative asset fair value	$ 1,661	$ 46
Method used to assess hedge effectiveness	Dollar offset (1)	Dollar offset (1)
Method used to calculate ineffectiveness	Change in fair value (2)	Change in fair value (2)
Related to fixed rate commercial loans		
Notional amount outstanding	$ 10,468	$ 20,698
Weighted-average interest rate received	6.72%	6.29%
Weighted-average interest rate paid	6.83%	5.61%
Weighted-average maturity (in years)	8.69	6.13
Derivative asset (liability) fair value	$ (401)	$ 160
Method used to assess hedge effectiveness	Shortcut	Shortcut
Method used to calculate ineffectiveness	N/A	N/A

(1) In 2006, the Company de-designated the swap and re-designated the hedge to reflect use of the dollar-offset method to test for effectiveness.

(2) The Company calculated ineffectiveness based on the change in fair value of the hedged item compared with the change in fair value of the hedging instrument.

13. MATERIAL TRANSACTION AFFECTING STOCKHOLDERS' EQUITY

On March 15, 2006, the Company sold 4,398,750 shares of Common Stock in an underwritten public offering. The price to the public was $34.46 per share, and the proceeds to the Company, net of the underwriters' discount, were $32.737 per share, resulting in aggregate net proceeds of $143.6 million, net of related expenses. The net proceeds were used to partially fund the Bank Calumet acquisition.

14. EARNINGS PER COMMON SHARE

Basic and Diluted Earnings Per Share
(Amounts in thousands, except per share data)

	Years ended December 31, 2007	2006	2005
Net income	$ 80,159	$ 117,246	$ 101,377
Weighted-average common shares outstanding:			
Weighted-average common shares outstanding (basic)	49,295	49,102	45,567
Dilutive effect of share-based awards	291	361	326
Dilutive effect of non-vested restricted stock awards	36	6	-
Weighted-average diluted common shares outstanding	49,622	49,469	45,893
Basic earnings per share	$ 1.63	$ 2.39	$ 2.22
Diluted earnings per share	$ 1.62	$ 2.37	$ 2.21

Options for which the exercise price of the option is greater than the average market price of the Company's common stock are antidilutive and, therefore, not included in the computation of diluted earnings per share. Antidilutive shares excluded from diluted earnings per share totaled 823,800 shares for 2007, 469,700 shares for 2006, and 126,600 shares for 2005.

15. COMPREHENSIVE INCOME

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity that are not considered part of net income. Currently, the Company's components of accumulated other comprehensive income are the unrealized gains (losses) on securities available-for-sale and on certain derivatives utilized in cash flow hedging strategies and changes in the funded status of the Company's pension plan.

Components of Other Comprehensive Income
(Dollar amounts in thousands)

	Years ended December 31, 2007			2006			2005		
	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Securities available-for-sale:									
Unrealized holding (losses) gains	$ (47,370)	$ (18,469)	$ (28,901)	$ 6,390	$ 2,489	$ 3,901	$ (32,595)	$ (12,711)	$ (19,884)
Less: Reclassification of net (losses) gains included in net income	(50,801)	(19,812)	(30,989)	4,269	1,666	2,603	(3,319)	(1,294)	(2,025)
Net unrealized holding gains (losses) (losses)	3,431	1,343	2,088	2,121	823	1,298	(29,276)	(11,417)	(17,859)
Derivatives used in cash flow hedging relationships:									
Unrealized holding (losses)	-	-	-	(67)	(27)	(40)	(390)	(151)	(239)
Less: Reclassification of net (losses) gains included in net income	-	-	-	(481)	(188)	(293)	495	194	301
Net unrealized holding gains (losses)	-	-	-	414	161	253	(885)	(345)	(540)
Funded status of pension plan:									
Unrealized holding gains	2,408	935	1,473	-	-	-	-	-	-
Total other comprehensive income (loss)	$ 5,839	$ 2,278	$ 3,561	$ 2,535	$ 984	$ 1,551	$ (30,161)	$ (11,762)	$ (18,399)

Activity in Accumulated Other Comprehensive Income (Loss)
(Dollar amounts in thousands)

	Years ended December 31,			
	Accumulated Unrealized Gains (Losses) on Securities Available-for-Sale	Accumulated Unrealized Gains (Losses) on Hedging Activities	Accumulated Unrealized (Losses) on Under-funded Pension Obligation	Total Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2004	$ 9,828	$ 287	$ -	$ 10,115
2005 other comprehensive (loss)	(17,859)	(540)	-	(18,399)
Balance, December 31, 2005	(8,031)	(253)	-	(8,284)
2006 other comprehensive income	1,298	253	-	1,551
Adjustment to initially apply SFAS No. 158	-	-	(8,555)	(8,555)
Balance, December 31, 2006	(6,733)	-	(8,555)	(15,288)
2007 other comprehensive income	2,088	-	1,473	3,561
Balance, December 31, 2007	$ (4,645)	$ -	$ (7,082)	$ (11,727)

16. INCOME TAXES

Components of Income Taxes
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Current tax expense (benefit):			
Federal	$ 33,771	$ 29,774	$ 35,034
State	8,303	(172)	369
Total	42,074	29,602	35,403
Deferred tax (benefit) expense:			
Federal	(17,792)	4,946	134
State	(10,429)	504	(1,085)
Total	(28,221)	5,450	(951)
Total income tax expense	$ 13,853	$ 35,052	$ 34,452

Differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities result in temporary differences for which deferred tax assets and liabilities have been recorded.

Deferred Tax Assets and Liabilities
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Deferred tax assets:		
Reserve for loan losses	$ 21,630	$ 21,830
Unrealized losses	19,851	2,332
Deferred income	1,855	2,103
Accrued retirement benefits	2,844	2,029
State tax benefits	7,434	3,859
Other	4,932	4,032
Total deferred tax assets	58,546	36,185
Deferred tax liabilities:		
Purchase accounting adjustments and intangibles	(8,161)	(8,434)
Dividends receivable	(4,480)	(8,903)
Deferred loan fees	(3,992)	(4,427)
Bond discount accretion	(3,249)	(2,463)
Depreciation	(2,744)	(1,358)
Other	(3,093)	(2,790)
Total deferred tax liabilities	(25,719)	(28,375)
Deferred tax valuation allowance	-	(3,204)
Net deferred tax assets	32,827	4,606
Tax effect of adjustments related to other comprehensive income	7,479	9,758
Net deferred tax assets including adjustments	$ 40,306	$ 14,364

At December 31, 2007, the Company had gross state net operating loss carryforwards of $144.3 million, which are available to offset future taxable income. These net operating losses are included in the deferred tax asset for state tax benefits and will begin to expire in 2015.

Net deferred tax assets are included in other assets in the accompanying Consolidated Statements of Condition. Management believes that it is more likely than not that the other deferred tax assets included in the accompanying Consolidated Statements of Condition will be fully realized.

Components of Effective Tax Rate

	Years ended December 31, 2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income, net of interest expense disallowance	(14.2%)	(9.7%)	(7.4%)
State income tax, net of federal income tax effect	(1.5%)	0.1%	(0.3%)
Other, net	(4.6%)	(2.4%)	(1.9%)
Effective tax rate	14.7%	23.0%	25.4%

As of December 31, 2007, 2006, and 2005, the Company's retained earnings included an appropriation for an acquired thrift's tax bad debt reserves of approximately $2.5 million for which no provision for federal or state income taxes has been made. If, in the future, this portion of retained earnings were distributed as a result of the liquidation of the Company or its subsidiaries, federal and state income taxes would be imposed at the then applicable rates.

Uncertainty in Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and in Illinois, Indiana, and Iowa. The Company is no longer subject to examinations by U.S. federal, Indiana, or Iowa tax authorities for years prior to 2003 or by Illinois tax authorities for years prior to 2002.

During fourth quarter 2007, the State of Illinois (the "State") completed audits of the Company's 2002 and 2003 tax returns. As a result of these audits, the State has proposed certain adjustments related to the amount of income includable in the Illinois tax base.

The Company believes that the position taken by the State is without merit and has initiated the administrative appeals process. The Company believes that it is reasonably possible that the audits could be favorably resolved in the next 12 months, which would result in a decrease in unrecognized tax benefits in the range of $0 to $6.6 million.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company was not required to recognize any additional liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Rollforward of Unrecognized Tax Benefits
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Balance at beginning of year	$ 7,734	$ 5,318	$ 4,325
Additions for tax positions relating to the current year	2,253	2,456	993
Lapse in statute of limitations	(99)	(40)	-
Balance at end of year	$ 9,888	$ 7,734	$ 5,318

Included in the balance at December 31, 2007 are $6.8 million of tax positions that would favorably affect the Company's effective tax rate if recognized in future periods. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized interest, net of tax effect, and penalties of $497,000 in 2007, $229,000 in 2006, and $8,000 in 2005. The Company had accrued interest and penalties, net of tax effect, of $888,000 as of December 31, 2007 and $391,000 as of December 31, 2006. These amounts are not included in the unrecognized tax benefits rollforward presented above.

17. EMPLOYEE BENEFIT PLANS

Savings and Profit Sharing Plan - The Company has a defined contribution retirement savings plan (the "Plan"), which allows qualified employees, at their option, to make contributions up to 45% of pre-tax base salary (15% for certain highly compensated employees) through salary deductions under Section 401(k) of the Internal Revenue Code. At the employees' direction, employee contributions are invested among a variety of investment alternatives. For employees who make voluntary contributions to the Plan, the Company contributes an amount equal to 2% of the employee's compensation. The Plan also permits the Company to distribute a discretionary profit-sharing component up to 15% of the employee's compensation. The Company's matching contribution vests immediately, while the discretionary component gradually vests over a period of 6 years based on the employee's years of service. The cost of providing this plan was $4.8 million in 2007, $4.6 million in 2006, and $4.4 million in 2005. The number of shares of the Company common stock held by the Plan was 1,654,199 at December 31, 2007 and 1,793,103 at December 31, 2006. The fair value of Company shares held by the Plan was $50.6 million at December 31, 2007 and $69.4 million at December 31, 2006. The Plan received dividends of $2.0 million during both 2007 and 2006.

Pension Plan - The Company sponsors a noncontributory defined benefit retirement plan (the "Pension Plan") covering substantially all full-time employees that provides for retirement benefits based on years of service and compensation levels of the participants. Effective April 1, 2007, the Pension Plan was amended to eliminate new enrollment of employees. Actuarially determined pension costs are charged to current operations. The Company's funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate.

Pension Plan's Cost and Obligations
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Accumulated benefit obligation	$ 32,439	$ 32,372
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 48,162	$ 48,118
Service cost	3,707	5,002
Interest cost	2,927	2,781
Actuarial losses (gains)	(1,686)	(3,407)
Benefits paid	(4,580)	(4,332)
Projected benefit obligation at end of year	$ 48,530	$ 48,162
Change in plan assets:		
Fair value of plan assets of beginning of year	$ 40,557	$ 36,019
Actual return on plan assets	3,564	3,370
Benefits paid	(4,580)	(4,332)
Employer contributions	5,000	5,500
Fair value of plan assets at end of year	$ 44,541	$ 40,557
Funded Status	$ (3,989)	$ (7,605)
Amounts recognized in the consolidated statements of condition consist of:		
Noncurrent pension liability	$ (3,989)	$ (7,605)
Amounts recognized in accumulated other comprehensive income:		
Prior service cost	$ 18	$ 22
Net loss	11,576	14,001
Net amount recognized	$ 11,594	$ 14,023
Amounts expected to be amortized from other comprehensive income into net periodic benefit cost in the next fiscal year:		
Prior service cost	$ 3	$ 3
Net loss	639	711
Net amount expected to be recognized	$ 642	$ 714
Weighted-average assumptions at the end of the year used to determine the actuarial present value of the projected benefit obligation:		
Discount rate	6.50%	6.00%
Rate of compensation increase	4.50%	4.50%

Net Periodic Benefit Pension Expense
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Components of net periodic benefit cost:			
Service cost	$ 3,707	$ 5,002	$ 4,419
Interest cost	2,927	2,781	2,380
Expected return on plan assets	(3,660)	(3,468)	(3,041)
Recognized net actuarial loss	837	1,158	944
Amortization of prior service cost	3	4	7
Net periodic cost	$ 3,814	$ 5,477	$ 4,709
Weighted-average assumptions used to determine the net periodic cost:			
Discount rate	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Pension Plan Asset Allocation

	Target Allocation	Percentage of Plan Assets	
	2008	2007	2006
Asset Category:			
Equity securities	50-60%	56%	57%
Fixed income	30-48%	41%	36%
Cash equivalents	2-10%	3%	7%
Total		100%	100%

Expected amortization of net actuarial losses - To the extent the cumulative actuarial losses included in accumulated other comprehensive income exceed 10% of the greater of the benefit obligation or the market-related value of the Pension Plan assets, the Company's policy for amortizing the Pension Plan's net actuarial losses into income is to amortize the actuarial losses over the future working life of the Pension Plan participants. Actuarial losses included in other comprehensive income as of December 31, 2007 totaled $11.6 million and represented 35.7% of the accumulated benefit obligation and 26.0% of the market value of plan assets. The amortization of the net actuarial loss is a component of the net periodic benefit cost. Amortization of the net actuarial losses and prior service cost included in other comprehensive income is not expected to have a material impact on the Company's future results of operations, financial position, or liquidity.

Determination of expected long-term rate of return - The expected long-term rate of return for the Pension Plan's total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while cash and fixed income is expected to return between 4% and 6%. Based on historical experience, the Company's Retirement Plans Committee (the "Committee") expects that the Plan's asset managers will provide a modest (0.5% - 1% per annum) premium to their respective market benchmark indices.

Investment policy and strategy - The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. The policy, as established by the Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations stated above. The Committee decided to invest in traditional publicly traded securities and not alternative asset classes such as private equity, hedge funds, and real estate. The assets are reallocated as needed by the fund manager to meet the above target allocations, and the investment policy is reviewed on a quarterly basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Based on the actuarial assumptions, the Company expects to make a $5.0 million employer contribution to the Pension Plan in 2008. Estimated future pension benefit payments, which reflect expected future service, for fiscal years 2008 through 2017, are as follows.

Estimated Future Pension Benefit Payments
(Dollar amounts in thousands)

	Total
Year ending December 31,	
2008	$ 1,069
2009	594
2010	894
2011	2,489
2012	2,663
2013-2017	18,282

18. SHARE-BASED COMPENSATION

Share-Based Plans

Omnibus Stock and Incentive Plan (the "Omnibus Plan") - In 1989, the Board of Directors of the Company adopted the Omnibus Plan, which allows for the granting of both incentive and non-statutory ("nonqualified") stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, and performance shares to certain key employees. The total number of shares of the Company's common stock authorized for awards under the Omnibus Plan, as amended, is 6,431,641 of which 325,000 shares may be granted in restricted stock. As of December 31, 2007, 850,572 stock options and 251,348 restricted stock/unit awards remain available for grant.

Since the inception of the Omnibus Plan, in February of each year, certain key employees have been granted nonqualified stock options. The option exercise price is set at the fair market value of the Company's common stock on the date the options are granted. The fair market value is defined as the average of the high and low stock price on the date of grant. All options have a term of ten years from the date of grant, include reload features, and are non-transferable except to family members, family trusts, or partnerships. Options vest over three years (subject to accelerated vesting in the event of death, disability, or a change-in-control, as defined in the Omnibus Plan), with 50% exercisable after two years from the date of grant and the remaining 50% exercisable three years after the date of grant.

In August 2006, as an enhancement to the current compensation program, the Company's Board of Directors approved the granting of restricted stock awards and restricted stock units to certain key officers. These awards are restricted to transfer, but are not restricted to dividend payment and voting rights. The awards vest in 50% increments on each of the first two anniversaries of the date of grant provided the officer remains employed by the Company during such period (subject to accelerated vesting in the event of change-in-control or upon termination of employment, as set forth in the applicable stock/unit award agreement).

Nonemployee Directors Stock Option Plan (the "Directors Plan") - In 1997, the Board of Directors of the Company adopted the Directors Plan, which provides for the granting of nonqualified stock options to nonmanagement Board members of the Company. A maximum of 281,250 shares of common stock are authorized for grant under the Directors Plan with 44,383 shares remaining available for grant as of December 31, 2007. The exercise price of the options is equal to the fair market value of the common stock on the date of grant. All options have a term of ten years from the date of grant and become exercisable one year from the date of grant subject to accelerated vesting in the event of retirement, death, disability, or change-in-control, as defined in the Directors Plan. Options are granted annually at the first regularly scheduled Board meeting in each calendar year (generally in February). Directors elected during the service year are granted options on a pro-rata basis to those granted to the directors at the start of the service year.

Both the Omnibus Plan and the Directors Plan have been submitted to and approved by the stockholders of the Company.

Accounting Treatment Prior to Adoption of SFAS No. 123R

Prior to January 1, 2006, the Company accounted for these plans based on the intrinsic value method set forth in APB 25 and related interpretations, as permitted by SFAS No. 123. Under APB 25, no compensation expense was recognized in the Consolidated Statements of Income prior to January 1, 2006, as all options granted under those plans had an exercise price equal to the fair market value of the Company's common stock on the date of grant. The following table presents the pro forma net income and earnings per share disclosures for the year ended December 31, 2005, as if compensation cost for stock options, net of related tax effects, was determined under the fair value method and amortized to expense over the options' vesting periods.

Pro Forma Net Income and Earnings Per Share
(Dollar amounts in thousands, except per share data)

	Year ended December 31, 2005
Net income, as reported	$ 101,377
Less: pro forma expense related to options, net of tax	(1,661)
Pro forma net income	$ 99,716
Basic earnings per share:	
As reported	$ 2.22
Pro forma	$ 2.19
Diluted earnings per share:	
As reported	$ 2.21
Pro forma	$ 2.17

Adoption of SFAS No. 123R

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under this transition method, compensation cost is recognized in the financial statements beginning January 1, 2006, based on the requirements of SFAS No. 123R for all share-based payments granted after that date and based on the requirements of SFAS No. 123 for all unvested awards granted prior to 2006. Share-based compensation expense is included in "salaries and wages" in the Consolidated Statements of Income. Results for prior periods have not been restated.

Effect of Recording Share-Based Compensation Expense
(Dollar amounts in thousands, except per share data)

	Years ended December 31,	
	2007	2006
Stock option expense	$ 2,804	$ 2,783
Restricted stock/unit award expense	1,467	802
Total share-based compensation expense	4,271	3,585
Income tax benefit	1,495	1,398
Share-based compensation expense, net of tax	$ 2,776	$ 2,187
Basic earnings per share	$ 0.06	$ 0.04
Diluted earnings per share	$ 0.06	$ 0.04
Cash flows used in operating activities	$ (361)	$ (924)
Cash flows provided by financing activities	$ 361	$ 924

The preceding table includes the cash flow effects of excess tax benefits on operating and financing cash flows. SFAS No. 123R requires that cash flows resulting from the tax benefits of tax deductions in excess of recognized compensation expense be reported as financing cash flows, rather than as operating cash flows as required under prior accounting rules. While total cash flow remains unchanged, this requirement reduces operating cash flows and increases net financing cash flows by the same amount in periods after adoption.

Stock Options

Nonqualified Stock Option Transactions
(Number of shares in thousands)

	Year ended December 31, 2007			
	Options	Average Exercise Price	Weighted Average Remaining Contractual Term [1]	Aggregate Intrinsic Value [2]
Outstanding at beginning of year	2,425	$ 29.94		
Granted	518	38.50		
Exercised	(199)	25.17		
Forfeited	(59)	34.82		
Expired	(22)	36.83		
Outstanding at end of period	2,663	$ 31.79	6.11	$ 4,919
Ending vested and expected to vest	2,541	$ 31.59	6.00	$ 4,919
Exercisable at end of period	1,547	$ 28.84	4.49	$ 4,919

(1) Represents the average contractual life remaining in years.

(2) Aggregate intrinsic value represents the total pretax intrinsic value (i.e., the difference between the Company's average of the high and low stock price on the last trading day of the year and the option exercise price, multiplied by the number of shares) that would have been received by the option holders if they had exercised their options on December 31, 2007. This amount will fluctuate with changes in the fair market value of the Company's common stock.

Stock Option Valuation Assumptions - In accordance with the provisions of SFAS No. 123R, the Company estimates the fair value of stock options at the date of grant using a Black-Scholes option-pricing model that utilizes the assumptions outlined in the following table.

Stock Option Valuation Assumptions

	Years ended December 31,			
	2007	2006	2005	2004
Expected life of the option (in years)	5.8	5.7	6.0	3.0
Expected stock volatility	16%	18%	19%	19%
Risk-free interest rate				
Risk-free interest rate	4.63%	4.56%	4.08%	2.61%
Expected dividend yield	3.08%	2.92%	2.75%	2.66%
Weighted-average fair value of options at their grant date	$ 6.03	$ 5.95	$ 6.11	$ 3.90

Expected life is based on historical exercise and termination behavior. Expected stock price volatility is based on historical volatility of the Company's common stock and correlates with the expected life of the options. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of the option. The expected dividend yield represents the three-year historical average of the annual dividend yield as of the date of grant. Management reviews and adjusts the assumptions used to calculate the fair value of an option on a periodic basis to better reflect expected trends.

Share-based compensation expense for stock options was $2.8 million for the years ended December 31, 2007 and December 31, 2006. At December 31, 2007, $2.7 million of total unrecognized compensation expense related to nonvested stock options is expected to be recognized over a weighted-average period of 0.9 years.

Other Stock Option Activity
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Total intrinsic value of stock options exercised	$ 2,219	$ 3,991	$ 2,446
Cash received from stock options exercised	$ 4,139	$ 4,619	$ 4,094
Income tax benefit realized from stock options exercised	$ 1,330	$ 2,036	$ 972

No stock option award modifications were made during 2007 and 2006. In 2005, the Company recognized $14,000 in additional compensation cost as a result of accelerated vesting on 15,677 options held by two directors. The 2005 award modifications were made pursuant to the retirement and termination provisions of the Directors Plan.

The Company issues treasury shares to satisfy stock option exercises and restricted stock award releases.

Restricted Stock and Restricted Unit Awards

Restricted Stock/Unit Award Transactions
(Amounts in thousands, except per share data)

	Years ended December 31,			
	2007		2006	
Restricted Stock Awards	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock awards at beginning of year	24	$ 36.48	-	$ -
Granted	30	36.40	24	36.48
Vested	(13)	36.47	-	-
Forfeited	(2)	36.48	-	-
Nonvested restricted stock awards at end of period	39	$ 36.42	24	$ 36.48

	Year ended December 31,2007			
Restricted Stock Units	Number of Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term [(1)]	Aggregate Intrinsic Value [(2)]
Nonvested restricted stock unit awards at beginning of year	14	$ 36.48		
Granted	18	36.40		
Vested	(7)	36.48		
Forfeited	-	-		
Nonvested restricted stock unit awards at end of period	25	$ 36.42	0.80	$ 756
Ending vested and expected to vest	25	$ 36.42	0.80	$ 756

(1) Represents the average contractual life remaining in years.

(2) Aggregate intrinsic value represents the total pretax intrinsic value (i.e., the difference between the Company's average of the high and low stock price on the last trading day of the year and the award purchase price of zero, multiplied by the number of units) that the grantee(s) would have received if the outstanding restricted stock unit awards had vested on December 31, 2007. This amount will fluctuate with changes in the fair market value of the Company's common stock.

The fair value of restricted stock/unit awards is determined based on the average of the high and low stock price on the date of grant and is recognized as compensation expense over the vesting period. Share-based compensation expense for restricted stock/unit awards totaled $1,467,000 for the year ended December 31, 2007 and $802,000 for the year ended December 31, 2006. At December 31, 2007, $684,000 of total unrecognized compensation expense related to nonvested restricted stock awards is expected to be recognized over a weighted-average period of 0.8 years. The total fair value of restricted stock/unit awards vested totaled $664,000 for the year ended December 31, 2007 and zero for the year ended December 31, 2006. The income tax benefit realized from the vesting/release of restricted stock/unit awards totaled $232,000 for the year ended December 31, 2007 and zero for the year ended December 31, 2006. In addition, the cash paid to settle restricted stock unit awards totaled $238,000 for the year ended December 31, 2007 and zero for the year ended December 31, 2006.

The restricted stock unit agreements issued under the Omnibus Plan contain a provision under which the restrictions lapse upon the retirement of the grantee, defined as termination of service upon the attainment of age 60 or later. As a result of this provision, if a grantee is 60 years of age or older on the date of grant, all compensation costs are expensed on the date of grant. At December 31, 2007, there was no remaining unrecognized compensation expense for nonvested restricted stock units as the grantee(s) of these awards have attained the age of 60 or older and accordingly, all costs have been fully recognized immediately upon issuance.

In addition, as participants receiving restricted stock units have the ability to settle the awards in cash, at his or her election, at the end of the designated vesting period, the awards qualify for liability accounting under SFAS No. 123R. Unlike equity awards, liability awards are remeasured at fair value at each balance sheet date until settlement, with the change in value recognized in current period compensation expense.

19. STOCKHOLDER RIGHTS PLAN

On February 15, 1989, the Board of Directors of the Company adopted a Stockholder Rights Plan. Pursuant to that Plan, the Company declared a dividend, paid March 1, 1989, of one right ("Right") for each outstanding share of the Company common stock held on record on March 1, 1989 pursuant to a Rights Agreement dated February 15, 1989. The Rights Agreement was amended and restated on November 15, 1995 and again on June 18, 1997 to exclude an acquisition. As amended, each right entitles the registered holder to purchase from the Company 1/100 of a share of Series A Preferred Stock for a price of $150, subject to adjustment. The Rights will be exercisable only if a person or group has acquired, or announces the intention to acquire, 10% or more of the Company's outstanding shares of common stock. The Company is entitled to redeem each Right for $0.01, subject to adjustment, at any time prior to the earlier of the tenth business day following the acquisition by any person or group of 10% or more of the outstanding shares of the Company common stock or the expiration date of the Rights. The rights agreement was amended on November 14, 2005 to extend the expiration date to November 15, 2015.

As a result of the Rights distribution, 600,000 of the 1,000,000 shares of authorized preferred stock were reserved for issuance as Series A Preferred Stock.

20. REGULATORY AND CAPITAL MATTERS

The Company and its subsidiaries are subject to various regulatory requirements that impose restrictions on cash, loans or advances, and dividends. The Bank is required to maintain reserves against deposits. Reserves are held either in the form of vault cash or non-interest-bearing balances maintained with the Federal Reserve Bank and are based on the average daily balances and statutory reserve ratios prescribed by the type of deposit account. Reserve balances totaling $58.2 million at December 31, 2007 and $54.0 million at December 31, 2006 were maintained in fulfillment of these requirements.

Under current Federal Reserve regulations, the Bank is limited in the amount it may loan or advance to the Parent Company and its nonbank subsidiaries. Loans or advances to a single subsidiary may not exceed 10% and loans to all subsidiaries may not exceed 20% of the bank's capital stock and surplus, as defined. Loans from subsidiary banks to nonbank subsidiaries, including the Parent Company, are also required to be collateralized.

The principal source of cash flow for the Company is dividends from the Bank. Various federal and state banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payment of dividends by the Bank is dependent upon individual regulatory capital requirements and levels of profitability. Without prior regulatory approval, the Bank can initiate aggregate dividend payments in 2008 of an amount equal to its net profits for 2008, as defined by statute, up to the date of any such dividend declaration plus retained net income of the prior two years. Since the Company is a legal entity, separate and distinct from its subsidiaries, the dividends of the Company are not subject to such bank regulatory guidelines.

The Company and the Bank are also subject to various capital requirements set up and administered by the federal banking agencies. Under capital adequacy guidelines, the Company and the Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components of capital and assets, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to adjusted average assets (as defined). Failure to meet minimum capital requirements could initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. As of December 31, 2007, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Federal Reserve Board ("FRB"), the primary regulator of the Company and the Bank, establishes minimum capital requirements that must be met by member institutions. As of December 31, 2007, the most recent regulatory notification classified the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change the Bank's classification.

The following table presents the Company's and the Bank's measures of capital as of the dates presented and the capital guidelines established by the FRB to be categorized as adequately capitalized and as "well capitalized."

Summary of Capital Ratios
(Dollar amounts in thousands)

	First Midwest Actual		Adequately Capitalized		"Well Capitalized" for FDICIA	
	Capital	Ratio	Capital	Ratio	Capital	Ratio
As of December 31, 2007:						
Total capital (to risk-weighted assets):						
First Midwest Bancorp, Inc	$ 734,261	11.73%	$ 500,735	8.00%	$ 625,919	10.00%
First Midwest Bank	656,376	10.56	497,178	8.00	621,473	10.00
Tier 1 capital (to risk-weighted assets):						
First Midwest Bancorp, Inc	572,553	9.15	250,368	4.00	375,552	6.00
First Midwest Bank	594,576	9.57	248,589	4.00	372,884	6.00
Tier 1 leverage (to average assets):						
First Midwest Bancorp, Inc	572,553	7.46	230,133	3.00	383,555	5.00
First Midwest Bank	594,576	7.79	228,857	3.00	381,428	5.00
As of December 31, 2006:						
Total capital (to risk-weighted assets):						
First Midwest Bancorp, Inc	$ 761,021	12.16%	$ 500,799	8.00%	$ 625,998	10.00%
First Midwest Bank	682,160	10.96	498,042	8.00	622,552	10.00
Tier 1 capital (to risk-weighted assets):						
First Midwest Bancorp, Inc	598,755	9.56	250,399	4.00	375,599	6.00
First Midwest Bank	619,790	9.96	249,021	4.00	373,531	6.00
Tier 1 leverage (to average assets):						
First Midwest Bancorp, Inc	598,755	7.29	246,235	3.00	410,391	5.00
First Midwest Bank	619,790	7.58	245,141	3.00	408,568	5.00

21. COMMITMENTS, GUARANTEES, AND CONTINGENT LIABILITIES

Credit Extension Commitments and Guarantees

In the normal course of business, the Company enters into a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers, to reduce its exposure to fluctuations in interest rates, and to conduct lending activities. These instruments principally include commitments to extend credit, standby letters of credit, and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Condition.

Contractual or Notional Amounts of Financial Instruments
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Commitments to extend credit:		
Home equity lines	$ 266,582	$ 314,714
All other commitments	1,135,612	1,135,237
Letters of credit:		
Standby	128,281	170,740
Commercial	427	2,281
Recourse on assets securitized	13,252	17,771

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and variable interest rates tied to prime rate and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party and are most often issued in favor of a municipality where construction is taking place to ensure that the borrower adequately completes the construction. Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. This type of letter of credit is issued through a correspondent bank on behalf of a customer who is involved in an international business activity such as the importing of goods.

In the event of a customer's nonperformance, the Company's credit loss exposure is equal to the contractual amount of those commitments. The credit risk is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. The Company uses the same credit policies in making credit commitments as it does for on-balance sheet instruments, with such exposure to credit loss minimized due to various collateral requirements in place.

The maximum potential future payments guaranteed by the Company under standby letters of credit arrangements are equal to the contractual amount of the commitment. The carrying value of the Company's standby letters of credit, which is included in other liabilities in the Consolidated Statements of Condition, totaled $669,000 as of December 31, 2007 and $837,000 as of December 31, 2006. As of December 31, 2007, standby letters of credit had a remaining weighted-average term of approximately 9.1 months, with remaining actual lives ranging from less than 1 year to 7.5 years. If a commitment is funded, the Company may seek recourse through the liquidation of the underlying collateral provided including real estate, physical plant and property, marketable securities, or cash.

Pursuant to the securitization of certain 1-4 family mortgage loans in 2004, the Company is obligated by agreement to repurchase at recorded value any nonperforming loans, defined as loans past due greater than 90 days. The aggregate recorded value of securitized loans subject to this recourse obligation was $13.3 million as of December 31, 2007 and $17.8 million as of December 31, 2006. Per its agreement, the Company's recourse obligation is capped at $2.2 million and will end on November 30, 2011. The carrying value of the Company's recourse liability, which is included in other liabilities in the Consolidated Statements of Condition, totaled $148,000 as of December 31, 2007 and December 31, 2006.

Legal Proceedings

As of December 31, 2007, there were certain legal proceedings pending against the Company and its subsidiaries in the ordinary course of business. The Company does not believe that liabilities, individually or in the aggregate, arising from these proceedings, if any, would have a material adverse effect on the consolidated financial condition of the Company as of December 31, 2007.

22. VARIABLE INTEREST ENTITIES

A variable interest entity ("VIE") is a partnership, limited liability company, trust, or other legal entity that does not have sufficient equity to permit it to finance its activities without additional subordinated financial support from other parties, or whose investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are: (i) the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights; (ii) the obligation to absorb the expected losses of an entity if they occur; and (iii) the right to receive the expected residual returns of the entity, if they occur.

FIN 46R addresses the consolidation of VIEs. Under FIN 46R, VIEs are consolidated by the party who is exposed to a majority of the VIE's expected losses and/or residual returns (i.e., the primary beneficiary). The following summarizes the VIEs in which the Company has a significant interest and discusses the accounting treatment applied pursuant to FIN 46R.

The Company owns 100% of the common stock of a business trust that was formed in November 2003 to issue trust preferred securities to third party investors. The trust's only assets as of December 31, 2007 were the $128.7 million principal balance of the debentures issued by the Company and the related interest receivable of $746,000 that were acquired by the trust using proceeds from the issuance of preferred securities and common stock. The trust meets the definition of a VIE, but the Company is not the primary beneficiary of the trust. Accordingly, the trust is not consolidated in the Company's financial statements. The subordinated debentures issued by the Company to the trust are included in the Company's Consolidated Statements of Condition as "Subordinated debt."

The Company holds interests in 3 trust preferred capital security issuances. Although these investments may meet the definition of a VIE, the Company is not the primary beneficiary. The Company accounts for its interest in these investments as available-for-sale securities. The Company's maximum exposure to loss is limited to its investment in these VIEs, which at December 31, 2007 had a total book value of $305,000 and market value of $257,000.

The Company has a significant limited partner interest in 12 low-income housing tax credit partnerships and limited liability corporations, which were acquired at various times from 1997 to 2004. These entities meet the definition of a VIE. Since the Company is not the primary beneficiary of the entities, it will continue to account for its interest in these partnerships using the cost method. Exposure to loss as a result of its involvement with these entities is limited to the approximately $5.2 million book basis of the Company's investment, less $2.0 million that the Company is obligated to pay but has not yet funded.

23. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP requires disclosure of the estimated fair values of certain financial instruments, both assets and liabilities, on and off-balance sheet, for which it is practical to estimate the fair value. Because the estimated fair values provided herein exclude disclosure of the fair value of certain other financial instruments and all non-financial instruments, any aggregation of the estimated fair value amounts presented would not represent the underlying value of the Company. Examples of non-financial instruments having significant value include the future earnings potential of significant customer relationships and the value of the Company's trust division operations and other fee-generating businesses. In addition, other significant assets including property, plant, and equipment and goodwill are not considered financial instruments and, therefore, have not been valued.

Various methodologies and assumptions have been utilized in management's determination of the estimated fair value of the Company's financial instruments, which are detailed below. The fair value estimates are made at a discrete point in time based on relevant market information. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected economic conditions, loss experience, and risk characteristics of the financial instruments. These estimates are subjective, involve uncertainties, and cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used in estimating the fair value of financial instruments.

Short-Term Financial Assets and Liabilities - For financial instruments with a shorter-term or with no stated maturity, prevailing market rates, and limited credit risk, the carrying amounts approximate fair value. Those financial instruments include cash and due from banks, funds sold and other short-term investments, mortgages held for sale, corporate owned life insurance, accrued interest receivable, and accrued interest payable.

Trading Securities - The fair value of trading securities is based on quoted market prices.

Securities Available-for-Sale and Held-to-Maturity - The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans was estimated using present value techniques by discounting the future cash flows of the remaining maturities of the loans, and, when applicable, prepayment assumptions were considered based on historical experience and current economic and lending conditions. The discount rate was based on the London Interbank Offering Rate ("LIBOR") yield curve, with rate adjustments for liquidity and credit risk. The primary impact of credit risk on the present value of the loan portfolio, however, was accommodated through the use of the reserve for loan losses, which is believed to represent the current fair value of probable future losses for purposes of the fair value calculation.

Deposit Liabilities - The fair values disclosed for demand deposits, savings deposits, NOW accounts, and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value for fixed-rate time deposits was estimated using present value techniques by discounting the future cash flows based on the LIBOR yield curve, plus or minus the spread associated with current pricing.

Borrowed Funds - The fair value of repurchase agreements and FHLB advances is estimated by discounting the agreements based on maturities using the rates currently offered for repurchase agreements of similar remaining maturities. The carrying amounts of funds purchased and other borrowed funds approximate their fair value due to their short-term nature.

Subordinated Debts - The fair value of subordinated debt was determined using available market quotes.

Derivative Assets and Liabilities - The fair value of derivative instruments are based either on cash flow projection models acquired from third parties or observable market price.

Standby Letters of Credit - The fair value of standby letters of credit represent deferred fees arising from the related off-balance sheet financial instruments. These deferred fees approximate the fair value of these instruments and are based on several factors, including the remaining terms of the agreement and the credit standing of the customer.

Commitments - Given the limited interest rate exposure posed by the commitments outstanding at year-end due to their general variable nature, combined with the general short-term nature of the commitment periods entered into, termination clauses provided in the agreements, and the market rate of fees charged, the Company has estimated the fair value of commitments outstanding to be immaterial.

Financial Instruments
(Dollar amounts in thousands)

	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 193,792	$ 193,792	$ 209,825	$ 209,825
Funds sold and other short-term investments	1,045	1,044	5,081	5,081
Mortgages held for sale	394	394	4,760	4,760
Trading account securities	18,352	18,352	15,878	15,878
Securities available-for-sale	2,134,813	2,134,813	2,442,674	2,442,674
Securities held-to-maturity	97,671	97,931	91,380	91,602
Loans, net of reserve for loan losses	4,901,872	4,948,443	4,946,574	4,908,430
Accrued interest receivable	48,971	48,971	54,015	54,015
Investment in corporate owned life insurance	203,535	203,535	196,598	196,598
Derivative assets	1,260	1,260	206	206
Financial Liabilities:				
Deposits	$ 5,778,861	$ 5,784,191	$ 6,167,216	$ 6,164,231
Borrowed funds	1,264,228	1,265,425	1,182,268	1,182,161
Subordinated debt	230,082	212,533	228,674	236,566
Accrued interest payable	16,843	16,843	20,429	20,429
Standby letters of credit	669	669	837	837

24. SUPPLEMENTARY CASH FLOW INFORMATION

Supplemental Disclosures to the Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Years ended December 31,		
	2007	2006	2005
Income taxes paid	$ 40,133	$ 27,498	$ 32,338
Interest paid to depositors and creditors	240,418	217,314	124,693
Non-cash transfers of loans to foreclosed real estate	8,931	3,650	1,326
Dividends declared but unpaid	15,045	14,779	12,502
Non-cash transfer of loans to securities available-for-sale	-	105,976	-

25. RELATED PARTY TRANSACTIONS

The Company, through the Bank, has made loans and had transactions with certain of its directors and executive officers. However, all such loans and transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. The Securities and Exchange Commission has determined that, with respect to the Company and its significant subsidiaries, disclosure of borrowings by directors and executive officers and certain of their related interests should be made if the loans are greater than 5% of stockholders' equity, in the aggregate. These loans aggregating $4.8 million at December 31, 2007 and $3.2 million at December 31, 2006 were not greater than 5% of stockholders' equity at December 31, 2007 or 2006, respectively.

26. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The following represents the condensed financial statements of First Midwest Bancorp, Inc., the Parent Company.

Statements of Condition
(Parent Company only)
(Dollar amounts in thousands)

	December 31, 2007	December 31, 2006
Assets		
Cash and interest-bearing deposits	$ 79,699	$ 88,603
Investment in and advances to subsidiaries	861,841	887,953
Goodwill	10,358	10,358
Other assets	43,843	33,601
Total assets	$ 995,741	$ 1,020,515
Liabilities and Stockholders' Equity		
Subordinated debt	$ 230,082	$ 228,674
Accrued expenses and other liabilities	41,684	40,827
Stockholders' equity	723,975	751,014
Total liabilities and stockholders' equity	$ 995,741	$ 1,020,515

Statements of Income
(Parent Company only)
(Dollar amounts in thousands)

	Years ended December 31, 2007	2006	2005
Income			
Dividends from subsidiaries	$ 123,520	$ 154,660	$ 84,980
Interest income	3,624	2,379	1,293
Security transactions and other income	1,443	1,369	1,155
Total income	128,587	158,408	87,428
Expenses			
Interest expense	14,969	13,719	9,014
Salaries and employee benefits	9,122	8,148	3,706
Amortization of intangible assets	-	372	167
Other expenses	3,900	7,085	4,457
Total expenses	27,991	29,324	17,344
Income before income tax expense and equity in undistributed income of subsidiaries	100,596	129,084	70,084
Income tax benefit	9,009	9,202	5,211
Income before undistributed income of subsidiaries	109,605	138,286	75,295
Equity in undistributed income of subsidiaries	(29,446)	(21,040)	26,082
Net income	$ 80,159	$ 117,246	$ 101,377

Statements of Cash Flows
(Parent Company only)
(Dollar amounts in thousands)

	Years ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 80,159	$ 117,246	$ 101,377
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income from subsidiaries	29,446	21,040	(26,082)
Depreciation of premises, furniture, and equipment	10	30	21
Net gains on sales of securities	-	-	(4)
Net losses on sales of fixed assets	23	-	-
Tax benefit from exercise of nonqualified stock options	1,201	1,112	972
Net amortization of other intangibles	-	372	167
Net increase in other assets	(4,353)	(1,857)	(3,937)
Net increase (decrease) in other liabilities	1,935	(970)	2,606
Net cash provided by operating activities	108,421	136,973	75,120
Investing Activities			
Purchases of securities available-for-sale	(2,200)	(1,123)	(76)
Proceeds from sales of securities available-for-sale	-	4	141
Purchase of other assets, net of sales	25	(17)	(8)
Acquisition, net of cash acquired	-	(306,005)	-
Net cash (used in) provided by investing activities	(2,175)	(307,141)	57
Financing Activities			
Proceeds from the issuance of subordinated debt	-	99,887	-
Proceeds from the issuance of common stock	-	143,623	-
Net purchases of treasury stock	(61,733)	(844)	(29,996)
Cash dividends paid	(58,499)	(53,757)	(44,828)
Exercise of stock options	4,721	4,610	4,108
Excess tax benefit from exercise of nonqualified stock options	361	924	-
Net cash (used in) provided by financing activities	(115,150)	194,443	(70,716)
Net (decrease) increase in cash and cash equivalents	(8,904)	24,275	4,461
Cash and cash equivalents at beginning of year	88,603	64,328	59,867
Cash and cash equivalents at end of year	$ 79,699	$ 88,603	$ 64,328

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chairman of the Board and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 and 15d-15 of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chairman of the Board and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective based on the specified criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2007. The report, which expresses an unqualified opinion on the Company's internal control over financial reporting as of December 31, 2007, is included in this Item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Midwest Bancorp, Inc.:

We have audited First Midwest Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). First Midwest Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Midwest Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Midwest Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of First Midwest Bancorp, Inc. and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois
February 26, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The Company's executive officers are elected annually by the Company's Board of Directors, and the Bank's executive officers are elected annually by the Bank's Board of Directors. Certain information regarding the Company's and the Bank's executive officers is set forth below.

Name (Age)	Position or Employment for Past Five Years	Executive Officer Since
John M. O'Meara (62)	Chairman of the Board and Chief Executive Officer of the Company as well as Chairman and Chief Executive Officer of the Bank. Previously, since 2003, Mr. O'Meara served as the Company's President and Chief Executive Officer, before which he served as the Company's Chief Operating Officer and as Chairman and Chief Executive Officer of the Bank. Mr. O'Meara has over 38 years of experience in the banking and financial institution industry. John M. O'Meara is the brother of Robert P. O'Meara, current Vice Chairman of the Company's Board.	1987
Kent S. Belasco (56)	Executive Vice President and Chief Information Officer of the Bank.	2004
Paul F. Clemens (55)	Executive Vice President and Chief Financial Officer of the Company; prior thereto, Senior Vice President, Chief Accounting Officer, and Principal Accounting Officer of the Company since 2006; prior thereto, Chief Financial Officer of the western Michigan market of Fifth Third Bank.	2006
Michael J. Kozak (56)	Executive Vice President and Chief Credit Officer of the Bank since 2004; prior thereto, Senior Vice President, Regional Credit Officer of the Bank.	2004
Cynthia A. Lance (39)	Executive Vice President and Corporate Secretary since 2007; prior thereto, Assistant General Counsel of CBOT Holdings, Inc. since 2006, and Assistant General Counsel of NYSE Group, Inc. (formerly Archipelago Holdings, Inc.) from 2004 to 2006; and prior thereto, corporate attorney for the Chicago law office of Sonnenschein, Nath and Rosenthal.	
Thomas J. Schwartz (58)	Executive Vice President of the Company and President and Chief Operating Officer of the Bank since 2007; prior thereto, Group President, Commercial Banking of the Bank.	2002
Michael L. Scudder (47)	President and Chief Operating Officer of the Company and Group Executive Vice Present of the Bank since 2007; prior thereto, Executive Vice President and Chief Financial Officer of the Company and Group Executive Vice President and Chief Financial Officer of the Bank.	2002
Janet M. Viano (52)	Group President, Retail Banking of the Bank.	2002
Stephanie R. Wise (40)	Executive Vice President, Business and Institutional Services since 2003; prior thereto, Executive Vice President, E-Commerce Division Manager of the Bank.	2004

Information relating to our directors, including our audit committee and audit committee financial experts and the procedures by which shareholders can recommend director nominees, will be in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be held on May 21, 2008, which will be filed within 120 days of the end of our fiscal year ended December 31, 2007 (the "2008 Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to our executive officer and director compensation will be in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence will be in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services will be in the 2008 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) **Financial Statements**

The following consolidated financial statements of the Registrant and its subsidiaries are filed as a part of this document under "Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Accounting Firm.

Consolidated Statements of Condition as of December 31, 2007 and 2006.

Consolidated Statements of Income for the years ended December 31, 2007, 2006, and 2005.

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2007, 2006, and 2005.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005.

Notes to Consolidated Financial Statements.

(a)(2) **Financial Statement Schedules**

The schedules for the Registrant and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the consolidated financial statements or the notes thereto.

(a)(3) **Exhibits**

See Exhibit Index beginning on the following page.

EXHIBIT INDEX

Exhibit Number	Description of Documents
3.1	Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3 to the Quarterly Report on Form 10-Q dated March 31, 2002.
3.2	Restated Bylaws of the Company is incorporated herein by reference to Exhibit 3.1 to the current report on Form 8-K dated August 15, 2007.
4.1	Amended and Restated Rights Agreement, Form of Rights Certificate and Designation of Series A Preferred Stock of the Company, dated November 15, 1995, is incorporated herein by reference to Exhibits (1) through (3) of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 21, 1995.
4.2	First Amendment to Rights Agreements, dated June 18, 1997, is incorporated herein by reference to Exhibit 4 of the Company's Amendment No. 2 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 30, 1997.
4.3	Amended Certificate of Designation of Series A Preferred Stock, dated June 17, 1998, is incorporated herein by reference to Exhibit 4 to the Quarterly Report of the Company on Form 10-Q dated June 30, 1998.
4.4	Amendment No. 2 to Rights Agreements, dated November 14, 2005, is incorporated herein by reference to Exhibit 4.1 of the Company's Amendment No. 3 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 16, 2005.
4.5	Amended and Restated Declaration of Trust of First Midwest Capital Trust I dated November 18, 2003 is incorporated herein by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K dated December 31, 2003.
4.6	Indenture dated as of November 18, 2003 is incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K dated December 31, 2003.
4.7	Series A Capital Securities Guarantee Agreement dated November 18, 2003 is incorporated herein by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K dated December 31, 2003.
10.1	Revolving Credit Agreement by and between First Midwest Bancorp, Inc. and M&I Marshall & Illsley Bank dated April 26, 2004 is incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated June 30, 2004.
10.2	Change in Terms Agreement to the Revolving Credit Agreement by and between First Midwest Bancorp, Inc. and M&I Marshall & Illsley Bank is herein incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated May 18, 2005.
10.3	Amendment and Waiver to the Revolving Credit Agreement by and between First Midwest Bancorp, Inc. and M&I Marshall & Illsley Bank is incorporated herein by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K dated December 31, 2005.
10.4	Extension Note to the Revolving Credit Agreement by and between First Midwest Bancorp, Inc. and M&I Marshall & Illsley Bank is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.
10.5	Amendment to the Revolving Credit Agreement by and between First Midwest Bancorp, Inc. and M&I Marshall & Illsley Bank is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 14, 2007.
10.6	Savings and Profit Sharing Plan as Amended and Restated is incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q dated June 30, 2007.

10.7 Short-term Incentive Compensation Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated June 30, 2006.

10.8 Restated Omnibus Stock and Incentive Plan is incorporated herein by reference to Exhibit 10 to the Company's Annual Report on Form 10-K dated December 31, 2002.

10.9 Amendment to the Restated Omnibus Stock and Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly report on form 10-Q dated June 30, 2006.

10.10 Amended and Restated Non-Employee Directors' 1997 Stock Option Plan is incorporated herein by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated September 30, 2000.

10.11 Amendment to the Amended and Restated Non-Employee Directors' 1997 Stock Option Plan is herein incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated June 30, 2003.

10.12 Restated Nonqualified Stock Option-Gain Deferral Plan.

10.13 Restated Deferred Compensation Plan for Nonemployee Directors.

10.14 Restated Nonqualified Retirement Plan.

10.15 Form of Letter Agreement for Nonqualified Stock Option Grant executed between the Company and the executive officers of the Company pursuant to the Company's Omnibus Stock and Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.16 Form of Letter Agreement for Nonqualified Stock Option Grant executed between the Company and the directors of the Company pursuant to the Company's Non-Employee Directors' Stock Option Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.17 Form of Letter Agreement for Restricted Stock Units Award executed between the Company and the executive officers of the Company pursuant to the Company's Omnibus Stock and Incentive Plan.

10.18 Form of Letter Agreement for Restricted Stock Award executed between the Company and the executive officers of the Company pursuant to the Company's Omnibus Stock and Incentive Plan.

10.19 Form of Indemnification Agreement executed between the Company and executive officers and directors of the Company is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.20 Form of Class I Employment Agreement between the Company and John M. O'Meara is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.21 Form of Class IA Employment Agreement between the Company and Michael L. Scudder and Thomas J. Schwartz is incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.22 Form of Class II Employment Agreement between the Company and certain executive officers is incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.23 Retirement and Consulting Agreement and Continuing Participant Agreement to the Omnibus Stock and Incentive Plan executed between the Company and former executive of the Company is incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K dated December 31, 2002.

10.24 Retirement and Consulting Agreements executed between the Company and former executive of the Company is incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q dated March 31, 2007.

10.25 Form of Split-Dollar Life Insurance Agreements executed between the Company and certain executive officers of the Company is incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K dated December 31, 1991.

10.26 Form of Amendment to Split-Dollar Life Insurance Agreements executed between the Company and certain executive officers of the Company is incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K dated December 31, 1992.

10.27 Summary of Executive Compensation is incorporated herein by reference to Exhibit 99 to the Company's Current Report on Form 8-K dated February 6, 2006.

10.28 Summary of Executive Compensation is incorporated herein by reference to the Company's Current Report on Form 8-K dated February 22, 2006.

10.29 Summary of Executive Compensation

10.30 Summary of Director Compensation

11 Statement re: Computation of Per Share Earnings - The computation of basic and diluted earnings per share is included in Note 13 of the Company's Notes to Consolidated Financial Statements included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this document.

12 Statement re: Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethics and Standards of Conduct

14.2 Code of Ethics for Senior Financial Officers

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

31.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

32.1 (1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

32.2 (1) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Exhibits 10.7 through 10.30 are management contracts or compensatory plans or arrangements required to be filed as an exhibit pursuant to item 14(a)3.

All other exhibits that are required to be filed with this form are not applicable to the Company.

(1) Furnished, not filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
Registrant

By ______________________________

John M. O'Meara
Chairman of the Board
and Chief Executive Officer

February 25, 2008

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities indicated on February 25, 2008.

Signatures	
/S/ JOHN M. O'MEARA John M. O'Meara	Chairman of the Board and Chief Executive Officer
/S/ ROBERT P. O'MEARA Robert P. O'Meara	Vice Chairman of the Board
/S/ PAUL F. CLEMENS Paul F. Clemens	Executive Vice President, Chief Financial Officer, and Principal Accounting Officer
/S/ VERNON A. BRUNNER Vernon A. Brunner	Director
/S/ BRUCE S. CHELBERG Bruce S. Chelberg	Director
/S/ JOHN F. CHLEBOWSKI, JR. John F. Chlebowski, Jr.	Director
/S/ JOSEPH W. ENGLAND Joseph W. England	Director
/S/ BROTHER JAMES GAFFNEY, FSC Brother James Gaffney, FSC	Director
/S/ THOMAS M. GARVIN Thomas M. Garvin	Director
/S/ PATRICK J. MCDONNELL Patrick J. McDonnell	Director

Signatures

Signatures	
/S/ JOHN E. ROONEY John E. Rooney	Director
/S/ ELLEN A. RUDNICK Ellen A. Rudnick	Director
/S/ JOHN L. STERLING John L. Sterling	Director
/S/ J. STEPHEN VANDERWOUDE J. Stephen Vanderwoude	Director

Exhibit 31.1

CERTIFICATION

I, John M. O'Meara, certify that:

1. I have reviewed this annual report on Form 10-K of First Midwest Bancorp Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

Chairman of the Board
and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Paul F. Clemens, certify that:

1. I have reviewed this annual report on Form 10-K of First Midwest Bancorp Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

Executive Vice President
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of First Midwest Bancorp, Inc. (the "Company"), hereby certifies that:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name: **John M. O'Meara**
Title: **Chairman of the Board and Chief Executive Officer**

Dated: February 25, 2008

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the undersigned officer of First Midwest Bancorp, Inc. (the "Company"), hereby certifies that:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name: **Paul F. Clemens**
Title: **Executive Vice President and Chief Financial Officer**

Dated: February 25, 2008

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

First Midwest Bancorp, Inc.

April 4, 2008

Dear Stockholder:

I am pleased to invite you to attend the 2008 Annual Meeting of Stockholders of First Midwest Bancorp, Inc. which will be held on Wednesday, May 21, 2008 at 9:30 a.m., Central time, at the Westin Chicago Northwest, 400 Park Blvd., Itasca, Illinois 60143. Attached and enclosed you will find a Notice setting forth the business expected to come before the meeting, the Proxy Statement, a Proxy Card and a copy of our 2007 Annual Report.

Your vote is very important to us. Whether or not you plan to attend the meeting in person, your shares should be represented and voted. Please cast your vote either by mail, telephone, or the Internet as instructed on the enclosed proxy card. Voting in any of these ways will not prevent you from attending the Annual Meeting. The Proxy Statement further explains how you can attend and vote your shares at the Annual Meeting.

On behalf of our Board of Directors, I would like to express our appreciation for your continued interest in the affairs of First Midwest Bancorp, Inc. I hope you will be able to attend the Annual Meeting.

Sincerely,

John M. O'Meara
Chairman of the Board and
Chief Executive Officer

First Midwest Bancorp, Inc.

First Midwest Bancorp, Inc.
One Pierce Place
Itasca, Illinois 60143

NOTICE OF ANNUAL MEETING

Date and Time:	May 21, 2008 at 9:30 a.m., Central time
Place:	Westin Chicago Northwest, 400 Park Blvd., Itasca, Illinois 60143
Items of Business:	• To elect five directors to our Board of Directors for a three-year term ending in 2011. • To ratify the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2008. • To consider approval of the *Amended and Restated First Midwest Bancorp, Inc. Directors Stock Plan.* • To transact such other business as may properly come before the Annual Meeting.
Record Date:	You can vote only if you owned shares of First Midwest Bancorp, Inc. common stock at the close of business on March 28, 2008, the Record Date for the Annual Meeting.
Inspection of List of Stockholders of Record:	A list of the stockholders of record as of March 28, 2008 will be available for inspection during ordinary business hours at our offices, One Pierce Place, Suite 1500, Itasca, Illinois 60143, from May 10, 2008 to May 20, 2008, as well as at the Annual Meeting.
Additional Information:	Additional information regarding the matters to be acted upon at the Annual Meeting is included in the accompanying Proxy Statement.
Proxy Voting:	It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by mail, telephone, or the Internet as instructed on your Proxy Card. Voting in any of these ways will not prevent you from attending, or voting your shares at the Annual Meeting. For instructions on how to vote your shares, see pages 1 to 5 of the enclosed Proxy Statement.
Mailing Date:	This notice and the accompanying Proxy Statement, Proxy Card and 2007 Annual Report, were mailed to you on or about April 4, 2008.

By order of the Board of Directors,

Cynthia A. Lance
Executive Vice President and
Corporate Secretary
First Midwest Bancorp, Inc.
April 4, 2008

PROXY STATEMENT
TABLE OF CONTENTS

First Midwest Bancorp, Inc.

First Midwest Bancorp, Inc.
One Pierce Place
Itasca, Illinois 60143

PROXY STATEMENT

Annul Meeting of Stockholders
May 21, 2008

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (Board) of First Midwest Bancorp, Inc., a Delaware corporation (FMBI, the Company or we), to be used at our 2008 Annual Meeting of Stockholders (Annual Meeting) on Wednesday, May 21, 2008 at 9:30 a.m., Central time, at the Westin Chicago Northwest, 400 Park Blvd., Itasca, Illinois 60143, and at any adjournments or postponements of the Annual Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy are first being sent to stockholders is April 4, 2008.

VOTING INSTRUCTIONS AND INFORMATION

Who can vote at the Annual Meeting?

You are entitled to vote or direct the voting of your shares of FMBI common stock (Common Stock) if you were a stockholder of record at the close of business on March 28, 2008, the record date (Record Date) for the Annual Meeting. On that date, there were approximately 48,548,000 shares of Common Stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting, held by approximately 2,400 stockholders of record.

A proxy is your direction to another person to vote your shares in the manner you instruct. When you sign the enclosed proxy card, you will appoint certain members of our management to vote your shares at the Annual Meeting in the manner you instruct. Even if you plan to attend the Annual Meeting, you should complete, sign and return your proxy card in advance.

Who is and is not a stockholder of record?

If you hold Common Stock that is registered in your name at our transfer agent, BNY Mellon Shareowner Services (formerly, Mellon Investor Services L.L.C.) as of the Record Date, you are a "stockholder of record". However, if you hold shares of our Common Stock indirectly through a broker, bank or similar institution, you are not a stockholder of record, rather, you are a stockholder whose shares are held in "street name" and your broker, bank, or other nominee is considered the stockholder of record and you are considered the "beneficial owner" of the shares.

We sent copies of our proxy materials directly to all stockholders of record. If you are a beneficial owner whose shares are held in "street name", these materials were sent to you by the bank, broker or similar institution through which you hold your shares. As the beneficial owner, you can direct this entity on how to vote your shares at the Annual Meeting and it is obligated to provide you with a voting instruction form for you to use for this purpose.

What does it mean if I receive more than one proxy card?

If you receive multiple proxy cards, this means you hold your shares in more than one account. To ensure that all your shares are voted, sign and return each proxy card. If you vote on the Internet or by telephone, you will need to vote once for each proxy voting instruction card you receive.

Do current FMBI employees who participate in the FMBI benefit plans receive a proxy mailing?

Employees who participate in the *First Midwest Bancorp, Inc. Savings and Profit Sharing Plan* (Savings and Profit Sharing Plan), *First Midwest Bancorp, Inc. Non-qualified Retirement Plan* (Retirement Plan), *First Midwest Bancorp, Inc. Stock Option Gain Deferral Plan* (Gain Deferral Plan), the *First Midwest Bancorp, Inc. Common Stock Fund* and/or the *First Midwest Bancorp, Inc Dividend Reinvestment Plan*, and have a Company e-mail address, will receive an e-mail from Broadridge Financial Solutions, Inc. describing how to access proxy materials and vote via the Internet or telephone. One e-mail will be sent for all accounts registered in the same employee name. If the employee's accounts are registered in different names, he or she will receive a separate e-mail for each account. This e-mail will be titled: FIRST MIDWEST BANCORP, INC. 2008 Annual Meeting of Stockholders and Proxy Vote.

The trustees under these plans are the record owners of all shares of Common Stock held in the plans, and the trustees will vote the shares held for the account of each employee in accordance with the instructions received from the employee. Employees should instruct the trustees how to vote their shares by using the instructions provided in the e-mail and vote via the Internet or by telephone. If the trustees do not receive voting instructions by the deadline specified, the trustees will vote the shares proportionally in the same manner as those shares for which instructions were received. Because the employees are not the record owners of the related shares, the employees may not vote these shares in person at the Annual Meeting.

What do I need to do to attend the Annual Meeting?

All stockholders must bring an acceptable form of identification, such as a driver's license, in order to attend the Annual Meeting in person. In addition, if you hold shares in "street name" and would like to attend our Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on March 28, 2008, the Record Date for voting. In order to vote at the Annual Meeting, you will also need a valid "legal proxy," which you can obtain by contacting your account representative at the broker, bank or similar institution through which you hold your shares. See below "How do I vote?"

How do I vote?

You may cast your vote in one of four ways:

- *By Internet.* The web address for Internet voting can be found on the enclosed proxy card. Internet voting is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by the deadline specified on the card.

- *By Telephone.* The number for telephone voting can be found on the enclosed proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by the deadline specified on the card.
- *By Mail.* Mark the enclosed proxy card, sign and date it, and return it in the pre-paid envelope we have provided. To be valid, your vote by mail must be received by the deadline specified on the card.
- *At the Annual Meeting.* You can vote your shares in person at the Annual Meeting. If you are a stockholder of record, in order to vote at the Annual Meeting, you must present an acceptable form of identification, such as a driver's license. If you hold your shares in "street name", in order to vote at the Annual Meeting, you must obtain a legal proxy, as described above, under "What do I need to do to attend the Annual Meeting?", and bring that proxy to the Annual Meeting.

How can I revoke my proxy, substitute a new proxy or change my vote?

You can revoke your proxy or substitute a new proxy at any time before your proxy is voted at the Annual Meeting by:

- subsequently submitting a new proxy through the Internet or by telephone; or
- subsequently executing and mailing a proxy card that is received on a later date; or
- giving written notice of revocation to our Corporate Secretary at One Pierce Place, Suite 1500, Itasca, Illinois 60143; or
- voting in person at the Annual Meeting.

If your shares are held in "street name", you may change your vote by submitting new voting instructions to your broker, bank, or other nominee.

How can I obtain an additional proxy card?

If you lose, misplace or otherwise need to obtain a proxy card, and:

- you are a stockholder of record, contact our Corporate Secretary's office at 630-875-7463; or
- you hold Common Stock indirectly through a bank, broker or similar institution, contact your account representative at that organization.

If I submit a proxy by the Internet, telephone or mail, how will my shares be voted?

If you properly submit your proxy by the Internet, telephone or mail, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions. If you sign, date and return your proxy card, but do not give voting instructions, your shares will be voted as follows:

- FOR the election of our director nominees;
- FOR the ratification of the appointment of Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2008;
- FOR approval of the *Amended and Restated First Midwest Bancorp, Inc. Directors Stock Plan*; and

- otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

How are votes counted?

- *Election of Directors.* You may vote FOR or AGAINST any or all director nominees, or you may ABSTAIN as to one or more directors. A majority of the votes cast with respect to the election of a director must be voted FOR the director in order for the director to be elected. A vote to ABSTAIN is not treated as a "vote cast" with respect to the election of a director, and thus will have no effect on the outcome of the vote. A director who fails to receive a majority FOR vote will tender his or her resignation to the Board for consideration, and our Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.
- *Ratification of the Appointment of Independent Auditors.* You may vote FOR or AGAINST the ratification of the appointment of our independent auditors or you may ABSTAIN. A majority of the votes cast must be voted FOR ratification in order for the proposal to pass. A vote to ABSTAIN is not treated as a vote FOR or AGAINST, and thus will have no effect on the outcome of the vote. This is an advisory vote, the results of which will be considered by the Audit Committee of the Board.
- *Amended and Restated First Midwest Bancorp, Inc. Directors Stock Plan.* You may vote FOR or AGAINST approval of the *Amended and Restated First Midwest Bancorp, Inc. Directors Stock Plan* or you may ABSTAIN. A majority of the shares present in person or represented by proxy at the Annual Meeting must be voted FOR this proposal in order for it to pass. A vote to ABSTAIN will have the effect of a vote AGAINST the proposal.
- *Broker Non-Vote.* A failure by your broker to vote your shares when you have not given voting instructions will have no effect on the outcome of the vote on either the election of directors or the ratification of the independent auditors. Because the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting is necessary to approve the *Amended and Restated First Midwest Bancorp, Inc. Directors Stock Plan*, a failure by your broker to vote your shares when you have not given voting instructions will have the effect of a vote AGAINST that proposal.

How many votes are required to transact business at the Annual Meeting?

A quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Common Stock as of March 28, 2008, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes are treated as present for quorum purposes.

Who pays for the expenses of this proxy solicitation?

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain of our directors, officers or employees or affiliates telephonically, electronically or by other means of communication and by Georgeson Inc., which we have hired to assist in the solicitation and distribution of proxies. Directors, officers and employees will receive no additional compensation for any such solicitation, and Georgeson Inc. will receive a fee of $15,000 for its services. We will reimburse brokers and other similar institutions for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

Additional Information

A copy of our Annual Report for the fiscal year ended December 31, 2007 is enclosed with this Proxy Statement. You also may obtain additional information regarding First Midwest Bancorp, Inc., including our corporate governance policies and practices, by visiting our website at *www.firstmidwest.com/aboutinvestor_corporate.asp*, or by a written request to our Corporate Secretary at First Midwest Bancorp, Inc., One Pierce Place, Suite 1500, Itasca, Illinois 60143.

Important Notice Regarding the Availability of Proxy Materials

A complete copy of this Proxy Statement and our Annual Report for the fiscal year ended December 31, 2007 are also available at *www.firstmidwest.com/aboutinvestor_corporate.asp*.

ITEM 1—ELECTION OF DIRECTORS

Nominees for Election

Our Board consists of 13 directors which are divided into three classes, with each class serving for staggered three-year terms. As a result, each year, only one class of directors stands for election at our annual meeting of stockholders. This year, the five individuals named below have been, upon the recommendation of our Nominating and Corporate Governance Committee, nominated by our Board to stand for election at the Annual Meeting. All nominees are currently directors of FMBI and, with the exception of John F. Chlebowski, Jr., previously have been elected by our stockholders. Mr. Chlebowski was brought to the attention of the Nominating and Corporate Governance Committee as a candidate by a third-party search firm and that committee initially recommended Mr. Chlebowski as a director and the Board elected him as member effective June 28, 2007.

If elected, each nominee will hold office for a three-year term ending in 2011 and until his or her successor has been elected and qualified, or until his or her earlier resignation or removal. All nominees have informed us that they are willing to serve as directors. Each nominee will tender his or her resignation as a director in accordance with our By-Laws and Corporate Governance Guidelines if he or she fails to receive the required vote for election, and the Board will determine whether it is in the best interest of the Company to accept any tendered resignation.

Nomination Process

In evaluating, identifying and recommending nominees for the Board, our Nominating and Corporate Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines, namely:

- the individual's judgment, expertise, character, skills, background, knowledge of matters useful to the oversight of the Company and other relevant experience;
- the individual's ability and willingness to commit adequate time to Board and committee matters; and
- the extent to which the interplay of the individual's expertise, skills, knowledge and personality with that of other Board members will build a Board that is effective, collegial and responsive to the needs of the Company.

We do not set specific, minimum qualifications that nominees must meet in order to be recommended to the Board. Each nominee is evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board. The Nominating and Corporate Governance Committee discusses and evaluates possible candidates in detail and outside consultants are sometimes employed to help identify potential candidates, the fees for which are reviewed and approved by the Chair of the Nominating and Corporate Governance Committee. When determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee considers the director's past attendance at meetings, participation in and contributions to Board activities, and the most recent Board self-evaluation.

The Nominating and Corporate Governance Committee will consider and evaluate director candidates recommended by stockholders in the same manner as other candidates identified by the Committee. A stockholder wanting to formally nominate a candidate must do so by following the procedures described in the Company's Articles of Incorporation, as amended from time to time.

Independence of Nominees and Non-Employee Directors

Our Board determines the independence of all non-employee directors in accordance with the "independence" requirements of the Nasdaq Stock Market listing standards (Nasdaq Rules). Accordingly, each year the Board affirmatively determines whether each non-employee director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Annually, each non-employee director is required to complete a questionnaire that provides information about relationships that might affect the determination of independence. Management then provides the Nominating and Corporate Governance Committee and Board with relevant facts and circumstances of any relationship bearing on independence of a director or nominee that are outside the categories permitted under Nasdaq Rules.

Based on the review and recommendation by the Nominating and Corporate Governance Committee, the Board analyzed the independence of each of the Company's nominees and other current directors, and determined that the following directors meet the standards of "independence" under our Corporate Governance Guidelines and Nasdaq Rules: Vernon A. Brunner, Bruce S. Chelberg, John F. Chlebowski, Jr., Joseph W. England, Brother James Gaffney, Thomas M. Garvin, Patrick J. McDonnell, John E. Rooney, Ellen A. Rudnick, John L. Sterling and J. Stephen Vanderwoude. Our Board also determined that John M. O'Meara, the Company's current Chairman and Chief Executive Officer, and Robert P. O'Meara, the Company's current Vice Chairman and former Chief Executive Officer, are both not "independent" under the standards of our Corporate Governance Guidelines and Nasdaq Rules.

In addition, our Board determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined under Nasdaq Rules, and Patrick J. McDonnell is an "audit committee financial expert" within the meaning of the rules and regulations of the Securities and Exchange Commission (SEC).

The following individuals are the nominees for election for service on the Board:

John F. Chlebowski, Jr.
62
Director since 2007

Mr. Chlebowski, served as the President and Chief Executive Officer of Lakeshore Operating Partners, LLC, a bulk liquid distribution firm, from March 2000 until his retirement in December 2004. From July 1999 until March 2000, Mr. Chlebowski was a senior executive and co-founder of Lakeshore Liquids Operating Partners, LLC, a private venture firm, and from January 1998 until July 1999, he was a private investor and consultant in bulk liquid distribution. Mr. Chlebowski served as President and Chief Executive Officer of GATX Terminals Corporation, a subsidiary of GATX Corporation, from 1994 until 1997. He also served as Chief Financial Officer and Vice President, Finance of GATX Corporation, a specialized finance and leasing company, from 1986 until 1994 and Vice President, Finance from 1984 until 1986. Mr. Chlebowski is also a director of NRG Energy, Inc.

Thomas M. Garvin
72
Director since 1989

Mr. Garvin retired in 2001 as President and Chief Executive Officer of G.G. Products Company, Oakbrook, Illinois (a food business acquirer). In accordance with Board policy, Mr. Garvin has submitted his resignation each year since he reached age 70 in 2005, however the Board has suspended the retirement policy as applied to Mr. Garvin until December 31, 2008.

John M. O'Meara *62* *Director since 1982*	Since May 2007, Mr. O'Meara has served as our Chairman of the Board and Chief Executive Officer. He also serves as Chairman and Chief Executive Officer of First Midwest Bank, our wholly owned subsidiary. Since 2003, Mr. O'Meara previously served as our President and Chief Executive Officer, before which he served as our Chief Operating Officer and as Chairman and Chief Executive Officer of First Midwest Bank. Mr. O'Meara has over 38 years of experience in the banking and financial institution industry. John M. O'Meara is the brother of Robert P. O'Meara, the current Vice Chairman of our Board.
John E. (Jack) Rooney *65* *Director since 2005*	Since 2000, Mr. Rooney has served as the President and Chief Executive Officer of U.S. Cellular Corporation, Chicago, Illinois (a cellular communications provider). Mr. Rooney has also served as a director of U.S. Cellular since 2000.
Ellen A. Rudnick *57* *Director since 2005*	Since 1999, Ms. Rudnick has served as the Executive Director of the Michael Polsky Center for Entrepreneurship at the University of Chicago Graduate School of Business. She currently serves on the Board of Liberty Mutual Insurance, Patterson Companies and HMS Holdings, Corp.

For more information regarding our Board, its members, its committees and our corporate governance practices, please see the section of this Proxy Statement entitled "Corporate Governance at First Midwest Bancorp, Inc." beginning on page 16, or visit the Investor Relations Section of our website at *http://www.firstmidwest.com/aboutinvestor_overview.asp*.

Directors' Recommendation

The Board unanimously recommends a vote FOR the election of each of the nominees listed above for service on the Board.

ITEM 2—RATIFICATION OF INDEPENDENT AUDITORS

Independent Auditors

The Audit Committee of the Board has selected Ernst &Young LLP as our independent auditors for our fiscal year ending December 31, 2008. We are submitting the selection of independent auditors for stockholder ratification at the Annual Meeting. We expect a representative of Ernst & Young LLP to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders. Ernst & Young LLP also served as our independent auditors for our fiscal year ended December 31, 2007.

Our organizational documents do not require that our stockholders ratify the selection of our independent auditors. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Ernst & Young LLP, but still may retain them nonetheless. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of FMBI.

Fees Paid to Independent Auditors

The Audit Committee, or a designated member thereof, approves in advance all audit and any non-audit service rendered by Ernst & Young LLP and its consolidated subsidiaries. The following table shows information about fees paid by FMBI and its subsidiaries to Ernst & Young LLP.

	2007	Percent of 2007 Services Approved by Audit Committee	2006	Percent of 2006 Services Approved by Audit Committee
Audit fees	$712,916	100%	$685,000	100%
Audit-related fees [(a)]	95,300	100%	215,000	100%
Tax fees [(b)]	47,100	100%	29,050	100%
All other fees	1,500	100%	2,500	100%

(a) Includes fees related to the audit of the Company's benefit plans, and consultation regarding technical accounting and reporting matters.

(b) Includes tax return review services and tax advice and planning.

For audit related services, tax services and all other services, our Audit Committee has determined specific services and dollar thresholds under which such services would be considered pre-approved. To the extent management requests services other than these pre-approved services, or beyond the dollar thresholds, our Audit Committee must specifically approve the services. Further, under the policy, the independent auditors are prohibited from performing the non-audit services identified by the SEC as prohibited. The policy requires management to provide to our Audit Committee on a quarterly basis a summary of all services performed by the independent auditors.

Directors' Recommendation

The Board unanimously recommends a vote FOR ratification of the appointment of Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2008.

ITEM 3—APPROVAL OF AMENDED AND RESTATED FIRST MIDWEST BANCORP, INC. DIRECTORS STOCK PLAN

Background

We currently maintain a *First Midwest Bancorp, Inc. Non-Employee Directors Stock Option Plan* (Directors Plan) that we use for awarding equity-based compensation to non-employee directors. As of the Record Date, seven shares remain available for future grants under the Directors Plan. Consequently, we are asking our stockholders to approve an *Amended and Restated Directors Stock Plan* (Restated Plan) to replace the Directors Plan and to, among other things: (1) increase by 200,000 shares (which represents 0.41% of our issued and outstanding Common Stock) the number of shares of Common Stock authorized for grant to non-employee directors via equity awards, which should be sufficient for at least three years based on current assumptions; (2) in addition to options, permit the issuance of a variety of equity awards, including stock appreciation rights, restricted stock, restricted stock units and other awards; (3) provide that the Compensation Committee shall be responsible for the administration of the plan including recommending to the Board the type or types of awards to be made under the plan and the amount of such awards; and (4) expressly prohibit repricing without stockholder approval.

Purpose of the Restated Plan

We believe that our ability to attract and retain sophisticated, qualified, high-performing non-employee directors is vital to our success and growth as a company. Providing a non-employee director compensation program that attracts qualified independent director candidates with a broad range of attributes is essential to the effective oversight of the Company's business. Annual equity compensation is a very effective component of such a program. We also believe equity compensation appropriately aligns directors' interests with stockholders'.

As a result, we believe the Restated Plan will allow us to grant compensatory awards that are responsive to FMBI's needs and will advance its long-term interests. Without equity-based compensation, we would be at a disadvantage against competitor companies in attracting and retaining qualified independent directors, which is critical to our future success. We strongly believe that our equity-based incentive programs and an emphasis on non-employee director stock ownership have been integral to our success in the past and will continue to be important to our ability to achieve consistently strong performance in the years ahead. Our Board approved the Restated Plan, subject to stockholder approval, on February 20, 2008. In reaching its decision to recommend approval of the Restated Plan, the Board considered current best practices.

Because there are only seven shares remaining available to the Company for future grant under the Directors Plan the Board believes failure to approve the Restated Plan will seriously harm our ability to attract and retain sophisticated and qualified independent directors.

Historical Equity Compensation

Historically, we have granted stock options to our non-employee directors under the Directors Plan. Generally, awards vest on the first anniversary from their date of grant and expire on the third anniversary of the non-employee director's termination of service to the Board for any reason, provided that awards may not be exercised beyond the tenth anniversary of their date of grant.

We believe that stock options align the interest of non-employee directors with those of stockholders because the value of the option is only realized if our stock price increases after the date of the award. We also believe that RSAs and RSUs align the interest of non-employee directors with those of stockholders because these awards provide greater value as our stock price increases. Because the current Directors Plan only permits the issuance of options to our non-employee directors, consistent with our philosophies, we are asking that the Restated Plan in addition to permitting the issuance of options, also permit the issuance of a variety of equity awards, including stock appreciation rights, restricted stock, restricted stock units, and other awards. Further, we are asking that the Restated Plan authorize an additional 200,000 shares for grant to non-employee directors via equity awards which will allow us to continue to provide equity awards to our non-employee directors for a period of at least three years, based on current assumptions.

The table immediately below shows what the approximate breakdown of available shares would have been had the Restated Plan been in effect as of the Record Date, along with our other equity-based compensation plan the *First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan* (Omnibus Plan), that we use for awarding equity-based compensation to key employees. Together, these plans are intended to maintain a net annual dilution of less than 3% of our total shares of Common Stock outstanding.

Total	Restated Plan	Ominbus Plan
717,000	200,000	524,000

The following table sets forth information, as of December 31, 2007, relating to the equity compensation plans of the Company pursuant to which options, restricted stock, restricted stock units, or other rights to acquire shares may be granted from time to time.

	Equity Compensation Plan Information		
Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Approved by stockholders (1)	2,687,724	$31.83	894,955
Not approved by stockholders (2)	4,789	17.60	-
Total	2,692,513	$31.81	894,955

(1) Includes all outstanding options and awards under the Omnibus Plan and the Directors Plan. Additional information and details about these plans are disclosed in Notes 1 and 18 of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) Represents shares underlying deferred stock units credited under the Retirement Plan, payable on a one-for-one basis in shares of the Company's Common Stock. The Retirement Plan is a defined contribution deferred compensation plan under which participants are credited with deferred compensation equal to contributions and benefits that would have accrued to the participant under the Company's tax-qualified plans, but for limitations under the Internal Revenue Code of 1986, as amended, and to amounts of salary and annual bonus that the participant has elected to defer. Participant accounts are deemed to be invested in separate investment accounts under the plan, with similar investment alternatives as those available under the Company's Savings and Profit Sharing Plan, including an investment account deemed invested in shares of the Company's Common Stock. The accounts are adjusted to reflect the investment return related to such deemed investments. Except for the 4,789 shares set forth in the table above, all amounts credited under the Retirement Plan are paid in cash.

Approval of the Restated Plan requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting.

Summary Description of the Restated Plan

The following description of the Restated Plan sets forth its material terms, however, it is a summary, and does not purport to be complete, and is qualified in its entirety by reference to the provisions of the Restated Plan which is attached hereto as Annex A.

- Participants: All non-employee directors of the Company will be eligible to participate in the Restated Plan (Participants). As of the Record Date, approximately 12 non-employee directors would be eligible for awards under the Restated Plan.
- Limit on Shares Authorized: The Restated Plan authorizes the grant of 200,000 shares of Common Stock, which represents approximately 0.41% of our issued and outstanding Common Stock as of the Record Date. Of the shares available for grant under the Restated Plan, all may be used for full value awards.
- Reuse: The Restated Plan provides that only the following shares may be added back to the aggregate Restated Plan limit: (1) shares tendered in payment of the exercise price; (2) shares withheld by the Company to satisfy tax withholding obligations if any; and (3) shares representing cancelled or forfeited awards.
- Vesting and Restricted Period: Generally, awards shall vest and become exercisable in full one year after the grant date, unless prior thereto the non-employee director has ceased to be a director for any reason other than death or disability, or a change-in-control of the Company.
- Death, Disability: In the event the service of a non-employee director to the Board terminates by reason of death or disability, any unvested award shall immediately vest and become exercisable at any time prior to the expiration date of the award, or within three years after such date of termination of service, whichever period is the shorter.
- No Repricing of Stock Options or SARs: The Restated Plan expressly prohibits the repricing of awards without stockholder approval. The Company has never repriced awards.
- Administration: The Compensation Committee will administer the Restated Plan and will determine the number of shares covered by each award, and establish the terms, conditions and other provisions of the awards. The Compensation Committee may interpret the Restated Plan and establish, amend and rescind any rules relating to the Restated Plan, including adoption of rules or procedures.
- Awards: Below are the types of awards that may be granted under the Restated Plan. Except to the extent permitted by the specific terms of any non-qualified stock options, no award will be assignable or transferable except by will, the laws of descent and distribution or in the discretion of the Compensation Committee.
    - *Stock Options*. Stock options may be granted under the Restated Plan. The Restated Plan permits all of the shares available under the Restated Plan to be awarded in the form of stock options if the Compensation Committee so determines. The exercise period for any stock option will be determined by the Compensation Committee at the time of grant, which may provide that options may be exercisable in installments. The exercise price per share of Common Stock of any option may not be less than the fair market value of a share of Common Stock on the date of grant. Each stock option may be exercised in whole, at any time, or in part, from time to time, after the grant becomes exercisable. The exercise price is payable in cash, in shares of already owned Common

Stock, in any combination of cash and shares, pursuant to a broker-assisted cashless exercise program, or by such methods as the Compensation Committee may deem appropriate.

- *Stock Appreciation Rights.* Stock appreciation rights may be granted independently of any stock option or in tandem with all or any part of a stock option granted under the Restated Plan, upon such terms and conditions as the Compensation Committee may determine.
- *Restricted Stock Awards (RSAs).* Restricted stock are shares of Common Stock that may not be sold or otherwise disposed of during a restricted period after grant, the duration of which will be determined by the Compensation Committee. The Compensation Committee may provide for the lapse of such restrictions in installments. Restricted stock may be voted by the recipient. Dividends on the restricted stock may be payable to the recipient in cash or in additional restricted stock. A recipient of a grant of restricted stock will generally earn unrestricted ownership thereof only if the individual is continuously in the service of the Board during the entire restricted period.
- *Restricted Stock Units (RSUs).* RSUs are fixed or variable share units valued, at the Compensation Committee's discretion, in whole or in part by reference to, or otherwise based on, the fair market value of the Company's Common Stock. The Compensation Committee will determine the terms and conditions applicable to RSUs, including any applicable restrictions, conditions or contingencies. A RSU may be payable in Common Stock, cash or a combination of both.
- *Other Incentive Awards.* The Compensation Committee may grant other types of awards of Common Stock or awards based in whole or in part by reference to Common Stock (Other Incentive Awards). The Compensation Committee will determine the time at which grants of such Other Incentive Awards are to be made, the size of such awards and all other conditions of such awards, including any restrictions, deferral periods or performance requirements.

- Adjustments: In the event there is a change in the capital structure of the Company as a result of any stock dividend or split, recapitalization, merger, consolidation or spin-off or other similar corporate change, the Compensation Committee will make an adjustment in the number and class of shares of Common Stock available for issuance under the Restated Plan and the number and class of shares covered by any outstanding award and the price per share thereof.
- Change-in-Control: In the event of a change-in-control of the Company all awards under the Restated Plan shall vest 100% and become exercisable in full.
- Amendments and Termination: The Board may amend, modify, suspend or terminate the Restated Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would adversely affect the rights of any Participant under any award previously granted to such Participant shall be made without the consent of such Participant.
- Termination Date: There is no set termination date for the Restated Plan.

Federal Income Tax Considerations.

The following discussion summarizes the federal income tax consequences to Participants who may receive grants of awards under the Restated Plan. The discussion is based upon current interpretations of the Code, and the regulations promulgated thereunder as of such date.

- *Stock Options.* For federal income tax purposes, no income is recognized by a participant upon the grant of a non-qualified stock option under the Restated Plan. Upon the exercise of a non-qualified option, compensation taxable as ordinary income will be realized by the participant in an amount equal to the excess of the fair market value of a share of Common Stock on the date of such exercise over the exercise price. A subsequent sale or exchange of such shares will result in gain or loss measured by the difference between (1) the exercise price, increased by any compensation reported upon the participant's exercise of the option and (2) the amount realized on such sale or exchange. Such gain or loss will be capital in nature if the shares were held as a capital asset and will be long-term if such shares were held for more than one year. The Company is entitled to a deduction for compensation paid to a participant at the same time and in the same amount as the participant is considered to have realized compensation by reason of the exercise of an option.
- *Stock Appreciation Rights.* No taxable income is recognized by a participant upon the grant of an SAR under the Restated Plan. Upon the exercise of an SAR, however, compensation taxable as ordinary income will be realized by the participant in an amount equal to the cash received upon exercise, plus the fair market value on the date of exercise of any shares of Common Stock received upon exercise. Shares of Common Stock received on the exercise of an SAR will be eligible for capital gain treatment, with the capital gain holding period commencing on the date of exercise of the SAR. The Company is entitled to a deduction for compensation paid to a participant at the same time and in the same amount as the participant is considered to have realized compensation by reason of the exercise of the SAR.
- *Restricted Stock.* A recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the Common Stock at the time the award vests or is no longer subject to forfeiture. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of the grant will recognize ordinary taxable income on the date of the grant equal to the fair market value of the award as if the award was unrestricted and could be sold immediately. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited stock. Upon sale of the restricted stock after vesting or after the forfeiture period has expired, the holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires.

  However, if the recipient timely elects to be taxed as of the date of the grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the award on the date of the grant as if the award were then unrestricted and could be sold immediately. A participant receiving dividends with respect to an award for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income, rather than dividend income, in an amount equal to the dividends paid. The amount of ordinary income recognized upon the lapse of restrictions or by making the above-described election is deductible by the Company as compensation expense.

- *Restricted Stock Units.* A recipient of RSUs will generally be subject to tax at ordinary income rates on the fair market value of Common Stock issued pursuant to such an award. The fair market value of any Common Stock received will generally be included in income at the time of receipt. The capital gain or loss holding period for any Common Stock distributed under an award will begin when the recipient recognizes ordinary income in respect of that distribution. The amount of ordinary income recognized is deductible by the Company as compensation expense.
- *Other Incentive Awards.* The federal income tax consequences of Other Incentive Awards will depend on how such awards are structured. Generally, the Company will be entitled to a deduction with respect to such awards only to the extent that the recipient realizes compensation income in connection with such awards. It is anticipated that Other Incentive Awards will usually result in compensation income to the recipient in some amount. However, some forms of Other Incentive Awards may not result in any compensation income to the recipient or any income tax deduction for the Company.

Restated Plan Benefits

The type and amount of any future awards under the Restated Plan are not currently determinable by the Compensation Committee. Under the Restated Plan, our Board upon the recommendation of the Compensation Committee would have the ability to issue equity awards in the form of restricted stock or restricted stock units rather than our historical practice of issuing non-qualified stock options. This option is currently under review by our Compensation Committee. For information with respect to our current and historical practice for compensating our non-employee directors, please see the section of this Proxy Statement entitled "Director Compensation" beginning on page 22.

Registration with the SEC

The Company intends to file a Registration Statement on Form S-8 relating to the issuance of Common Stock under the Restated Plan with the SEC pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the Restated Plan by the Company's stockholders.

Directors' Recommendation

The Board unanimously recommends stockholders vote "For" approval of the Restated Plan.

CORPORATE GOVERNANCE AT FIRST MIDWEST BANCORP, INC.

Our Board is committed to maintaining strong corporate governance principles and practices. If you would like additional information about our corporate governance practices, you may view the following documents on our website at *www.firstmidwest.com/aboutinvestor_corporate.asp* or request them in print by sending a written request to the Corporate Secretary at First Midwest Bancorp, Inc., One Pierce Place, Itasca, Illinois 60143:

- Code of Ethics for Senior Financial Officers
- Code of Ethics and Standards of Conduct
- Related Person Transaction Policies and Procedures
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Corporate Governance Guidelines

Corporate Governance Guidelines and Committee Charters

The Corporate Governance Guidelines and the charters of the three standing committees of our Board describe our corporate governance practices. The Corporate Governance Guidelines and charters are intended to ensure that our Board has practices in place to review and evaluate our business operations and to make decisions that are independent of management. The Corporate Governance Guidelines establish the practices the Board follows with respect to Board composition and selection, Board meetings, management and Board performance evaluations, succession planning, Board committees and director compensation.

The Corporate Governance Guidelines and standing committee charters are reviewed periodically and updated as necessary to reflect changes in regulatory requirements and evolving corporate governance practices. The Corporate Governance Guidelines comply with requirements contained in Nasdaq Rules and otherwise enhance our corporate governance policies.

Code of Ethics and Standards of Conduct and Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics and Standards of Conduct, which applies to all of our directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers which applies to our senior financial officers. Our Code of Ethics and Standards of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and also meets the requirements of a "code of business conduct and ethics" under Nasdaq Rules. Annually all employees are required to certify that they have reviewed and are familiar with the Code of Ethics and Standards of Conduct, and all officers are required to certify compliance with the code. Waivers of the Code of Ethics and Standards of Conduct for executive officers are required to be disclosed to the Chair of the Nominating and Corporate Governance Committee of the Board. Both documents are available on our website and we will provide stockholders with a printed copy upon request.

Meetings

Our Board holds regularly scheduled quarterly meetings. Typically, committee meetings occur either the day of, or the day prior to the Board meeting. Twice a year, the Board devotes additional time to presentations and discussions with senior management about the Company's long-term strategy. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present.

In addition to the quarterly meetings, typically there are special meetings each year. For example, during 2007 our Board held one special meeting, our Audit Committee held seven special meetings, our Compensation Committee held three special meetings and our Nominating and Corporate Governance Committee held two special meetings.

We expect our directors to attend all Board meetings and meetings of committees of the Board on which they serve. Directors are also expected to attend each annual stockholders meeting. All directors, including the current nominees for director, attended last year's annual stockholders meeting held on May 16, 2007, with the exception of Mr. Chlebowski who was not appointed to the Board until June 28, 2007.

The Board held a total of five meetings during 2007. Director attendance at meetings of the Board and its committees averaged 95% during 2007. Each director attended at least 75% of the total number of meetings of the Board and committees on which he or she served. The Board met in executive session without management present during all of its 2007 meetings with the committee chair who is most familiar with the subject matter being discussed leading the discussion.

Board Committees

Our Board has three standing committees, our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each committee has a written charter and the Board has determined that each of the members of our standing committees is "independent" under the provisions of our Corporate Governance Guidelines and Nasdaq Rules. The table below provides current membership and meeting information for each of the Board committees for the 2007 fiscal year. Our Audit Committee memberships changed during the 2007 fiscal year when Mr. Chlebowski became a member of that committee on August 15, 2007.

Name	Audit	Compensation	Nominating & Corp. Governance
Brunner, Vernon A.		X	
Chelberg, Bruce S.	X		X*
Chlebowski Jr., John F.	X		
England, Joseph W.	X*		
Gaffney, Brother James			X
Garvin, Thomas M.		X	X
McDonnell, Patrick J.	X		
O'Meara, John M.			
O'Meara, Robert P.			
Rooney, John E.	X		
Rudnick, Ellen A.			X
Sterling, John L.		X	
Vanderwoude, J. Stephen	X	X*	
Total meetings in fiscal year 2007	11	7	5

* Committee Chair

Below is a description of each standing committee of our Board. Each standing committee has the authority to engage legal counsel or other advisors or consultants as it deems appropriate to carry out its responsibilities. The charter of each standing committee describes the specific responsibilities and functions of such committee, and you may view each charter by visiting our website at *www.firstmidwest.com/aboutinvestor_corporate.asp.*

Audit Committee. The primary responsibilities of the Audit Committee are to: (1) assist the Board in its oversight of the integrity of our financial statements and systems of internal control over financial reporting; (2) oversee the Company's compliance with legal and regulatory requirements relating to financial reporting and disclosure; (3) evaluate the independence and qualifications of our independent auditors; and (4) oversee the performance of our independent auditors and our internal audit function. The Audit Committee also is solely responsible for the appointment, compensation, and retention of our independent auditors. The Audit Committee relies on the expertise and knowledge of management, the internal auditors, and the independent auditor in carrying out its oversight responsibilities. The Audit Committee Charter describes the Committee's specific responsibilities.

Compensation Committee. The primary responsibilities of the Compensation Committee are to: (1) assist the Board in establishing the annual goals and objectives of the Chief Executive Officer; (2) recommend to the Board the compensation of the Chief Executive Officer and senior officers of the Company; (3) oversee and advise the Board on the adoption of policies that govern our compensation programs and other compensation-related polices; (4) oversee administration of our equity-based compensation and other benefit plans; and (5) approve and authorize grants of equity compensation awards under our equity plans. From time to time the Compensation Committee reviews the compensation paid to non-employee directors, and makes recommendations to the Board for any adjustments. Our Chief Executive Officer and Chief Operating Officer generally attend Compensation Committee meetings but are not present for the executive sessions or for any discussion of their own compensation.

The Compensation Committee has the sole authority to retain and terminate any compensation consultant used to assist in the evaluation of executive compensation and to approve the consultant's fees and retention terms. From time to time the Compensation Committee retains Deloitte Consulting, a compensation consultant, to provide analysis and advice on various matters relating to the compensation of our executive officers and directors. Deloitte Consulting does not perform any other services for the Company and is directly accountable to the Compensation Committee. The Committee must approve all services performed by the consultant and the Committee believes that the advice of Deloitte Consulting has been fully independent during its service to the Compensation Committee. From time to time the Compensation Committee may delegate authority to the Company's Retirement and Benefit Plans Administration Committee, Chief Executive Officer, Chief Financial Officer or the employee resources director to fulfill certain administrative duties regarding the compensation programs. See the section entitled "Named Executive Officer Discussion and Analysis" beginning on page 26 for more information about the Compensation Committee's work.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are to: (1) determine the slate of director nominees for election to our Board; (2) identify and recommend candidates to fill vacancies occurring between annual stockholder meetings; (3) review the composition of Board committees; (4) monitor compliance with, review, and recommend changes to the Code of Ethics and Standards of Conduct and Corporate Governance Guidelines; and (5) review our policies and programs that relate to matters of corporate responsibility. The Chair of the Nominating and Corporate Governance Committee also is responsible for leading the Board's annual performance review. The Nominating and Corporate Governance Committee regularly reviews and recommends any necessary or desirable changes to our By-Laws.

Related Person Transactions

We maintain a policy for reviewing, approving and monitoring transactions involving the Company and "related persons" (generally, directors and executive officers or their immediate family members, or stockholders owning 5% or more of our Common Stock). Our policy covers any transaction that meets the minimum threshold for disclosure in a proxy statement under SEC rules and regulations (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect interest).

Our Nominating and Corporate Governance Committee is responsible for reviewing and approving (or ratifying) all transactions with related persons. The Nominating and Corporate Governance Committee will take into account all relevant factors in its analysis, including whether the transaction is on terms comparable to those available to third-parties. The Nominating and Corporate Governance Committee will also determine whether any transaction with a related person impairs the independence of a director, or presents a conflict of interest on the part of a director or executive officer. The Chair of the Nominating and Corporate Governance Committee may pre-approve or ratify any transaction with a related person involving an amount up to $500,000. The policy also provides that transactions involving competitive bids, the rendering of services by a regulated entity and certain ordinary course of business banking transactions shall be deemed to be pre-approved by the Nominating and Corporate Governance Committee.

During 2007, the Nominating and Corporate Governance Committee reviewed and approved the employment of Brian J. O'Meara, our Director of Marketing and son of John M. O'Meara, who earned more than $120,000 in 2007. Also during 2007, the Company and our banking subsidiary, engaged in transactions in the ordinary course of business with some of our executive officers, directors and entities with which they are associated. All loans, loan commitments and other banking services in connection with these transactions were in the ordinary course of business, on substantially the same terms, including current interest rates and collateral, as those prevailing at the time for comparable transactions with others not related to the Company and did not involve more than the normal risk of collectibility or present other unfavorable features.

Compensation Committee Interlocks and Insider Participation

None of our executive officers during the 2007 fiscal year served, or currently serves, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee.

Stockholder Communication with Directors

Stockholders may contact an individual director, the Board as a group, or a specified Board committee or group, including our independent directors as a group, by submitting written correspondence to First Midwest Bancorp, Inc., Attn: Board of Directors, One Pierce Place, Itasca, Illinois 60143. Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. The Company will initially receive and process communications before forwarding them to the addressee. Communications also may be referred to other departments within the Company. The Company generally will not forward to the directors a stockholder communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about the Company. Concerns about questionable accounting or auditing matters should be reported in writing to the Board's Audit Committee Chair or the Company's Audit Services Director at First Midwest Bancorp, Inc., One Pierce Place, Itasca, Illinois 60143.

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND MANAGEMENT

The following table sets forth, as of February 15, 2008, information about the beneficial ownership of our Common Stock by all directors, our named executive officers (as defined on page 26), and our directors and all executive officers as a group. Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to applicable community property laws that may apply to create shared voting and investment power. Unless indicated in the notes, the address of each beneficial owner is c/o First Midwest Bancorp, Inc. One Pierce Place, Suite 1500, Itasca, Illinois 60143.

We calculated the "Percent of Class" based on approximately 49,400,000 shares of Common Stock outstanding on February 15, 2008. In accordance with SEC regulations, we also include: (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of February 15, 2008; and (2) shares issuable upon settlement of restricted stock units that are vested, or will become vested within 60 days of February 15, 2008. Those shares are deemed to be outstanding and beneficially owned by the person holding such option for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial Owner	Number of Shares (1)(2)	Percent of Class
Directors		
Vernon A. Brunner	27,062	*
Bruce S. Chelberg	56,207	*
John F. Chlebowski Jr.	-	-
Joseph W. England	35,313	*
Brother James Gaffney	23,052(3)	*
Thomas M. Garvin	55,105(4)	*
Patrick J. McDonnell	25,472	*
John M. O'Meara	758,027(5)	1.53%
Robert P. O'Meara	663,273	1.34%
John E. Rooney	15,038	*
Ellen A. Rudnick	7,913	*
John L. Sterling	103,916	*
J. Stephen Vanderwoude	36,758	*
Named Executive Officers (other than CEO)		
Paul Clemens	-	-
Mark M. Dietrich	7,698	*
Thomas J. Schwartz	225,666(6)	*
Michael L. Scudder	110,703(7)	*
Janet M. Viano	93,048(8)	*
All directors and executive officers (including named executive officers) as a group (22 persons)	2,454,643(9)	4.97%

Notes:

(1) Includes the following shares of Common Stock subject to options exercisable within 60 days after February 15, 2008: Mr. Brunner, 18,958 shares; Mr. Chelberg, 22,541 shares; Mr. England, 23,045 shares; Brother Gaffney, 22,954 shares; Mr. Garvin, 2,626 shares; Mr. McDonnell, 14,972 shares; Mr. John O'Meara, 272,456 shares; Mr. Robert O'Meara, 10,735 shares; Mr. Rooney, 8,581 shares; Ms. Rudnick, 6,913 shares; Mr. Sterling, 18,684 shares; Mr. Vanderwoude 19,257 shares; Mr. Schwartz, 88,604 shares; Mr. Scudder, 88,523 shares; and Ms. Viano, 65,865 shares.

(2) Some of our directors and officers have deferred cash compensation (in the form of phantom Common Stock) or stock option gains (in the form of Common Stock equivalents) under our deferred compensation plans which are described on page 44. Some of these deferred amounts will be paid out in shares of our Common Stock upon the directors' or officers' retirement or other termination of employment or service with the Company. The number of shares of Common Stock to which the directors and officers would be entitled had their employment or service with the Company terminated as of February 15, 2008, is as follows: Mr. Brunner, 1,549 shares; Mr. Garvin, 25,273 shares; Mr. John O'Meara, 243,723 shares; Mr. Robert O'Meara, 154,227 shares; Mr. Rooney, 3,537 shares; Mr. Vanderwoude, 9,007 shares; Mr. Schwartz, 87,174 shares; Mr. Scudder, 7,223 shares and Ms. Viano, 6,963 shares. The directors and officers have voting and investment power for the shares of phantom Common Stock and voting power but no dispositive power for the Common Stock equivalent shares.

(3) Includes 98 shares of Common Stock as to which Brother Gaffney disclaims beneficial ownership.

(4) Includes 24,863 shares of Common Stock held in a margin account.

(5) Includes 124,957 shares of Common Stock held in the Company's Savings and Profit Sharing Plan, and excludes all restricted stock units subject to future vesting conditions as to which Mr. John O'Meara has no voting or investment power.

(6) Includes 1,182 shares of Common Stock held in the Company's Savings and Profit Sharing Plan, and 7,605 shares of restricted stock subject to future vesting conditions as to which Mr. Schwartz has voting power but no dispositive power.

(7) Includes 5,235 shares of Common Stock held in the Company's Savings and Profit Sharing Plan, and 6,124 shares of restricted stock subject to future vesting conditions as to which Mr. Scudder has voting power but no dispositive power.

(8) Includes 14,069 shares of Common Stock held in the Company's Savings and Profit Sharing Plan, and 2,430 shares of restricted stock subject to future vesting conditions as to which Ms. Viano has voting power but no dispositive power.

(9) Includes: 157,703 shares of Common Stock held in our Savings and Profit Sharing Plan for the accounts of certain executive officers; 22,335 shares of restricted stock which are subject to future vesting conditions; 566,979 shares of Common Stock payable to certain directors and executive officers pursuant to our deferred compensation plans; and 841,675 shares of Common Stock subject to options exercisable within 60 days after February 15, 2008. Includes 25,284 shares of Common Stock held in a margin account.

Other Security Ownership

The following table identifies each person or group known to us as of February 15, 2008 to beneficially own more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.[1] 40 East 52nd Street New York, NY 10022	3,636,078 shares	7.48%
Barclays Global Investors, N.A.[2] 45 Fremont Street San Francisco, CA 94105	2,497,696 shares	5.14%

Notes:

(1) This information is based solely on a Schedule 13G filed with the SEC on February 8, 2008 by BlackRock, Inc. and a group of affiliated entities which reported sole voting and dispositive power as of December 31, 2007 of the aggregate shares reported in the table above.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 13, 2008 by Barclays Global Investors, NA., and a group of affiliated entities which reported sole voting and dispositive power as of December 31, 2007 as follows: (i) Barclays Global Investors, NA., sole voting power as to 838,673 shares and sole dispositive power as to 943,494 shares; (ii) Barclays Global Fund Advisors, sole voting power as to 1,099,967 shares and sole dispositive power as to 1,504,493 shares; and (iii) Barclays Global Investors, LTD, sole dispositive power as to 49,709 shares.

DIRECTOR COMPENSATION

We use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties and comparative data regarding director compensation of our peers. John M. O'Meara, our Chairman and Chief Executive Officer receives no compensation for serving as a director. During fiscal year 2007, each director, other than John M. O'Meara received compensation for serving on our Board and committees of the Board as follows:

Cash Compensation. In 2007, the cash component of our director compensation program eliminated our historical use of meeting fees and implemented an annual fixed retainer of $40,000 for each non-employee director, with additional annual retainers of $8,000 for the Audit Committee chair, $4,000 for each Audit Committee member and $4,000 for each other committee chair. Each annual retainer was paid in equal quarterly installments in arrears. Payment of each annual retainer was contingent upon the director's service during the preceding quarter. We also reimburse our directors for any Board and committee attendance-related expenses.

Equity-Based Compensation. Our *First Midwest Bancorp, Inc. Non-Employee Directors Stock Option Plan* (Directors Plan) provides for the granting of non-qualified stock options for shares of our Common Stock to non-employee Board members. Stock options are granted annually at the first regularly scheduled Board meeting held in each calendar year, usually in February. Directors first elected during the second half of a service year are granted options on a pro-rata basis to those granted to the directors at the start of the service year.

The number of options granted to non-employee directors for their annual equity compensation for the 2007 fiscal year was based on the average cash compensation earned by our directors in 2006, which was translated into a market award opportunity by applying a variation of the Black-Scholes pricing model. As a result, the equity awards for our non-employee directors for the 2007 fiscal year were as follows: Vernon A. Brunner - 2,626 non-qualified stock options; Bruce S. Chelberg - 2,626 non-qualified stock options; John F. Chlebowski, Jr. - 2,846 non-qualified stock options (joined the Board on June 28, 2007); Joseph W. England - 2,626 non-qualified stock options; Brother James Gaffney - 2,626 non-qualified stock options; Thomas M. Garvin - 2,626 non-qualified stock options; Patrick J. McDonnell - 2,626 non-qualified stock options; Robert P. O'Meara - 2,626 non-qualified stock options; John E. Rooney - 2,626 non-qualified stock options; Ellen A. Rudnick - 2,626 non-qualified stock options; John L. Sterling - 2,626 non-qualified stock options; and J. Stephen Vanderwoude - 2,626 non-qualified stock options. See the table on page 24 for a discussion of the dollar amount expensed by the Company during the 2007 fiscal year for financial statement purposes with respect to all equity grants issued to our non-employee directors, including the 2007 annual equity compensation grants.

The exercise price of non-qualified stock options issued to non-employee directors is equal to the average of the high and low sales price of our Common Stock on the date of grant as reported by the Nasdaq Stock Market. All annually awarded and pro-rated options have a term of ten years from the date of grant and become exercisable one year from the grant date subject to accelerated vesting in the event of death, disability or a change-in-control, as defined in the Directors Plan. The options are nontransferable except to family members, family trusts or partnerships and include reload features. Information relating to the reload feature can be found on page 32.

The annual equity compensation for our non-employee directors for the 2008 fiscal year was based on a value of $56,000. However, due to limitations with regard to the number of shares available for issuance under the Directors Plan, we were able to issue only a partial equity award to our non-employee directors in February 2008. This partial award was calculated by determining a pro-rated dollar amount based on the number of shares available for grant under the Directors Plan and the average of the high and low sales price of our Common Stock on the date of grant as reported by the Nasdaq Stock Market.

We intend to issue another partial equity award to our non-employee directors for the balance of their 2008 equity compensation upon receipt of approval of the Restated Plan from our stockholders, however the Board has not determined the form of such award. Under the Restated Plan, our Board upon the recommendation of the Compensation Committee would have the ability to issue the award in the form of restricted stock rather than our historical practice of issuing non-qualified stock options. This option is currently under review by our Compensation Committee.

Deferred Compensation Plan for Non-Employee Directors. The First Midwest Bancorp, Inc. Deferred Compensation Plan for Non-employee Directors (Directors Deferred Plan) allows non-employee directors to defer receipt of either 50% or 100% of any director fees and retainers. Deferral elections are made in December of each year for amounts to be earned in the following year. Accounts are deemed to be invested in separate investment accounts under the plan, with the same investment alternatives as those available under our Retirement Plan, including an investment account for shares of our Common Stock. For a list of the funds available for investment under the Directors Deferred Plan and the investment returns for the year ended December 31, 2007, see the fund table presented in the section of this Proxy Statement entitled "Non-qualified Deferred Compensation" beginning on page 44.

The accounts of directors participating in the Directors Deferred Plan are adjusted to reflect the investment return related to such deemed investments and they are able to modify their investment elections at any time. Deferred director fees and retainers are payable at the director's election, either as a lump sum or in installments over a period not to exceed fifteen years. Payments under the Directors Deferred Plan begin at the date specified by the director or upon cessation of service as a director.

The following table summarizes the cash compensation we paid to our non-employee directors during 2007, and the dollar amount expensed by the Company for financial statement purposes during 2007 with respect to equity grants (including annual equity compensation grants and stock option reload grants) issued in 2007 and 2006 to our non-employee directors.

(a) Name	(b) Fees Earned or Paid in Cash (1) ($)	(c) Option Awards (2)(3) ($)	(d) All Other Compensation ($)	(e) Total ($)
Vernon A. Brunner	$40,000	$21,505	$2,500(4)	$64,005
Bruce S. Chelberg	48,000	16,729	-	64,729
John F. Chlebowski, Jr. (5)	22,000	8,658		30,658
Joseph W. England	48,000	18,961	-	66,961
Brother James Gaffney	40,000	16,729	-	56,729
Thomas M. Garvin	40,000	16,729	2,500(4)	59,229
Patrick J. McDonnell	44,000	16,729	-	60,729
Robert P. O'Meara	40,000	21,735	6,882(6)	68,617
John E. Rooney	44,000	16,729	-	60,729
Ellen A. Rudnick	40,000	16,729	-	56,729
John L. Sterling	40,000	16,729	-	56,729
J. Stephen Vanderwoude	48,000	16,729	-	64,729

Notes:

(1) Includes amounts deferred at the election of the directors pursuant to our Directors Deferred Plan.

(2) The amounts in column (c) represent the dollar amount expensed for financial statement purposes with respect to the 2007 fiscal year for the fair value of stock options granted to non-employee directors (including annual equity compensation grants and stock option reload grants) in 2007 and 2006 in accordance with SFAS No. 123R. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

The fair value of options granted was determined on the date of grant using the Black-Scholes option-pricing model, a theoretical method for estimating the present value of stock options based on complex assumptions about the stock's price volatility and dividend rate of the underlying stock, interest rates and the expected life of the options. The assumptions used are set forth in Note 18 to the 2007 audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

In 2007, each non-employee director (excluding Mr. Chlebowski) was granted options to purchase 2,626 shares of our Common Stock at an exercise price of $38.62 per share. The fair value of the options totaled $16,443 per grant or $6.26 per share. Mr. Joseph England was also awarded 873 and 504 reload options at an exercise price of $36.795 each and a fair value of $2,232 and Mr. Robert O'Meara was awarded 2,808 reload options at an exercise price of $35.275 and a fair value of $6,352. Upon appointment to the Board on June 28, 2007, Mr. Chlebowski was granted options to purchase 2,846 shares of our Common Stock at an exercise price of $35.625. The fair value of Mr. Chlebowski's award was $17,035. With respect to Mr. Brunner, the amount expensed includes his initial stock option grant awarded upon appointment in November of 2006.

(3) Aggregate number of stock options outstanding as of December 31, 2007 for each director is as follows: Mr. Brunner, 18,958; Mr. Chelberg, 23,395; Mr. Chlebowski, 2,846; Mr. England, 23,045; Brother Gaffney, 22,954; Mr. Garvin 2,626; Mr. McDonnell, 14,972; Mr. Robert O'Meara, 10,735; Mr. Rooney, 8,581; Ms. Rudnick, 6,913; Mr. Sterling 18,684; and Mr. Vanderwoude, 19,257. Included in Mr. Brunner's stock options outstanding are 15,055 options from when he previously served on the Board from 1997 – 2005.

(4) Amounts in column (d) represent amounts paid under our matching gift donation program to eligible educational institutions designated by the applicable director.

(5) Mr. Chlebowski was appointed to our Board effective June 28, 2007. Because we pay our annual retainer for directors in equal quarterly installments, one quarter in arrears, and payment of each quarterly installment is contingent upon the director's service during the preceding quarter, Mr. Chlebowski's annual cash retainer was

prorated to reflect his service as a director in the 3rd and 4th quarter of 2007 only. It is the Company's practice to issue full option awards to directors who ware appointed prior to July 1 of the fiscal year, accordingly Mr. Chlebowski's was granted a full option award for the 2007 fiscal year.

(6) Pursuant to a Retirement and Consulting Agreement, Mr. O'Meara pays 17% of the premium for health coverage under the Company's medical program for retirees and the Company pays the balance. For 2007, the Company's payment under this provision was approximately $6,882.

In addition to the forgoing, pursuant to the terms of our merger agreement with the former directors of the 2nd National Bank of Danville, we paid a cash annual director emeritus fee to William F. O'Meara in the amount of $1,200, in equal quarterly installments.

NAMED EXECUTIVE OFFICER COMPENSATION DISCUSSION AND ANALYSIS

This section provides information and perspective regarding our compensation programs for our "named executive officers" for the 2007 fiscal year and accompanies the tables that follow. Our "named executive officers" are:

- John M. O'Meara, Chief Executive Officer & Chairman of the Board;
- Paul F. Clemens, Executive Vice President & Chief Financial Officer;
- Michael L. Scudder, President & Chief Operating Officer;
- Thomas J. Schwartz, President & Chief Operating Officer, First Midwest Bank;
- Janet M. Viano, Group President Retail Banking, First Midwest Bank; and
- Mark M. Dietrich, Group Executive Vice President & Chief Operations Officer.

Mr. Dietrich retired in January of 2007 and was not serving as an executive officer at the end of the 2007 fiscal year, however, he is included in this discussion because he would have been one of our three most highly compensated executive officers for 2007 if he had not retired.

Overview

Our Compensation Committee reviews and evaluates our general compensation philosophy and oversees the development, implementation and any revision to our compensation policies and programs, including:

- recommending to our Board goals and objectives relating to the compensation of our Chief Executive Officer;
- assisting our Board in evaluating our Chief Executive Officer and recommending to our Board the Chief Executive Officer's compensation;
- reviewing and recommending to our Board the annual compensation of senior management; and
- monitoring all compensation and benefit programs for our senior management.

Consistent with our values, our Compensation Committee seeks to link executive compensation with performance while supporting the successful recruitment, development, and retention of executive talent so we can achieve our business objectives and create shareholder value.

The Compensation Committee evaluates the compensation for our named executive officers each year. In evaluating the compensation of our Chief Executive Officer's direct reports, the Committee considers the Chief Executive Officer's recommendations to the Committee. This includes the compensation of the other named executive officers based on his review of their performance, job responsibilities, importance to our overall business strategy, our compensation philosophy (including market practice) and his subjective evaluation of performance relative to strategic, financial and leadership objectives. Our Chief Executive Officer does not make a recommendation to the Committee regarding his own compensation.

What are the objectives of our compensation programs?

Our primary objectives with respect to executive compensation are several, including to:

- link compensation with individual and corporate performance;
- attract and retain those individuals with the skills and leadership abilities necessary for building long-term shareholder value;
- align cash and equity compensation programs with the achievement of measurable corporate and individual performance objectives; and
- synchronize executive incentives with the creation of value for our stockholders.

We believe that our ability to attract and retain qualified, high-performing employees is vital to our success and growth as a Company. Consequently, it is very important to us to provide market-responsive, total direct compensation opportunities to our executive officers (including our named executive officers) that include stock-based incentives and other cash rewards. We believe equity compensation is a very effective retention tool that encourages and appropriately rewards employee performance and aligns their interests with stockholders'.

How do we measure corporate performance?

We measure our performance against a peer group of fourteen banking companies whose business lines are similar to ours and who operate primarily in larger, urban centers like ours. Our market capitalization represents the approximate median value of our overall peer group. For 2007, this peer group consisted of the following companies:[1]

AMCORE Financial, Inc.	Fulton Financial Corp.	UCBH Holdings Inc
BOK Financial Corporation	MB Financial, Inc.	Whitney Holding Corp
Commerce Bancshares, Inc.	Old National Bancorp, Inc.	Wilmington Trust Corp
Cullen/Frost Bankers, Inc.	Provident Bankshares Corporation	Wintrust Financial Corporation
First Commonwealth Financial Corporation	Susquehanna Bancshares, Inc.	

Our relative performance is measured on multiple factors focusing heavily on three indicators frequently used to assess a banking company's results: return on assets, earnings per share and loan portfolio quality.

Who advises our Compensation Committee?

In formulating our approach to compensation over the past decade, our Compensation Committee has been advised by several compensation consulting firms. Over the most recent six years, the Compensation Committee has retained Deloitte Consulting (Deloitte). Deloitte has in-depth knowledge

[1] Our Performance-Awarded Restricted Stock program, adopted and implemented in 2006 and described on page 33, takes into consideration the results of our peer group over certain periods. In 2006 our peer group included Greater Bay Bancorp, Sky Financial Group, Inc. and Texas Regional Bancshares Inc., each of which was acquired during 2007. We replaced these peers with BOK Financial Corporation, Commerce Bancshares, Inc. and Old National Bancorp, Inc. for 2007.

of our business and the competitive environment for executive talent. Deloitte has consulted with us on peer group analysis and program design.

In addition, the Compensation Committee has also periodically relied upon the work and counsel of Keefe, Bruyette & Woods, an investment banking firm with specific expertise evaluating companies in the banking industry, in the establishment of financial performance measures. Keefe, Bruyette & Woods also has provided financial advisory and underwriting services to the Company.

In 2006 Deloitte assisted in the implementation of our Performance-Awarded Restricted Stock Program described on page 33. Deloitte has also actively reviewed the workings of our remaining compensation programs as part of its ongoing work.

What are the elements of our Executive Compensation Program?

Our named executive officer compensation program is made up of:

- Base Salary
- Short-Term Incentive Compensation (STIC)
- Discretionary Cash Bonus
- Equity Grants (LTIC)
- Performance-Awarded Restricted Stock Awards (PARS)

We base Performance-Awarded Restricted Stock Awards solely on Company performance. Short-Term Incentive Compensation is based in-part on Company performance where, as an officer's level or responsibility within the Company increases, so does the percentage of target total direct compensation that we link to Company performance. Only Discretionary Cash Bonuses are based solely on individual performance.

We generally set each named executive officer's total direct compensation opportunity based on the median of our peer group. Accordingly, we generally review compensation elements in aggregate to assess each named executive officer's total direct compensation opportunity. Our approach results in some pay difference among our named executive officers (including our Chief Executive Officer and other named executive officers), which is consistent with the survey data and the scope and the level of job responsibilities for each office. Final decisions concerning compensation reflect a named executive officer's annual achievements, Company performance, and our views regarding a named executive officer's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. The Compensation Committee considers these factors collectively, along with recommendations from our Chief Executive Officer for his direct reports, and ultimately uses its judgment in making final decisions concerning compensation. Our Chief Executive Officer does not make a recommendation to the Compensation Committee regarding his own compensation.

Base Salary

We pay our named executive officers and other employees a base salary as part of a competitive compensation package. We typically consider salary levels as part of our annual compensation review process or in some cases upon a promotion. Base salary is set based upon the responsibilities of the executive taking into account competitive market compensation paid by other companies for positions of similar responsibility. Median salary levels are targeted for each position.

Our Chief Executive Officer recommends changes in base salary for his direct reports directly to the Compensation Committee. Our Chief Executive Officer does not make a recommendation to the Committee regarding his own compensation. Chief Executive Officer pay is set directly by the Compensation Committee and is recommended to the Board for approval. Annual base salary changes become effective January 1.

Short-Term Incentive Compensation

Our named executive officers participate in our short-term incentive compensation (STIC) program, a program under which we award performance-based cash compensation to employees. Under our STIC program, each participant's target award is based upon a combination of Company performance and individual performance. The weighting of each component varies based upon the grade of the participant. STIC awards for our named executive officers have a heavier weighting placed upon Company performance (60% to 85% depending upon grade). With respect to the STIC award for our Chief Executive Officer, 85% is based upon Company performance.

Under our STIC program, individual performance is based upon the participant's annual performance evaluation rating. Company performance is determined through the establishment and weighting of specific performance metrics at the outset each year, specifically, financial performance (net income) and loan portfolio quality (nonperforming asset ratio). Individual performance is based on achievement of a combination of qualitative and quantitative objectives during the performance period, which are specific to the individual's responsibilities and position within the Company.

"Target performance" under our STIC program is the level at which a participant will earn 100% of his or her target award. Target payouts are set at 60% of base salary for our Chief Executive Officer and 40% for the remaining named executive officers. Depending upon the relationship of actual financial performance, loan portfolio quality and the individual's annual evaluation, final payouts under our STIC program may be as little as zero and as high as 150% of target award.

2007 Awards

For the 2007 fiscal year, we established target award levels for Company performance based upon the median performance of our peer group for 2006. Target payout levels were predicated on achievement of net income levels reflective of achieving peer group median return on average assets weighted as 75% and maintenance of loan portfolio quality levels relative to peer group medians weighted at 25%. Peer group data used for purposes of establishing target payout levels was based upon prior full and year-end data.

To determine STIC awards for the 2007 fiscal year, the Compensation Committee analyzed each named executive officer's individual performance (based on the recommendation of the Chief Executive Officer for his direct reports, and the Compensation Committee's sole determination with respect to the Chief Executive Officer), as well as the Company's actual financial performance and loan portfolio quality performance against the 2007 target award levels. Consistent with the program and our compensation philosophy, the completion of this analysis resulted in the following payouts for our named executive officers:

- The Company did not meet its 2007 net income threshold and therefore issued no award for the financial component of the STIC program. The Company's failure to meet its 2007 net income threshold was primarily due to a $50.1 million impairment charge to the carrying value of six asset-backed collateralized debt obligations held in the Company's securities portfolio. The impairment charge was a direct result of the major disruption in the U.S. capital markets during 2007 (brought about by the rapid decline of the U.S. sub-prime residential mortgage market) which resulted in significant reduced liquidity and investor demand for asset-backed collateralized debt obligations.

Although our STIC program provides that performance targets may be modified or adjusted for "*significant unusual activity that occurs during the course of the plan year that had not been known or anticipated when setting the performance measurement*", the Compensation Committee determined that the net income calculation should include the effects of the impairment charge, thus the threshold was not met.

- The Company's 2007 loan portfolio quality performance, measured by nonperforming assets plus loans past due 90 days as a percent of loans plus foreclosed real estate was 0.80%. This was higher than the performance target of 0.64% and resulted in an award of 60% of target.
- The average payout as a percentage of target was 104% for individual performance for the named executive officers for the 2007 fiscal year. The primary factors considered in determining individual performance for each named executive officer (including our Chief Executive Officer) included their accomplishments of priorities set at the beginning of the year, contributions to the Company's strategic initiatives, support of the Company's mission, execution of leadership objectives, effective transition into a new role as part of the Company's strategic succession planning (if applicable), initiatives in addressing business and financial issues arising as a result of the general economic environment and developments within the retail and commercial markets in which we operated during the 2007 fiscal year and the overall effects of the impairment charge.

As a result of the forgoing analysis, the 2007 STIC awards for the named executive officers were approved by the Compensation Committee and the Board in February of 2008 as follows: Mr. O'Meara $142,300, Mr. Scudder $57,526, Mr. Schwartz $66,404, Mr. Clemens $49,932 and Ms. Viano $33,727 (Mr. Dietrich retired in January of 2007 and therefore was no longer eligible for STIC awards). See the "2007 Summary Compensation Table" and related footnotes on page 36.

The Compensation Committee anticipates establishing financial performance goals and individual target payout percentages for the 2008 STIC program on the same basis as used in 2007.

Discretionary Cash Bonus

Discretionary cash bonuses may be paid from time to time to executive level officers, including named executive officers. When awarded, these bonuses result from unusual or nonrecurring activity such as a significant corporate acquisition or extra ordinary circumstances.

2007 Awards

With respect to the 2007 performance year, the Compensation Committee considered two types of discretionary cash bonuses in February of 2008, specifically a supplemental award for two named executive officers and a bonus award for four named executive officers for their individual contributions to the Company's operating performance.

Supplemental Awards: The Compensation Committee considered supplemental cash bonuses for Messrs. Scudder and Clemens for the 2007 performance year. In evaluating these supplemental awards, the Compensation Committee assessed the additional duties and responsibilities assumed by each officer during the year. As a result of this analysis, the Compensation Committee determined and the Board approved, a discretionary cash bonus for the 2007 performance year for Mr. Scudder in the amount of $57,661 and Mr. Clemens in the amount of $28,000. See the "2007 Summary Compensation Table" and related footnotes on page 36.

Bonus Awards: The Compensation Committee also considered bonus awards for the individual contributions and achievements of Messrs. Schwartz, Scudder and Clemens and Ms. Viano with respect to the operation and performance of the Company during the 2007 performance year. In evaluating this bonus award, the Compensation Committee considered each officer's accomplishments of priorities set at the beginning of the year, contributions to the Company's strategic initiatives, support of the Company's mission, execution of leadership objectives, effective transition into a new role as part of the Company's strategic succession planning (if applicable) and initiatives in addressing business and financial issues arising as a result of the general economic environment and developments within the retail and commercial markets in which we operated during the 2007 fiscal year. As a result of this analysis, the Compensation Committee determined and the Board approved bonus awards for each officer as follows: Mr. Scudder $90,335, Mr. Schwartz $104,276, Mr. Clemens $47,753 and Ms. Viano $47,143. See the "2007 Summary Compensation Table" and related footnotes on page 36.

Equity Grants

All of our executive officers, including our named executive officers, are entitled to receive long-term incentive compensation (LTIC) in the form of equity awards. We intend our equity awards to provide a vehicle for equity ownership in alignment with the interest of our stockholders, retain key executives through the vesting periods, and maintain market competitive compensation.

Equity awards are granted annually at the discretion of the Compensation Committee and Board based upon the recommendation of our Chief Executive Officer for his direct reports, and at the recommendation of the Compensation Committee for our Chief Executive Officer. Recommendations are based on the individual's performance for the preceding year. The Chief Executive Officer award is targeted at a value of 100% of base pay. The awards for the other named executive officers are targeted at 55% of base pay. Individual awards can vary from zero to 125% of the target award level based upon assessment of the executive's personal performance.

No executive officer, including the Chief Executive Officer or any other named executive officer, has a role in the timing of equity awards. We do not choose the time for making equity awards based in any way on any pending release to the public of material information, rather we adhere to a policy established over 20 years ago. Under this policy, awards generally are granted on the day of our Board meeting in February, following acceptance by the Board of awards approved by the Compensation Committee at its meeting held the day before. The February Board meeting generally occurs mid-month, approximately four weeks after we have announced year-end financial results.

<u>2007 Awards</u>

Consistent with our historical practice, our annual equity awards issued in February of 2007 to our named executive officers were in the form of non-qualified stock options. Based on the evaluation of individual performance for the 2006 performance year, the average payout as a percentage of target for the named executive officers was 123%. In assessing individual performance, the Compensation Committee considered the recommendation of the Chief Executive Officer for his direct reports and the

Compensation Committee's sole determination with respect to the Chief Executive Officer, and each officer's accomplishments of priorities set at the beginning of the year, contributions to the Company's strategic initiatives, support of the Company's mission, execution of leadership objectives, and initiatives in addressing business and financial issues arising as a result of the general economic environment and developments within the retail and commercial markets in which we operated during the 2006 fiscal year.

As a result, the 2007 equity awards for the named executive officers were approved by the Compensation Committee and the Board in February of 2007 as follows: Mr. O'Meara - 65,606 non-qualified stock options; Mr. Scudder - 18,898 non-qualified stock options; Mr. Schwartz - 21,815 non-qualified stock options; Mr. Clemens - 5,380 non-qualified stock options; and Ms. Viano - 9,237 non-qualified stock options (Mr. Dietrich retired in January of 2007 and therefore was no longer eligible for equity awards). These amounts also are included in the "Grant of Plan-Based Awards" table on page 39. Also see the "2007 Summary Compensation" table on page 36 for a discussion of the dollar amount expensed during the 2007 fiscal year by the Company for financial statement purposes with respect to equity grants issued to our named executive officers, including the 2007 equity grants.

The primary mechanics of our non-qualified option program applicable to our named executive officers are described below:

- Our named executive officers must earn the options through continued service and all of the options are subject to forfeiture prior to vesting. The options will vest 50% two years after the date of grant and 50% three years after the date of grant, subject to continued employment, and have a ten-year exercise term.
- In accordance with our Omnibus Plan, the exercise price for the shares is the average of the high and low trading prices as quoted on the Nasdaq Stock Market on the date of grant.
- We do not engage in or permit "backdating" or repricing of stock options.
- Options may be exercised by tendering previously owned shares for payment of the exercise price. In order to preserve the option holder's equity position and to encourage retention of the shares acquired, so-called "reload" stock options are automatically granted when the option is exercised in this manner.[2]
- The ability to defer receipt of the shares until termination of employment is also available to facilitate retention of the shares acquired.

In February 2008, our Compensation Committee announced its intent to award restricted stock awards, rather than the non-qualified stock options, to our Chief Executive Officer and junior executive officers. However due to certain restrictions of our Omnibus Plan, our senior executive officers, including the named executive officers (but excluding our Chief Executive Officer), continue to receive non-qualified stock options for the near term.

---

[2] The exercise price of the reload option is the average of that day's high and low trading prices. Reload stock options vest on the earlier of six months after the reload grant date or thirty days before the expiration of the underlying option for which the reload was granted (subject to continued employment). All reload stock options become fully exercisable in connection with death, disability or change-in-control. The term of a reload stock option is the same as the remaining term of the underlying non-qualified stock option being exercised but is subject to cancellation if the recipient sells any shares of our Common Stock during the six months after the grant date or any of the shares acquired upon the underlying stock option exercise. Reload stock options are nontransferable except to family members, family trusts or partnerships.

Performance-Awarded Restricted Stock Awards

All of our senior executive officers, including our named executive officers, are entitled to participate in our Performance-Awarded Restricted Stock Award Program (PARS). The PARS Program was adopted in 2006 after an analysis of our executive compensation program revealed that although the compensation program is intended to deliver above median level compensation for above median level performance, the executive compensation program had, in fact, fallen short of this goal over the period 2001-2005. With the assistance of Deloitte, the Compensation Committee implemented a new performance-awarded restricted stock, or PARS Program during 2006 designed to deliver above-median compensation for above-median performance.

Different from the other elements of the executive compensation program which are geared to median values and median payouts, the PARS awards are made only if our performance, as measured by core return on assets[3], or core ROA, exceeds the seventy-fifth percentile of peer performance as measured by core ROA. If we exceed this threshold, then the participants will be eligible to receive an award to the extent our core earnings per share[3] growth, over the period is above median peer levels based on the following table:

Core Earnings Per Share Growth FMBI Performance to Peer Percentile	Upper Limit as a % of Target Grant Value
75th	100%
70th	80%
65th	60%
60th	40%
55th	20%
Median	0%

Targeted percentages for awards range from 100% of base pay for the Chief Executive Officer, 50% for Messrs. Scudder and Schwartz and 30% for all other named executive officers. The resultant dollar amount is converted to restricted share awards or units on the day of the grant based on the average of high and low trading prices on that date. For continuing incentive and retention purposes, these restricted share awards or units are subject to a two-year vesting schedule calling for 50% vesting on each of the first and second anniversaries of the grant date.

2007 Awards

The second grant to participants made under the PARS Program was awarded by the Compensation Committee in May of 2007 and reflected the Company's core performance for the two-year period ended December 31, 2006. Based on the Company's core ROA and core EPS growth during this period when compared to peers using the framework discussed above, the 2007 PARS grants were made at 100% of target. As a result, the PARS awards for the named executive officers were approved by the Compensation Committee and the Board in May of 2007 as follows: Mr. O'Meara - 17,665 restricted stock units, Mr. Scudder - 4,435 shares of restricted stock, Mr. Schwartz - 5,413 shares of restricted stock and Ms. Viano - 1,730 shares of restricted stock (because Mr. Dietrich retired in January of

[3] For purposes of calculating core return on assets and core earnings per share, a core net income component is used and defined as net income before extraordinary items less the after-tax portion of gains or losses on sale of investment securities and nonrecurring items, applying a tax rate of 35%.

2007, and Mr. Clemens was not hired until August 28, 2006, neither was eligible for PARS awards in May of 2007). See the "2007 Summary Compensation" table on page 36 and "Grant of Plan-Based Awards" table on page 39 and their related footnotes.

The Compensation Committee will next consider the grant of PARS awards at its May 2008 meeting. Grants will be awarded based on the Company's core performance during the three-year period ended December 31, 2007.

In February 2008, the Compensation Committee established the performance targets for the PARS awards to be granted at its May 2009 meeting, which will be awarded based on the Company's core performance during the three-year period ended December 31, 2008.

How do we determine retirement and other welfare benefits?

There is no material difference in the welfare benefit plans we provide to executive officers compared to the welfare benefit plans we provide to other salaried employees. Years of service and pay level of our executives drive the value of their retirement benefits. These programs, which are available to all employees, include group insurance, vacation, tuition reimbursement and contribution matching gift plans.

Retirement benefits are delivered through tax-qualified defined benefit and defined contribution plans and non-qualified defined contribution plans. Executive officers are beneficiaries of these qualified programs on the same basis as other employees, and in the non-qualified programs, on the same basis as other officers in accordance with the plans. Upon the recommendation of management, in November 2006 the Compensation Committee authorized the making of a number of amendments to the long-standing pension plan of the Company which is described in further detail beginning on page 43. The amendments were adopted in February 2007 and included a so-called "soft freeze" eliminating any new enrollments of employees into the plan and a reduction in the growth of benefits effective April 1, 2007. These changes will assist us in controlling what had become an unacceptably high and rapidly increasing cost, while continuing to provide appropriate, competitive retirement benefits for our employees.

Do we have formal equity ownership guidelines for our executive officers?

We have not adopted formal equity ownership guidelines for our executives, as senior members of management have generally been significant owners of our Common Stock. For example, as of February 15, 2008, our Chief Executive Officer is the owner of more than 485,571 shares both directly and indirectly through benefit programs, excluding options exercisable within 60 days.

Do we have employment contracts with our executive officers?

Employment contracts are extended to executive level employees in exchange for loyal service, and agreements not to solicit or compete in the event of a termination of employment. The agreements provide for the executive's position, compensation and benefits, including severance payments in the event of loss of position for other than cause. The agreements also impose confidentiality and non-solicitation obligations on the executive. In the event of a loss of position following a change-in-control of the corporation, significant separation benefits are triggered, including lump sum payments, equity award vesting acceleration and similar benefits. These agreements are detailed in the tables and narrative following this Named Executive Officer Compensation Discussion and Analysis. At its February 2007 meeting, the Compensation Committee completed a year long review of the executive employment agreements. The Compensation Committee determined, as it had in the past, that the terms of the agreements are consistent with competitive practice and are important to attracting and retaining executive talent. As a result, the Compensation Committee updated and renewed the agreements on largely the same terms that have existed for more than ten years.

Do we provide perquisites to our executive officers?

The Company provides perquisites to executives, including the named executive officers, which the Compensation Committee believes are reasonable and within market practice.

We have a Company vehicle policy that provides a car allowance to senior management, including our executive officers. We also provide relocation assistance to our newly hired or relocated salaried executive employees, including our named executive officers. We provide the relocation assistance to offer a competitive compensation package to our current and prospective executive employees because we believe that potential new hires and our current executive employees view relocation assistance as a valuable benefit. Mr. Clemens received relocation benefits in 2007 in connection with his relocation from Michigan to Illinois, and the "2007 Summary Compensation" table on page 36 reflects compensation related to this benefit.

How have we responded to IRS limits on deductibility of compensation?

Tax code section 162(m) limits the ability of public companies like ours to deduct certain compensation in excess of $1 million paid to our Chief Executive Officer or to other named executive officers. This limitation does not apply to compensation that qualifies as "performance-based." In administering the "performance-based" portion of our executive compensation program (the STIC, LTIC and PARS), the Compensation Committee intends generally to satisfy the requirements for deductibility under Section 162(m) and believes, based on current tax laws, that substantially all the payments under those awards will be deductible. In addition, the Compensation Committee believes it should retain the flexibility to manage the executive compensation program in accordance with the objectives outlined in the Company's compensation philosophy. Accordingly, some compensation may exceed the limitations or not meet the requirements for deductibility under Section 162(m).

2007 SUMMARY COMPENSATION TABLE

The table and explanatory footnotes below summarize the total compensation paid or earned during 2007 by our named executive officers, and the dollar amount expensed by the Company for financial statement purposes during 2007 with respect to equity grants (including annual equity grants and stock option reload grants) issued in 2007 and in prior fiscal years to our named executive officers.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary (1)	Bonus (1)	Stock Awards (2)(4)	Option Awards (3)(4)	Non-Equity Incentive Plan Compensation (1)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
John M. O'Meara, Chief Executive Officer & Chairman of the Board	2007	$678,000	-	$467,760	$428,366	$142,300	$55,023	$408,033	$2,179,482
	2006	$643,000	-	$556,121	$389,914	$472,028	$65,576	$475,566	$2,602,205
Paul F. Clemens, Executive Vice President & Chief Financial Officer	2007	$219,000	$75,753	-	$14,322	$49,932	na	$18,362	$377,369
	2006(7)								
Michael L. Scudder, President & Chief Operating Officer	2007	$355,100	$147,443	$145,071	$123,890	$57,526	$13,735	$109,491	$952,256
	2006	$322,850	-	$34,688	$107,168	$168,292	$16,341	$96,666	$746,005
Thomas J. Schwartz, President & Chief Operating Officer, First Midwest Bank	2007	$409,900	$104,277	$182,386	$131,902	$66,404	$41,976	$166,417	$1,103,262
	2006	$394,100	-	$45,000	$148,408	$193,609	$45,501	$170,555	$997,173
Janet M. Viano, Group President Retail Banking, First Midwest Bank	2007	$216,200	$47,143	$58,289	$71,410	$33,727	$22,022	$39,385	$488,176
	2006	$209,900	$5,000	$14,384	$60,517	$94,983	$24,933	$46,154	$455,871
Mark M. Dietrich, Group Executive Vice President & Chief Operations Officer	2007	$223,900	$75,000	$53,448	$53,407	-	-	$20,166	$425,921
	2006	$223,900	$5,000	$15,267	$73,664	$110,274	$53,208	$72,839	$554,152

Notes:

(1) The dollar amounts in column (d) represent discretionary cash bonuses paid in February 2008 and 2007 to certain named executive officers for performance during the preceding fiscal year. See the section entitled "Discretionary Cash Bonus" beginning on page 30. The dollar amounts in column (g) represent cash bonuses paid in February 2008 and 2007 under our STIC Program for performance during the preceding fiscal year. See the section entitled "Short-Term Incentive Compensation" beginning on page 29.

The dollar amounts in columns (c), (d) and (g) include amounts deferred at the direction of the named executive officer, if elected, pursuant to the qualified and, if applicable, non-qualified defined contribution retirement plans. For additional information regarding amounts deferred in the current year, see the "Non-qualified Deferred Compensation" table below on page 46. The amount reported in column (c) for Mr. Dietrich for 2007 is annualized and does not reflect the fact that he retired in January of 2007.

(2) The awards in column (e) represent the issuance of restricted stock awards/units under our PARS Program pursuant to our Omnibus Plan. See the section entitled "Performance-Awarded Restricted Stock Awards" beginning on page 33.

(3) The awards in column (f) represent the issuance of non-qualified stock options under our Omnibus Plan per our annual equity compensation practice. See the section entitled "Equity Grants" beginning on page 31.

(4) The amounts in columns (e) and (f) reflect the compensation expense recognized for stock awards and option grants made in 2007 (for 2007 compensation), in 2006 (for 2006 compensation) and in prior fiscal years (to the extent such awards remained unvested in whole or in part at the beginning of the 2007 and 2006 fiscal years, respectively), to each named executive officer in accordance with SFAS No. 123R "Share Based Payments". Pursuant to the SEC rules the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amount for Mr. O'Meara's stock awards reflects the full grant date value of his awards as required by SFAS No. 123R, because Mr. O'Meara satisfies the award's "retirement age" provision which enables him to vest in the award upon termination of employment. See the "2007 Grants of Plan-Based Awards" table below beginning on page 39 for the full fair value of stock and option awards granted in 2007.

Refer to Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, for a discussion of the relevant assumptions used in calculating the compensation expense and grant-date fair value pursuant to SFAS No. 123R. The recognized compensation expense and grant-date fair value of the stock-based awards will likely vary from the actual amount the individual receives.

(5) The amounts in column (h) represent the actuarial increase in the present value of the named executive officer's benefit under our qualified broad-based pension plan. See the section entitled "Pension Benefits" beginning on page 43. These amounts were determined using the interest rate and mortality rate assumptions consistent with those used in our 2007 audited financial statements. The amount reported for Mr. Dietrich for 2007 reflect the fact that he retired in January of 2007 and received a lump sum distribution under the Pension Plan.

(6) The following table presents the type and amounts for each component included in column (i). No amount has been included for perquisites and other personal benefits, except where the aggregate amount exceeds $10,000.

Name		Contributions to Defined Contribution Retirement Plans			
		Qualified Profit Sharing [(a)]	Non-Qualified Profit Sharing [(b)]	Non-Qualified Pension Restoration [(c)]	Perquisites and Other Personal Benefits
John M. O'Meara	2007	$15,188	$54,194	$322,571	$16,080[(d)]
	2006	$15,950	$56,116	$387,420	$16,080
Paul F. Clemens	2007	-	-	-	$18,362[(e)]
	2006[(i)]	-	-	-	-
Michael L. Scudder	2007	$15,188	$17,066	$66,847	$10,390[(f)]
	2006	$15,950	$16,771	$63,945	-
Thomas J. Schwartz	2007	$15,188	$22,044	$110,185	$19,000[(g)]
	2006	$15,950	$22,818	$113,021	$18,766
Janet M. Viano	2007	$14,442	$4,780	$20,163	-
	2006	$15,194	$5,313	$25,647	-
Mark M. Dietrich	2007	$6,421	-	-	$13,745[(h)]
	2006	$15,950	$6,859	$50,030	-

Notes:

(a) For 2007, amounts represent a 2% Company match and a discretionary 4.75% Company Savings and Profit Sharing contribution, and for 2006 a 2% Company match and a discretionary 5.25% Company Savings and Profit Sharing contribution, on eligible compensation under our Savings and Profit Sharing Plan subject to compensation limitations under the Internal Revenue Code of 1986, as amended.

(b) For 2007, amounts represent a 2% Company match and a discretionary 4.75% Company Savings and Profit Sharing contribution, and for 2006 a 2% Company match and a discretionary 5.25% Savings and Profit sharing contribution, on eligible compensation that would have accrued under the Savings and Profit Sharing Plan, but for the limitations under the Internal Revenue Code of 1986, as amended.

(c) Represents the present value of amounts that would have accrued to the named executive officer during 2007 and 2006 under the actuarially-based pension formula of the qualified pension plan but for the compensation limitations of the Internal Revenue Code of 1986, as amended.

(d) Represents amounts paid to or for the benefit of Mr. O'Meara for annual automobile allowance and annual premiums paid on supplemental long-term disability policy established in 2002 for the benefit of Mr. O'Meara. Also represents amounts paid by the Company on behalf of Mr. O'Meara for tax and financial planning.

(e) Represents amounts paid to Mr. Clemens for annual automobile allowance and amounts paid by the Company to Mr. Clemens for relocation expenses.

(f) Represents amounts paid to Mr. Scudder for annual automobile allowance and amounts paid by the Company on behalf of Mr. Scudder for tax and financial planning.

(g) Represents amounts paid to Mr. Schwartz for annual automobile allowance and amounts paid by the Company on behalf of Mr. Schwartz for country club dues. The club membership is maintained for business entertainment but may be used for personal use. The entire amount of club dues has been included, although we believe that only a portion of this cost represents a perquisite.

(h) Represents amounts paid to Mr. Dietrich for consulting services after retirement and amounts paid by the Company on behalf of Mr. Dietrich for letter of credit to ensure the lump sum payment of his pension benefit.

(i) Mr. Clemens was not a named executive officer for the 2006 fiscal year.

(7) Mr. Clemens was not a named executive officer for the 2006 fiscal year.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

The following table and explanatory footnotes provide information with regard to the potential cash award opportunity for 2007 and with respect to non-qualified stock option awards and restricted stock awards granted during 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities underlying Options (3)	Exercise or Base Price of Option Awards (3) Per share	Closing Market Price Per share	Grant Date Fair Value of Stock and Option Awards (4)
Name	Grant Date	Threshold	Target	Maximum					
John M. O'Meara		$182,399	$406,800	$610,200					
	02/21/07					65,606(5)	$38.62	$38.81	$408,843
	02/14/07					6,411(6)	$38.45	$38.32	$693
	05/16/07				17,665				$643,006
Paul F. Clemens		$40,865	$87,600	$131,400					
	02/21/07					5,380(5)	$38.62	$38.81	$33,527
Michael L. Scudder		$65,232	$142,040	$213,060					
	02/21/07					18,898(5)	$38.62	$38.81	$117,769
	05/16/07				4,435				$161,434
	09/04/07					2,371(6)	$34.59	$34.70	$5,959
Thomas J. Schwartz		$75,299	$163,960	$245,940					
	02/21/07					21,815(5)	$38.62	$38.81	$135,946
	05/16/07				5,413				$197,033
	01/17/07					1,089(6)	$38.01	$37.92	$653
Janet M. Viano		$40,343	$86,480	$129,720					
	02/21/07					9,237(5)	$38.62	$38.81	$57,563
	05/16/07				1,730				$62,972
	09/21/07					2,543(6)	$35.39	$35.38	$6,676
Mark M. Dietrich (7)		-	-	-	-	-	-	-	-

Notes:

(1) Amounts in columns (c), (d) and (e) reflect the range of possible payouts under our STIC Program. See the section entitled "Short-Term Incentive Compensation" beginning on page 29.

(2) The awards in column (f) represent the issuance of restricted stock awards/units under our PARS Program pursuant to our Omnibus Plan. See the section entitled "Performance-Awarded Restricted Stock Awards" beginning on page 33. The restricted stock units awarded to Mr. O'Meara may be settled in shares or cash at the election of Mr. O'Meara. All restricted stock awards vest in two equal annual installments from the date of grant (subject to accelerated vesting in connection with death, disability or a change-in-control). Mr. O'Meara's award accelerates vesting upon his retirement from the Company on or after obtaining the age of 60. As of December 31, 2007, Mr. O'Meara was over 60 years of age. Prior to vesting, the named executive officers are entitled to receive dividend equivalent payments based on cash dividends paid on our Common Stock.

(3) The awards in column (g) represent the issuance of non-qualified stock options and reload non-qualified stock options under our Omnibus Plan per our equity compensation practice. See the section entitled "Equity Grants" on page 31. Column (h) reflects the exercise price of these options determined based on the average of the high and low sales price of one share of our Common Stock on the date of grant as required by the Omnibus Plan. Column (i) reflects the closing price of one share of our Common Stock on the date of grant as reported by the Nasdaq Stock Market.

(4) The amounts in column (j) represent the full fair value of the non-qualified stock options reported in column (g) as well as the stock awards listed in column (f) as of the date of grant as determined under SFAS 123R without regard to amounts expensed in 2007.

(5) Amounts represent the issuance of non-qualified stock options under our Omnibus Plan in February 2007 per our annual equity compensation practice. See the section entitled "Equity Grants" beginning on page 31. Options have ten-year terms and vest over three years in two equal annual installments beginning two years from the date of grant (subject to continued employment and accelerated vesting in connection with death, disability or a change-in-control), include reload features and are nontransferable except to family members, family trusts or partnerships.

(6) Amounts represent reload non-qualified stock options. See the section entitled "Equity Grants" beginning on page 31. Reload stock options vest on the earlier of six months after the reload grant date or thirty days before the expiration of the underlying option for which the reload was granted (subject to continued employment). All reload stock options become fully exercisable in connection with death, disability or change-in-control. The term of a reload stock option is the same as the remaining term of the underlying non-qualified stock option being exercised but is subject to cancellation if the recipient sells any shares of our Common Stock during the six months after the grant date or any of the shares acquired upon the underlying option exercise. Reload stock options are nontransferable except to family members, family trusts or partnerships.

(7) Mr. Dietrich retired in January of 2007 and therefore was no longer eligible for equity awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007 TABLE

The following table and explanatory footnotes provide information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2007 with the exception of Mr. Dietrich who retired in January 2007 and did not have any unexercised stock options and unvested stock awards. All values in the table are based on a market value for our Common Stock of $30.60, the closing price on December 31, 2007, the last trading day of 2007, as reported by the Nasdaq Stock Market. Information regarding when unvested awards are scheduled to vest, subject to continued employment and acceleration in the event of death, disability or change-in-control, is set forth in the footnotes below.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
John M. O'Meara					17,665[1]	$540,549
					7,138[2]	$218,423
		65,606[3]	$38.62	02/21/17		
		71,086[4]	$33.92	02/22/16		
	34,451	34,451[5]	$33.61	02/23/15		
	5,135		$32.75	05/20/14		
	46,217		$32.72	02/24/14		
	53,476		$26.26	02/19/13		
	6,448		$28.70	02/17/09		
	12,397		$22.50	02/18/08		
	5,601		$18.40	08/18/09		
	38,739		$21.83	02/20/12		
Paul F. Clemens		5,380[3]	$38.62	02/21/17		
		902[6]	$38.79	11/15/16		
Michael L. Scudder					4,435[1]	$135,711
					1,689[2]	$51,683
		2,077[7]	$34.59	02/16/10		
		294[8]	$34.55	02/18/08		
		18,898[3]	$38.62	02/21/17		
	1,115		$38.46	02/18/08		
		19,631[4]	$33.92	02/22/16		
	8,970	8,970[5]	$33.61	02/23/15		
	1,202		$32.75	05/20/14		
	12,020		$32.72	02/24/14		
	13,997		$26.26	02/19/13		
	1,673		$29.25	08/21/12		
	7,998		$28.70	02/20/12		
	9,534		$22.50	02/21/11		
	6,695		$18.40	02/16/10		
	1,189		$21.83	08/18/09		
	2,973		$18.55	02/17/09		

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Thomas J. Schwartz					5,413(1)	$165,638
					2,192(2)	$67,075
		21,815(3)	$38.62	02/21/17		
		19,171(4)	$33.92	02/22/16		
	6,407		$37.23	02/19/13		
	5,898		$37.23	02/20/12		
	11,638	11,638(5)	$33.61	02/23/15		
	6,138		$35.78	02/20/12		
	3,919		$35.78	02/21/11		
	981		$35.78	08/18/09		
	1,389		$35.78	02/18/08		
	1,445		$35.78	02/17/09		
	3,320		$35.78	02/16/10		
	1,560		$32.75	05/20/14		
	15,601		$32.72	02/24/14		
	9,084		$26.26	02/19/13		
Janet M. Viano					1,730(1)	$52,938
					700(2)	$21,420
		2,543(9)	$35.39	02/19/13		
		9,237(3)	$38.62	02/21/17		
	1,115		$37.87	05/17/10		
	329		$37.87	02/17/09		
	1,051		$37.87	02/18/08		
		10,210(4)	$33.92	02/22/16		
	5,227	5,227(5)	$33.61	02/23/15		
	858		$34.16	02/17/09		
	1,147		$34.16	02/16/10		
	896		$32.75	05/20/14		
	8,965		$32.72	02/24/14		
	7,314		$26.26	02/19/13		
	8,625		$28.70	02/20/12		
	10,005		$22.50	02/21/11		
	7,458		$18.18	05/17/10		

Notes:

(1) Restricted stock units and awards vest in two equal annual installments with vesting dates of May 16, 2008 and May 16, 2009.

(2) Restricted stock units and awards vest in two equal annual installments with remaining vesting date of August 16, 2008.

(3) Stock options vest over three years in two equal annual installments beginning two years from the date of grant with vesting dates of February 22, 2009 and February 22, 2010.

(4) Stock options vest over three years in two equal annual installments beginning two years from the date of grant with vesting dates of February 22, 2008 and February 22, 2009.

(5) Stock options vest over three years in two equal annual installments beginning two years from the date of grant with remaining vesting date of February 23, 2008.

(6) Stock options vest over three years in two equal annual installments beginning two years from the date of grant with vesting dates of November 15, 2008 and November 15, 2009.

(7) Reload stock options vest in full on the earlier of six months from the reload grant date or thirty days before the expiration date of the underlying option for which the reload was granted. The vesting date of the reload stock option is March 4, 2008.

(8) Reload stock options vest in full on the earlier of six months from the reload grant date or thirty days before the expiration date of the underlying option for which the reload was granted. The vesting date of the reload stock option is January 18, 2008.

(9) Reload stock options vest in full on the earlier of six months from the reload grant date or thirty days before the expiration date of the underlying option for which the reload was granted. The vesting date of the reload stock option is March 21, 2008.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

The following table and explanatory footnotes provide information with respect to amounts paid to or received by our named executive officers during 2007 as a result of the exercise of non-qualified stock options and the vesting of restricted stock awards or units.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise [1]	Number of Shares Acquired on Vesting	Value Realized on Vesting
John M. O'Meara	8,780	$61,323[2]	7,138[3]	$238,302
Paul F. Clemens [1]	-	-	-	-
Michael L. Scudder	9,110	$161,336[2]	1,690	$56,421
Thomas J. Schwartz	1,157	$2,586	2,192	$73,180
Janet M. Viano	8,166	$116,339	701	$23,403
Mark M. Dietrich	18,385	$142,378	-	-

Notes:

(1) The amounts in this column reflect the difference between the exercise price of the option and the closing price of one share of our Common Stock as reported by the Nasdaq Stock Market on the date of exercise.

(2) Mr. O'Meara deferred 7,948 shares into the Gain Deferral Plan and Mr. Scudder deferred 4,371 shares into the Gain Deferral Plan.

(3) At the election of Mr. O'Meara, the 7,138 restricted stock units were settled in cash.

PENSION BENEFITS

We sponsor a noncontributory tax-qualified defined benefit retirement plan (Pension Plan) covering substantially all employees, including the named executive officers. The amount of the monthly pension benefit is based on the average monthly pension-eligible compensation and credited service of the participant. Average monthly compensation is the average of the highest sixty consecutive months of pay within the last 120 months of service and credited service is based on the period of employment with First Midwest, subject to limitations on services prior to 1980.

Pension-eligible compensation consists of base salary, bonuses, incentive compensation, overtime and vacation pay, but excludes severance, and amounts realized from exercise of non-qualified stock options and the release of restricted stock/unit awards. Pension-eligible compensation is capped by tax laws applicable to tax-qualified pension plans. For 2007, this limit was $225,000. Any amounts that become ineligible due to the Internal Revenue Code of 1986, as amended (Code) limits are used to compute the pension restoration contribution to the non-qualified retirement plan as discussed further under the section entitled "Non-qualified Deferred Compensation" beginning on page 44.

Our Pension Plan provides for pension benefits under normal retirement (the attainment of age 65), early retirement (the attainment of age 55 with fifteen or more years of service), termination after five years of service, disability retirement after ten years of service and death before retirement with five or more years of service. A participant may elect to have his/her benefit paid each month in the form of a single life annuity or one of several actuarially equivalent forms of payment, including a lump sum.

Early retirement pension benefits are reduced by 6% for each of the first five years (ages 60-65) and by 4% for each of the next five years (ages 55-60) that the pension commencement date precedes the normal retirement age of 65. Of the named executive officers, only Messrs. O'Meara and Schwartz are eligible for early retirement.

In February 2007, we approved several changes to the Pension Plan which include the elimination of new enrollment of employees, a reduction of the rate for which future benefits grow effective April 1, 2007 and a modification to the number of months used in the determination of the monthly final average pay from sixty months to eighty-four months. After these amendments became effective in 2007, the Pension Plan was designed to provide an annual pension benefit at normal retirement of 27% of final average pension-eligible compensation for a participant with thirty years of credited service.

2007 PENSION BENEFITS TABLE

The following table shows the present value of the accumulated benefit as of December 31, 2007 payable to each of the named executive officers, including the number of years of service credited to each named executive officer under our Pension Plan determined using interest rate and mortality rate assumptions consistent with those used in our 2007 audited financial statements.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
John M. O'Meara	Pension Plan	28.00	$556,701	-
Paul F. Clemens (1)	Pension Plan	-	-	-
Michael L. Scudder	Pension Plan	21.75	$159,966	-
Thomas J. Schwartz	Pension Plan	28.00	$414,512	-
Janet M. Viano	Pension Plan	23.67	$229,466	-
Mark M. Dietrich (2)	Pension Plan	-	-	$532,728

Notes:

(1) The Pension Plan was closed to new participants as of April 1, 2007. Based on Mr. Clemens' date of hire, he is not eligible to participate in the Plan.

(2) Mr. Dietrich retired in January of 2007 and received a lump sum distribution of benefits under the Pension Plan.

NON-QUALIFIED DEFERRED COMPENSATION

We maintain two non-qualified deferred compensation plans in which our named executive officers may participate, the *First Midwest Bancorp, Inc. Non-qualified Retirement Plan* (Retirement Plan) and the *First Midwest Bancorp, Inc. Stock Option Gain Deferral Plan* (Gain Deferral Plan).

Non-qualified Retirement Plan

The Retirement Plan is a defined contribution deferred compensation plan under which participants are credited with deferred compensation equal to contributions and benefits based on amounts that would have accrued under our tax-qualified plans but for limitations under the Code, and up to 75% of base salary and up to 100% of annual bonus and auto allowance that the participant has elected to defer. Deferral elections are made by eligible participants in December of each year for amounts to be earned in the following year. Participant accounts are deemed to be invested in separate investment accounts in an irrevocable rabbi trust under the plan, with similar investment alternatives as those available under our Savings and Profit Sharing Plan (our tax-qualified 401(k) savings and profit sharing plan), including an investment account deemed invested in shares of our Common Stock. Participants are able to modify their investment elections at any time. Participant accounts are adjusted to reflect the investment return of the deemed investments. The table below shows the investment funds available under the retirement plan and their annual rate of return for the calendar year ended December 31, 2007, as reported by the trustee of the retirement plan.

Name of Fund	Rate of Return	Name of Fund	Rate of Return
Wells Fargo Advtg Csh Inv MM	5.25%	American Funds Grwth Fund of America R4	10.88%
Wells Fargo Advtg Short-term Bd	4.49%	Aston/Optimum Mid Cap N	12.91%
Dreyfus Bond Market Index	6.68%	Wells Fargo Advtg Opport	4.98%
Fidelity Advisor High Inc Advant	2.32%	Federated Mid Cap Grwth Strat	18.04%
American Funds American Balanced R4	6.50%	Wells Fargo Advtg Sm Cap Discp	(4.53%)
T. Rowe Price Equity-Income Adv	3.03%	Baron Small Cap	11.69%
Wells Fargo Advtg Index Admin	5.22%	Fidelity Advisor Overseas A	17.02%
Davis NY Venture A	4.97%	FMBI Stock Fund	(19.56%)

Non-qualified Stock Option Gain Deferral Plan

In 1998 our Board adopted the Gain Deferral Plan with the purpose to encourage stock ownership of certain key executives. This plan combines traditional deferred compensation arrangements with stock option exercise transactions by allowing eligible stock option participants to defer to a future date the receipt of shares representing the value realized upon exercise of the underlying stock options. In response to the addition of Section 409A of the Code, the Gain Deferral Plan is only available on a limited basis. Currently, 26 stock option participants are eligible to participate, including the named executive officers with the exception of Mr. Clemens. Deferrals are held for each participant in separate individual accounts in an irrevocable rabbi trust. Amounts deferred under the Gain Deferral Plan are denominated and paid in shares of Common Stock and are adjusted for dividends as if the dividends were reinvested in shares of Common Stock.

Distributions

Under both the Retirement Plan and the Gain Deferral Plan, payments begin after termination and are payable at the participant's election, either as a lump sum or in installments over a period not to exceed fifteen years. Earlier payment may be made upon showing of financial hardship to the satisfaction of the Compensation Committee. Distributions are paid in cash under the Retirement Plan, and are paid as in-kind stock distributions under the Gain Deferral Plan. Payments to executive officers and others will be delayed as necessary to comply with Code Section 409A.

2007 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table summarizes the activity in each of the named executive's deferred compensation accounts during 2007.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Plan Name	Executive Contributions in 2007 (1)	Company Contributions in 2007 (2)	Aggregate Earnings in 2007	Aggregate Withdrawals/ Distributions in 2007	Aggregate Balance at December 31, 2007 (3)(4)
John M. O'Meara	Retirement Plan	$47,203	$376,765	$529,222	-	$5,655,768
	Gain Deferral Plan	59,093	-	(1,645,498)	-	7,370,991
		$106,296	$376,765	$(1,116,276)	-	$13,026,759
Paul F. Clemens	Retirement Plan	-	-	-	-	-
	Gain Deferral Plan	-	-	-	-	-
		-	-	-	-	-
Michael L. Scudder	Retirement Plan	$28,425	$83,913	$30,118	-	$505,763
	Gain Deferral Plan	69,200	-	(42,450)	-	218,452
		$97,625	$83,913	$(12,332)	-	$724,215
Thomas J. Schwartz	Retirement Plan	$65,346	$132,229	$67,539	-	$2,033,450
	Gain Deferral Plan	-	-	(485,651)	-	2,175,599
		$65,346	$132,229	$(418,112)	-	$4,209,049
Janet M. Viano	Retirement Plan	$60,984	$24,943	$20,655	-	$550,550
	Gain Deferral Plan	-	-	(28,581)	-	128,034
		$60,984	$24,943	$(7,925)		$678,584
Mark M. Dietrich	Retirement Plan	-	-	-	$299,413	-
	Gain Deferral Plan	-	-	-	$283,604	-
		-	-	-	$583,017	-

Notes:

(1) The amounts in column (c) for the Retirement Plan represent a portion of 2007 base salary or a portion of bonus and non-equity incentive awards earned in 2006, but paid in 2007, that were deferred by the named executive officer. The executive contributions into the Retirement Plan include the following amounts for each of the following named executives which are reported as compensation in the "2007 Summary Compensation" table on page 36: Mr. Scudder, $20,010; Mr. Schwartz, $45,985; and Ms. Viano, $27,740. The executive contributions in the Gain Deferral Plan represent the deferral of gains realized on the exercise of stock options during 2007 at the election of the named executive officer and are included in the amounts reported for each named executive officer in the "2007 Option Exercises and Stock Vested" table beginning on page 43.

(2) Company contributions represent amounts that would have been contributed under the tax-qualified benefit plans, but for limitations under the Internal Revenue Code of 1986, as amended. The Company contributions for each named executive officer to the Retirement Plan are included in All Other Compensation of the "2007 Summary Compensation Table" on page 36.

(3) Aggregate balances at December 31, 2007 reflect amounts accumulated from participant and Company contributions, in the case of the Retirement Plan, and solely from participant contributions, in the case of the Gain Deferral Plan, over the following years of participation: (A) with respect to the Retirement Plan- since 1989 for Messrs. O'Meara and Schwartz, 1999 for Mr. Scudder and 2001 for Ms. Viano; and (B) with respect to the Gain Deferral Plan - since 1998 for Messrs. O'Meara and Schwartz, since 2004 for Mr. Scudder and Ms. Viano. The following table presents those amounts included in the aggregate deferred compensation balances for each named executive officer as of December 31, 2007 that have been reported in prior proxy statements filed with the SEC for the fiscal year in which earned:

Proxy Location of Amounts Previously Reported

Name	Summary Compensation Table	Pension Discussion	Option Exercise Table	Total
John M. O'Meara	$1,941,807	$1,496,012	$5,257,814	$8,695,633
Paul F. Clemens	-	-	-	-
Michael L. Scudder	$220,238	$102,506	$180,451	$503,195
Thomas J. Schwartz	$479,577	$325,181	$689,043	1,493,801
Janet M. Viano	$91,185	-	$85,033	$176,218
Mark M. Dietrich [(a)]	-	-	-	-

(a) Mr. Dietrich retired in January of 2007.

(4) As of December 31, 2007, aggregate balances in the Retirement Plan and Gain Deferral Plan equate to stock ownership in the Company of 231,577 shares for Mr. O'Meara; 4,956 shares for Mr. Scudder; 83,381 shares for Mr. Schwartz; and 6,661 shares for Ms. Viano.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have entered into agreements and maintain plans covering our executive officers that will require the Company to provide incremental compensation in the event of involuntary termination of employment or a change-in-control. We describe these obligations below.

Overview

We have entered into employment agreements with each of our named executive officers. These agreements have been in place for many years, in most instances since 1997, and provide for automatic annual renewal. The agreements set forth the executive's title and responsibilities and the executive's pay, confidentiality and non-solicitation commitments by the executive and payments, if any, to be made to the executive upon termination of employment. Termination of employment also impacts stock option and restricted stock awards we have made, as well as benefits payable under our employee benefit plans.

The following discussion takes each termination of employment situation – voluntary resignation, discharge for cause, discharge without cause, resignation due to constructive discharge, death and disability – and a change-in-control of the Company, and describes the additional amounts that the Company would pay or provide to the executive officer or the officer's beneficiaries as a result. The discussion below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. These assumptions are that the termination of employment or change-in-control occurred on December 31, 2007 and that the value of a share of our stock on that day was $30.60, the closing price as reported by the Nasdaq Stock Market on December 31, 2007.

In addition, the following discussion and amounts do not include the payments and benefits which are not enhanced by the termination of employment or change-in-control. These payments and benefits include:

- Benefits accrued under our Savings and Profit Sharing Plan and Pension Plan in which all employees participate;
- Accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to our salaried employees generally;
- Balances accrued under the non-qualified Retirement Plan and Gain Deferral Plan as more fully described beginning on page 44; and
- Stock options which have vested and become exercisable prior to the employment termination or change-in-control.

For convenience, the payments and benefits described above are referred to in the following discussion as the executive officer's "vested benefits."

Voluntary Resignation

We are not obligated to pay amounts over and above vested benefits in the event of employment termination due to voluntary resignation, unless the executive's age and years of service qualify for special provisions applicable for retirement. Except for Mr. O'Meara, none of our executives have qualified upon any retirement provisions as of December 31, 2007. Had Mr. O'Meara resigned on December 31, 2007, he would have vested in his 24,803 unvested restricted stock units having a value of $758,972 based on the year-end value of $30.60 per share.

Under the confidentiality commitments in the employment agreement, the executive is required to not disclose our confidential information or use it for another's benefit. In addition, the executive may not solicit any of our clients or customers to not do business with us or solicit any of our employees to leave us. These non-solicitation provisions apply for two years after termination of employment for Mr. O'Meara; eighteen months after termination of employment for Messrs. Scudder and Schwartz; and one year after termination for all other named executive officers.

Discharge for Cause

We are not obligated to pay any amounts over and above vested benefits if an executive officer's employment terminates because of discharge for cause and the executive is bound by the confidentiality and non-solicitation commitments. The executive officer's right to exercise vested options expires upon discharge for cause, and, if the cause is fraud or embezzlement of funds, benefits under the Gain Deferral Plan are subject to forfeiture. In general, a discharge will be for cause if the executive has intentionally failed to perform his or her duties, engaged in illegal or gross misconduct that harms the Company or been convicted of a felony involving moral wrongdoing.

Death or Disability

We provide our employees, including our executive officers, with group life and disability insurance coverage. The group life insurance benefit is a multiple of base salary ranging from two times to four times base salary and is subject to limits contained in the policy. The disability benefit is a monthly benefit, paid until age 65, equal to two-thirds of base salary at the time of disability. In addition, Mr. O'Meara is a party to a key man split dollar life insurance agreement with residual benefits to be paid to his beneficiary. These benefits would be paid to the named executives or beneficiary, in addition to the vested benefits, in the event of death or disability. The amount of the payments assuming death or disability on December 31, 2007 are set forth in the table below.

Name	Life Insurance (Death) Benefit	Disability Benefits		
		Monthly Amount	Months to Age 65	Total Payment
John M. O'Meara	$1,099,811	$20,000	37	$740,000
Paul F. Clemens	$438,000	$12,167	115	$1,399,237
Michael L. Scudder	$980,000	$19,729	211	$4,162,768
Thomas J. Schwartz	$750,000	$20,000	80	$1,600,000
Janet M. Viano	$433,000	$12,012	151	$1,813,768
Mark M. Dietrich (1)	-	-	-	-

Notes:

(1) Reflects the fact that Mr. Dietrich retired in January of 2007.

We have provided that all unvested stock options and restricted stock awards become vested in the event of the death or disability of the employee, including our executive officers. The following table summarizes the unvested stock options and restricted stock awards that would have vested on December 31, 2007 if the executive's employment terminated that day due to death or disability.

Name	Stock Options		Restricted Stock Awards	
	Number (1)	Value (2)	Number (3)	Value (4)
John M. O'Meara	171,143	-	24,803	$758,972
Paul F. Clemens	6,282	-	-	-
Michael L. Scudder	49,870	-	6,124	$187,394
Thomas J. Schwartz	52,624	-	7,605	$232,713
Janet M. Viano	27,217	-	2,430	$74,358
Mark M. Dietrich (5)	-	-	-	-

Notes:

(1) Total number of unvested stock options as of December 31, 2007.

(2) Difference between $30.60 stock value on December 31, 2007 and exercise price for each option. All options may be exercised at any time during the three years after employment termination due to death or disability.

(3) Total number of unvested restricted stock or units as of December 31, 2007.

(4) Value of restricted stock or units based on $30.60 stock value on December 31, 2007.

(5) Reflects the fact that Mr. Dietrich retired in January of 2007.

Discharge Not For Cause; Resignation Due to Constructive Discharge

Our employment agreements obligate the Company to pay severance benefits if an executive officer's employment is involuntarily terminated other than for cause and the confidentiality and non-solicitation commitments bind the executive. The executive is also required to execute a general release of claims as a condition to receiving severance benefits. This scenario includes the resignation by the executive under circumstances that constitute constructive discharge, except in this case; the non-solicitation commitments do not apply. Constructive discharge will generally arise if the executive determines we have breached the employment agreement by not maintaining his or her appointed positions, power and authority, failed to pay or provide the agreed-upon compensation, given notice that the agreement will not automatically renew, or required the executive to move to an office location more than eighty miles from his or her current location.

Our primary obligation in these circumstances is to continue the executive's salary and participation in medical plans for a defined severance period and to pay a pro-rata annual bonus for the year employment terminates. We will also provide outplacement assistance. The severance period is one year for Mr. O'Meara, nine months for Messrs. Scudder and Schwartz and six months for the other executive officers. The severance period may be extended for up to an additional six-month severance period.

SEVERANCE

The following table summarizes the severance benefits that would be payable to the named executive officers had employment terminated involuntarily on December 31, 2007.

Name	Salary Continuation			Pro-Rated Annual Bonus (1)	Medical Benefits/ Outplacement (2)	Total
	Monthly Amount	Number of Months	Total Salary Continuation			
John M. O'Meara	$56,500	12	$678,000	$406,800	$89,763	$1,174,563
Paul F. Clemens	$18,250	6	$109,500	$87,600	$30,135	$227,235
Michael L. Scudder	$29,592	9	$266,328	$142,040	$50,878	$459,246
Thomas J. Schwartz	$34,158	9	$307,422	$163,960	$55,490	$526,872
Janet M. Viano	$18,017	6	$108,102	$86,480	$30,146	$224,728
Mark M. Dietrich (3)	-	-	-	-	-	-

Notes:

(1) Pro-rated annual bonus based on target bonus for year of termination and number of days elapsed at date of termination. Amount reflects full 2007 target bonus since termination is presumed to occur on last day of year.

(2) Reflects amount of health benefit continuation (COBRA) premium paid by the Company during salary continuation period and outplacement services estimated to be 12% of annual base salary.

(3) Reflects the fact that Mr. Dietrich retired in January of 2007.

In addition, because Mr. O'Meara has qualified for the special retirement provisions, he would also vest in 24,803 unvested restricted stock units having a value of $758,972 at December 31, 2007.

CHANGE-IN-CONTROL

We have special provisions in our employment agreements and plans in the event of a change-in-control of our Company. In general, a change-in-control will occur if a person or group acquires more than 25% of our voting stock, there is an unwelcome change in a majority of the members of our Board, or if after we merge with another organization our stockholders do not continue to own more than half of the voting stock of the merged company and more than half of the members of the board of the merged company were not members of our Board.

The severance benefits under our employment agreements are enhanced in the event of involuntary termination (including constructive discharge) upon a change-in-control and the confidentiality commitments apply. For this purpose, resignation by the executive for any reason after completion of a one-year post-change-in-control transition period will qualify as constructive discharge. The enhanced benefits consist of a lump sum payment of approximately three years' pay in Mr. O'Meara's case, two and one-half years' pay in the case of Messrs. Scudder and Schwartz and two years' pay for the other named executive officers. The employment agreements also provide for a gross-up payment should the executive be subject to the excise tax on golden parachute payments under the Code. In addition, all unvested stock options and restricted stock awards vest in full upon a change-in-control, whether or not the executive's employment terminates. The table below summarizes the additional payments we would be obligated to make if a change-in-control and the executive's employment terminated on December 31, 2007.

	Severance Payments			Equity Awards				
				Stock Options		Restricted Stock		
Name	Cash Lump Sum	Gross-Up Payment	Total Severance Payments	Number [1]	Value [2]	Number [3]	Value [4]	Total Equity Value
John M. O'Meara	$4,810,555	$2,053,262	$6,863,817	171,143	-	24,803	$758,972	$758,972
Paul F. Clemens	$664,413	$260,563	$924,976	6,282	-	-	-	-
Michael L. Scudder	$1,635,031	$655,754	$2,290,785	49,870	-	6,124	$187,394	$187,394
Thomas J. Schwartz	$1,969,113	$761,503	$2,730,616	52,624	-	7,605	$232,713	$232,713
Janet M. Viano	$753,063	$275,545	$1,028,608	27,217	-	2,430	$74,358	$74,358
Mark M. Dietrich [5]	-	-	-	-	-	-	-	-

Notes:

(1) Total number of unvested stock options as of December 31, 2007.

(2) Difference between $30.60 stock value on December 31, 2007 and exercise price for each option. All options may be exercised at any time during the three years after employment termination due to change-in-control.

(3) Total number of shares of unvested restricted stock/units as of December 31, 2007.

(4) Value of restricted stock/units based on $30.60 stock value on December 31, 2007.

(5) Reflects the fact that Mr. Dietrich retired in January of 2007.

COMPENSATION COMMITTEE REPORT

Our Compensation Committee has reviewed and discussed the section above entitled "Named Executive Officer Compensation Discussion and Analysis" with management which appears on pages 26 to 51 of this Proxy Statement. Based on this review, our Compensation Committee has recommended to the Board that the "Named Executive Officer Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

J. Stephen Vanderwoude (Chair)
Vernon A. Brunner
Thomas M. Garvin
John L. Sterling
Members, Compensation Committee

AUDIT COMMITTEE REPORT

The primary responsibilities of the Audit Committee (we, us) are to: (1) assist the Board in its oversight of the integrity of the Company's financial statements and systems of internal control over financial reporting; (2) oversee the Company's compliance with legal and regulatory requirements relating to financial reporting and disclosure; (3) evaluate the independence and qualifications of the Company's independent auditors; and (4) oversee the performance of the Company's independent auditors and its internal audit function. We also are solely responsible for the appointment, compensation, and retention of the Company's independent auditors. The Board has adopted an Audit Committee Charter, which sets forth the specific duties of the Audit Committee, a copy of which is available on the Company's website.

In carrying out our oversight responsibilities, we rely on the expertise and knowledge of management, the independent auditors and the internal auditors. Management is responsible for determining that its financial statements are complete, accurate and in accordance with U.S. generally accepted accounting principles. Management, in conjunction with the internal auditors, is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit of the Company's financial statements. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and are in accordance with U.S. generally accepted accounting principles, or to conduct investigations or other types of auditing or accounting reviews or procedures.

We have reviewed and had discussions with management and Ernst & Young LLP regarding the Company's audited financial statements for the fiscal year ended December 31, 2007. We also have discussed with Ernst & Young LLP the matters required under Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. We have received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect, and have discussed the auditors' independence with Ernst & Young LLP. We have established policies and procedures regarding the pre-approval of all services provided by the independent auditors. We have reviewed the audit and non-audit services provided by Ernst & Young LLP for the fiscal year ended December 31, 2007 and considered whether such services are compatible with maintaining the auditors' independence, and determined to engage Ernst & Young LLP as the independent registered public accounting firm of First Midwest Bancorp, Inc. for the fiscal year ending December 31, 2008.

Based upon our review of the Company's audited financial statements and the discussions noted above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in our charter, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Joseph W. England (Chair)
Bruce S. Chelberg,
John F. Chlebowski, Jr.
Patrick J. McDonnell
John E. Rooney
J. Stephen Vanderwoude
Members, Audit Committee

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership of, and transactions in, our equity securities with the SEC. Such directors, executive officers and stockholders are also required to furnish us with copies of all Section 16(a) reports they file. Purchases and sales of our equity securities by such persons are published on our website at *http://www.firstmidwest.com/aboutinvestor_SEC.asp*. Based on a review of the copies of such reports, and on written representations from our reporting persons, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and stockholders were complied with during the fiscal year ended December 31, 2007.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by FMBI under the Securities Act of 1933 or the Securities Exchange Act of 1934, the Section of this Proxy Statement entitled "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. We also include several website addresses in this Proxy Statement for your reference. The information on these websites is not part of this Proxy Statement.

Other Business

At the date hereof, there are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual Meeting. If other matters come before the Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Stockholder Proposals for 2009 Annual Meeting of Stockholders

Stockholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2009 Annual Meeting of Stockholders must submit their proposals to our Corporate Secretary on or before December 4, 2008. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

In accordance with our Articles of Incorporation, for a matter not included in our proxy materials to be properly brought before the 2009 Annual Meeting of Stockholders, a stockholder's notice of the matter must be timely delivered to First Midwest Bancorp, Inc. ATTN: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143, not less than 120 nor more than 180 days prior to the date of the meeting, which currently is scheduled for May 20, 2009. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of our Articles of Incorporation (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than November 21, 2008 and no later than January 20, 2009.

Stockholder Recommendations for Director Candidates

The Nominating and Corporate Governance Committee will consider candidates recommended by stockholder. The policy of the Nominating and Corporate Governance Committee is to consider candidates recommended by stockholders in the same manner as other candidates. Stockholders who wish to submit director candidates for consideration by the Nominating and Corporate Governance Committee for election at our 2009 Annual Meeting of Stockholders may do so by submitting in writing such candidates' names, in compliance with the procedures and along with the other information required by our Articles of Incorporation, to First Midwest Bancorp, Inc. ATTN: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 between November 21, 2008 and January 20, 2009.

Important Notice Regarding Delivery of Stockholder Documents

SEC rules allow us to deliver a single copy of our proxy materials to multiple stockholders of record sharing the same address and last name, or who we reasonably believe are members of the same family and who consent to receive a single copy of these materials in a manner provided by these rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. We have been notified that certain brokers and banks holding our Common Stock for their customers will household proxy materials. Stockholders sharing an address whose shares of our Common Stock are held by a broker or bank, who now receive multiple copies of our proxy materials and who wish to receive only one copy of these materials per household, should contact their broker or bank to request that only one set of these materials be delivered in the future.

If you are a registered holder receiving multiple copies of our annual report and proxy statement, you may request householding in the future by contacting our Corporate Secretary.

Policies on Reporting of Concerns Regarding Accounting and Other Matters and on Communicating with Independent Directors

We have adopted policies on reporting of concerns regarding accounting and other matters and on communicating with our independent Directors.

Any person, whether or not an employee, who has a concern about the conduct of FMBI or its subsidiaries or affiliates, or any of our people, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern via regular mail to the Company's Audit Services Director, or to the Chairman of the Audit Committee, in either case, at First Midwest Bancorp, Inc., One Pierce Place, Suite 1500, Itasca, Illinois 60143.

Any interested party, whether or not an employee, may contact an individual director, the Board as a group, or a specified Board committee or group, including our independent directors as a group, by submitting written correspondence to First Midwest Bancorp, Inc., Attn: Board of Directors, One Pierce Place, Suite 1500, Itasca, Illinois 60143. Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. The Company will initially receive and process communications before forwarding them to the addressee. Communications also may be referred to other departments within the Company.

Voting Via the Internet or by Telephone

Provisions have been made for you to vote your shares of Common Stock via the Internet or by telephone. You may also vote your shares by mail. Please see the Section entitled *"How do I vote?"* beginning on page 2 and the Proxy Card accompanying this Proxy Statement for specific instructions on how to cast your vote by any of these methods.

The Internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with the requirements of applicable law. Stockholders voting via the Internet and by telephone should understand that there may be costs associated with voting in these manners, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

By order of the Board of Directors,

Cynthia A. Lance
Executive Vice President and Corporate Secretary,
First Midwest Bancorp, Inc.

April 4, 2008

Annex A

First Midwest Bancorp, Inc.

AMENDED AND RESTATED NON-EMPLOYEE DIRECTORS STOCK PLAN

*****

PLAN DOCUMENT

As amended through May 21, 2008

First Midwest Bancorp, Inc.
Non-Employee Directors Stock Plan

Plan Document

Table of Contents

FIRST MIDWEST BANCORP, INC.
AMENDED AND RESTATED
NON-EMPLOYEE DIRECTORS STOCK PLAN

Plan Document

Section 1. Establishment, Purposes and Effective Date

1.1 *Establishment.* First Midwest Bancorp, Inc., a Delaware corporation (the "Company" or "FMBI"), hereby amends and restates the "FIRST MIDWEST BANCORP, INC. AMENDED AND RESTATED NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN" (as last amended on May 20, 2003) as the "FIRST MIDWEST BANCORP, INC. AMENDED AND RESTATED NON-EMPLOYEE DIRECTORS STOCK PLAN".

1.2 *Purposes.* The purpose of the Plan is to advance the interests of the Company and its stockholders by enabling the Company to provide a Non-Employee Director compensation program that attracts and retains the services of sophisticated and qualified independent directors whose judgment, initiative, leadership, and efforts are important to the success of the Company, as well as by aligning the interest of the Company's Non-Employee Directors with those of the Company's stockholders.

1.3 *Effective Date.* The Plan, as amended and restated, shall become effective immediately upon receipt of approval by the Company's stockholders on May 21, 2008.

Section 2. Definitions

As used herein, the following terms shall have the meanings hereinafter set forth:

(a) "*Award*" means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Award granted under this Plan.

(b) "*Award Agreement*" means the agreement that sets forth the terms, conditions and limitations applicable to an Award.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Code*" means the Internal Revenue Code of 1986, as amended.

(e) "*Committee*" means the Compensation Committee of the Board or such other committee appointed from time to time by the Board to administer the Plan. The Committee shall consist of two or more members, each of whom shall qualify as a "non-employee director," as the term (or similar or successor term) is defined by Rule 16b-3.

(f) "*Common Stock*" means the common stock, par value $.01 per share, of the Company or such other class of shares or other securities as may be applicable pursuant to the provisions of Subsection 4.3.

(g) "*Effective Date*" means May 21, 2008, the date on which the Plan is approved by the Company's stockholders.

(h) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(i) "*Fair Market Value*" shall have the meaning set forth in the Omnibus Plan.

(j) "*Gain Deferral Plan*" means the "FIRST MIDWEST BANCORP, INC. STOCK OPTION GAIN DEFERRAL PLAN" as such plan may be amended from time to time and which is only available to certain non-employee directors who were participants in such plan prior to January 1, 2005.

(k) "*Non-Employee Director*" means any person who is a member of the Board and who is not, as of the applicable Award grant date, an employee of the Company or any of its subsidiaries. A Non-Employee Director who, with the approval of the Board, enters into a "Continuing Participant Agreement" with the Company effective upon such person ceasing to be a member of the Board shall continue to be deemed to be a Non-Employee Director for purposes of the Plan and shall not be deemed to incur a cessation of directorship during the term of such "Continuing Participant Agreement".

(l) "*Omnibus Plan*" means the "FIRST MIDWEST BANCORP, INC. OMNIBUS STOCK AND INCENTIVE PLAN", as such plan may be amended from time to time.

(m) "*Option*" means the right to purchase shares of Common Stock at a stated price for a specified period of time. For purposes of the Plan, an Option is a "Nonstatutory (Nonqualified) Stock Option," or "NSO" as defined by Code Section 422.

(n) "*Other Award*" means an Award, other than a Stock Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit granted under this Plan, including the right to receive shares of Common Stock or a fixed or variable share denominated unit granted under this Plan or any deferred compensation plan established from time to time by the Company.

(o) "Plan" means the "FIRST MIDWEST BANCORP, INC. AMENDED AND RESTATED NON-EMPLOYEE DIRECTORS STOCK PLAN" as set forth herein and any amendments hereto.

(p) "*Restricted Stock*" means shares of Common Stock granted to a Non-Employee Director pursuant to Subsection 5.3 of the Plan.

(q) "*Restricted Stock Unit*" means a right to receive a payment equal to the value of a share of Common Stock, pursuant to Subsection 5.3 of the Plan.

(r) "*Retirement*" means termination of the Non-Employee Director's Board membership upon the expiration of the Non-Employee Director's term of office (unless such Non-Employee Director is then elected for another term of office), or upon such other circumstances as the Board may in its discretion determine to constitute "Retirement".

(s) "*Rule 16b-3*" means Rule 16b-3 or any successor or comparable rule or rules applicable to Awards granted under the Plan promulgated by the Securities and Exchange Commission under Section 16(b) of the Securities Exchange Act of 1934, as amended.

(t) "*Stock Appreciation Right*" and "SAR" mean the right to receive a payment from the Company equal to the excess of the Fair Market Value of a share of Common Stock at the date of exercise over a specified price fixed by the Committee, which shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. In the case of a Stock Appreciation Right which is granted in conjunction with an Option, the specified price shall be the Option exercise price.

Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

Section 3. Participation, Administration and Award Agreements

3.1 *Participation.* Each Non-Employee Director as of the Effective Date and each person who becomes a Non-Employee Director after the Effective Date shall be eligible to participate in the Plan.

3.2 *Administration.* The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof (whether taken during a meeting or by written consent), shall determine the type or types of Awards to be made under the Plan. The Committee is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever. To the extent deemed necessary or advisable for purposes of Rule 16b-3 or otherwise, the Board may act as the Committee hereunder.

3.3 *Award Agreements.* Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee.

Section 4. Common Stock Available

4.1 *Number.* The total number of shares of Common Stock subject to issuance under this Plan, and subject to adjustment upon occurrence of any of the events indicated in Subsection 4.3, may not exceed 200,000 plus the number of shares of Common Stock subject to Awards outstanding as of the Effective Date. The Common Stock to be delivered under the Plan may consist, in whole or in part, of authorized but unissued stock or treasury stock not reserved for any other purpose.

4.2 *Unused Stock.* In the event an Option expires or terminates for any reason without having been exercised in full (including, without limitation, cancellation and re-grant), or in the event that an Option is exercised or settled in a manner such that some or all of the shares of Common Stock related to the Option are not issued (including as the result of a share-for-share exercise or the use of shares for withholding taxes, if any), the shares of Common Stock subject thereto which have not become outstanding shall (unless the Plan shall have terminated) remain available for issuance under the Plan. In the event an Award is forfeited for any reason, or settled in cash in lieu of Common Stock or in a manner such that some or all of the shares of Common Stock related to the Award are not issued (including as a result of the use of shares for tax withholding), such shares of Common Stock shall (unless the Plan shall have terminated) remain available for issuance under the Plan.

4.3 *Adjustment in Capitalization.* In the event of any change in the outstanding shares of Common Stock by reason of a stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the aggregate number of shares of Common Stock subject to an Award to be granted or outstanding pursuant to the Plan, and/or the stated exercise price (if applicable), shall be appropriately adjusted by the Committee, whose determination shall be conclusive; provided, however, that fractional shares shall be rounded to the nearest whole share.

Section 5. Awards

5.1 *Grant of Options*. Subject to the provisions of Sections 4 and 6, Options may be granted to Non-Employee Directors at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Options granted to each Non-Employee Director.

(a) No Option granted pursuant to the Plan shall have an exercise price that is less than the Fair Market Value of the Common Stock on the date the Option is granted.

(b) Options awarded under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall approve, either at the time of grant of such Options or pursuant to a general determination, and which need not be the same for all participants.

(c) Options may be exercised in the manner set forth in the Omnibus Plan. The exercise price payable upon the exercise of an Option by a Non-Employee Director who has a deferral election in effect under the Gain Deferral Plan shall be made solely by tendering previously-acquired shares of Common Stock.

(d) Each Option shall vest and become exercisable as determined by the Committee, including vesting terms upon termination of service to the Board due to death, disability or retirement. Once vested, Options shall expire upon the date which is three years following termination of the Non-Employee Director's service to the Board for any reason; provided, however, in no event may any Option be exercised beyond the tenth anniversary of its date of grant, or such shorter period which may be set forth in the Award Agreement.

5.2 *Grant of Stock Appreciation Rights*. Subject to the provisions of Sections 4 and 6, Stock Appreciation Rights ("SARs") may be granted to Non-Employee Directors at any time and from time to time as shall be determined by the Committee. An SAR may be granted at the discretion of the Committee in any of the following forms in connection with previously awarded Options: (a) in lieu of Options; (b) in addition to Options; (c) upon lapse of Options and; (d) independent of Options. The terms, conditions and material provisions of an Award of SARs issued to a Non-Employee Director shall be made in accordance with and subject to the provisions relating to SARs set forth in the Omnibus Plan.

5.3 *Grant of Restricted Stock or Restricted Stock Units*. Subject to the provisions of Sections 4 and 6, the Committee, at any time and from time to time, may grant shares of Restricted Stock or Restricted Stock Units under the Plan to Non-Employee Directors and in such amounts as it shall determine. Each grant of Restricted Stock or Restricted Stock Units shall be in writing. The Committee, in its discretion, may permit a Non-Employee Director to defer receipt of any Restricted Stock Units beyond the expiration of any applicable period of restriction. The terms, conditions and material provisions of an Award of shares of Restricted Stock or Restricted Stock Units issued to a Non-Employee Director shall be made in accordance with and subject to the provisions relating to shares of Restricted Stock or Restricted Stock Units set forth in the Omnibus Plan.

5.4 *Grant of Other Awards*. Subject to the provisions of Sections 4 and 6, Other Awards may be granted to Non-Employee Directors at any time and from time to time as shall be determined by the Committee. The terms, conditions and material provisions of an Other Award issued to a

Non-Employee Director shall be made in accordance with and subject to the provisions relating to Other Awards set forth in the Omnibus Plan.

Section 6. Coordination with Omnibus Stock and Incentive Plan

The following provisions of the Omnibus Plan, shall be applicable to the Director Options as if such provisions were set forth in this Plan in full:

6.1 *Change-in-Control.* For purposes of this Plan, a "Change-in-Control" shall be deemed to have occurred on the date a Change-in-Control occurs under the Omnibus Plan. In the event of a Change-in-Control of the Company, all Awards under the Plan shall vest 100%, whereupon all Options shall become exercisable in full, the restrictions applicable to Restricted Stock shall terminate and all Other Awards shall be paid out based on the terms thereof.

6.2 *Limited Transferability of Awards; Beneficiary Designations.* No Award granted under this Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, otherwise than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Board may, in its discretion, authorize all or a portion of an Award to be on terms which permit the transfer by the Non-Employee Director to the extent the Committee under the Omnibus Plan may permit such transfers. Non-Employee Directors may designate beneficiaries with respect to Awards granted hereunder on the same basis as applicable to awards under the Omnibus Plan.

Section 7. Amendment and Termination

7.1 *Amendment, Modification or Termination of the Plan.* The Committee, or any committee to the extent authorized by the Board, may make such modifications to, or may terminate, the Plan as it shall deem advisable; provided, however, that except as contemplated by Subsection 4.3, no modification that increases the number of shares of Common Stock subject to issuance under the Plan or that amends the provisions of Subsection 7.2 to remove the prohibition regarding Award re-pricing shall be made without approval of the Company's shareholders; and provided, further, that no modification or termination shall adversely affect the rights under any Award then outstanding without the written consent of the holder.

7.2 *Amendment or Modification of Awards.* The Committee, or any committee to the extent authorized by the Board, may amend or modify any outstanding Awards in any manner to the extent that the Committee would have had the authority under the Plan initially to make such Award as so modified or amended, including without limitation, to change the date or dates as of which Awards may be exercised, to remove the restrictions on Awards, or to modify the manner in which Awards are determined and paid. Notwithstanding the foregoing or any other provision of this Plan, except in circumstances described in Subsection 4.3, the terms and outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs, or exchange for cash, other Awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs, without shareholder approval.

Section 8. Miscellaneous

8.1 *Rights of Directors.* Neither the Plan nor any action taken hereunder shall be construed as giving any Non-Employee Director any right to continue to serve as a member of the Board or otherwise to be retained in the service of the Company.

8.2 *Indemnification.* To the extent permitted by law, each person who is or shall have been a member of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against such member, provided such member shall give the Company an opportunity, at its expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

8.3 *Requirements of Law.* The granting of Awards and the issuance of Common Stock with respect to an Award, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4 *Governing Law.* The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware.

Stockholder Information

Common Stock

FMBI | NASDAQ GLOBAL SELECT

First Midwest Bancorp, Inc. common stock is traded in the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol **FMBI**. The stock abbreviation appears as "**FstMdWBcp**" in The Wall Street Journal and in other leading daily newspapers as "**FMidBc**".

Dividend Payments

Anticipated dividend payable dates are in January, April, July and October subject to the approval by the Board of Directors.

Direct Deposit

Stockholders may have their dividends deposited directly to their savings, checking, or money market account at any financial institution. Information concerning Dividend Direct Deposit may be obtained from the Company or its transfer agent.

Dividend Reinvestment/ Stock Purchase

Stockholders may fully or partially reinvest dividends and invest up to $5,000 quarterly in First Midwest Bancorp, Inc. common stock without incurring any brokerage fees. Information concerning Dividend Reinvestment may be obtained from the Company or its transfer agent.

Transfer Agent/ Stockholder Services

Stockholders with inquiries regarding stock accounts, dividends, change of ownership or address, lost certificates, consolidation of accounts, or registering shares electronically through the Direct Registration System should contact the transfer agent:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(888) 581-9376
www.bnymellon.com/shareowner

Investor and Stockholder Contact

Investor Relations
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
(630) 875-7463
investor.relations@firstmidwest.com

SEC Reports and General Information

First Midwest Bancorp, Inc. files an annual report with the Securities and Exchange Commission on Form 10-K and three quarterly reports on Form 10-Q. Requests for such reports and general inquiries regarding stock and dividend information, quarterly earnings and news releases may be directed to Investor Relations at the above address or can be obtained through the Investor Relations section of the Company's website, **www.firstmidwest.com.**

Cautionary Statement under the Private Securities Litigation Reform Act of 1995

In this document we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. By identifying these statements for you, we are alerting you to the possibility that actual results and our financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our results to differ, possibly materially form those in the forward looking statements are discussed in the Section entitled "Risk Factors" in the enclosed Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our other reports filed with the Securities and Exchange Commission from time to time. Forward-looking statements represent our management's best judgment as of the date hereof based on currently available information. Except as required by law, we undertake no duty to update the contents of this document after the date hereof.

First Midwest Bancorp, Inc.

END